
07054980

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL PROCESSING
RECEIVED
JUN 06 2007
WASH. D.C.
161
SECTION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

LaPorte Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001400848
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

The LaPorte Savings Bank
LaPorte, Indiana

As Of:
May 11, 2007

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

The LaPorte Savings Bank
LaPorte, Indiana

As Of:
May 11, 2007

KELLER & COMPANY, INC.
Financial Institution Consultants
Investment and Financial Advisors

555 Metro Place North
Suite 524
Dublin, Ohio 43017

614-766-1426
614-766-1459 (fax)

May 29, 2007

Board of Directors
The LaPorte Savings Bank
710 Indiana Avenue
LaPorte, Indiana 45350

To the Board:

We hereby submit an independent appraisal ("Appraisal") of the pro forma market value of the to-be-issued stock of LaPorte Bancorp, Inc. (the "Corporation"), which is being formed as the mid-tier holding company of The LaPorte Savings Bank, LaPorte, Indiana, ("LaPorte Savings" or the "Bank"). Such stock is to be issued in connection with the application by the Corporation to complete a minority stock offering, with LaPorte Savings Bank, MHC, a federally chartered mutual holding company, to own approximately 55 percent of the Corporation subsequent to the merger of City Savings Financial Corporation with and into the Corporation. The remaining 45 percent of the shares of the Corporation will be offered to both the public and shareholders of City Savings Financial Corporation. As indicated in Exhibit 63 of this Appraisal, the shareholders of City Savings Financial Corporation will be offered, in the aggregate, 961,967 shares of the Corporation in conjunction with the merger; and the number shares of the Corporation offered to the public will be 1,300,500, 1,530,000, 1,759,500 and 2,023,425 at the minimum, as adjusted, minimum, midpoint, maximum and maximum, as adjusted, respectively, of the valuation range. Exhibit 63 of this Appraisal also presents in detail the total number of shares to be issued at each valuation range, the respective number of shares issued to each shareholder group, the overall share allocation and the corresponding share values. This appraisal was prepared and provided to the Bank in accordance with the appraisal requirements of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by LaPorte Savings and the material provided by the independent auditors, Crowe Chizek and Company LLC, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of the Bank, with the law firm of Luse, Gorman, Pomerenk and Schick, Washington, D.C., the Bank's conversion counsel, and with Crowe Chizek and Company LLC. Further, we viewed the Corporation's local economy and primary market area.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Corporation's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of May 11, 2007, the pro forma market value or appraised value of LaPorte Bancorp, Inc. was $54,619,670 at the midpoint of the valuation range, with a minority public offering of $15,300,000 or 1,530,000 shares at $10 per share.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Appraisal") to provide the pro forma market value of the to-be-issued common stock of LaPorte Bancorp, Inc. (the "Corporation"), a federally chartered mid-tier stock holding company. The Corporation is offering common stock in connection with the reorganization of The LaPorte Savings Bank ("LaPorte Savings" or the "Bank"), LaPorte, Indiana, into the mutual holding company form of organization, LaPorte Savings Bank, MHC ("LaPorte MHC"). The Corporation will be formed as a mid-tier holding company to own all of the common stock of LaPorte Savings. Immediately after completion of the reorganization, the Corporation intends to acquire, by merger, City Savings Financial Corp. ("City Savings Financial"), the holding company for City Savings Bank, Michigan City, Indiana. In addition to the shares the Corporation is offering to the public in conjunction with its mutual holding company reorganization, the Corporation will issue additional shares to shareholders of City Savings Financial in connection with the merger. The shareholders of City Savings Financial may elect to exchange each share of City Savings Financial for $34.00 in cash, LaPorte Bancorp common stock, or a combination thereof, subject to the election and proration procedures set forth in the merger agreement. Pursuant to the Plan of Conversion, the Corporation will be majority owned by LaPorte MHC. The Corporation will issue approximately 45.0 percent of the appraised value of the Corporation as determined in this Appraisal in a combined minority stock offering and a shares distribution to the shareholders of City Savings Financial.

The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

Introduction (cont.)

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization", in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Appraisal provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that are required to be considered. Our Appraisal will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after the completion of the public offering, also recognizing the planned merger, would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended December 31, 2002 through 2006, and unaudited financials for the three months ended March 31, 2006 and 2007, for LaPorte Savings and discussed them with the Bank's management and independent auditors, Crowe Chizek and Company LLC, South Bend, Indiana. We have also reviewed the financial statements for the five fiscal years ended June 30, 2002 through 2006, and the unaudited financials for the nine months ended March 31, 2006 and 2007, for City Savings Financial and discussed them with City Savings Financial's management and City Savings Financial's auditors, BKD, LLP, Indianapolis, Indiana. We have also discussed and reviewed with management of LaPorte Savings and City Savings Financial other financial matters and have reviewed internal projections and the Bank's business plan . We have reviewed the Corporation's preliminary Form S-1 and LaPorte Savings' preliminary Form MHC and discussed them with management and with their conversion counsel.

Introduction (cont.)

We have visited LaPorte Savings' and City Savings' offices and have traveled the surrounding areas. We have studied the economic and demographic characteristics of the primary market area, and analyzed LaPorte Savings' and City Savings' primary market areas relative to each other, Indiana and the United States. We have also examined the competitive market within which each institution operates, giving consideration to each area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of LaPorte Savings and City Savings Financial to those selected institutions with a focus on LaPorte Savings.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this Appraisal.

I. DESCRIPTION OF THE LAPORTE SAVINGS BANK AND CITY SAVINGS BANK

GENERAL

LaPorte Savings was chartered in 1871 as an Indiana chartered mutual savings and loan association. The Bank operates four full-service offices within the city of LaPorte. City Savings Bank was founded in 1885 as a mutual savings and loan association and currently operates three full-service offices in Michigan City, Chesterton and Rolling Prairie. In 2001, City Savings Financial Corporation was organized and City Savings converted from a mutual savings association to a stock savings association.

LaPorte Savings conducts its business from its main office and three branches in LaPorte, Indiana, located in northwestern Indiana. The Bank's primary market area is focused on LaPorte County, where its offices are located, and extends into the surrounding counties of St. Joseph, Starke, and Porter Counties.

City Savings conducts its business from its main office and two branches with its main office and Rolling Prairie branch in LaPorte County and its Chesterton branch located in Porter County. City Savings' market area is focused on LaPorte County and to a lesser extent Porter County, both located in northwestern Indiana.

LaPorte Savings' and City Savings' deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Deposit Insurance Fund ("DIF"). LaPorte Savings and City Savings are also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank. LaPorte Savings and City Savings are members of the Federal Home Loan Bank (the "FHLB") of Chicago and are regulated by the FDIC. As of March 31, 2007, LaPorte Savings had assets of $251,722,000, deposits of $184,215,000 and equity of $26,878,000. City Savings had assets of $130,928,000, deposits of $94,977,000 and equity of $12,806,000.

General (cont.)

LaPorte Savings is a community-oriented institution which has been principally engaged in the business of serving the financial needs of the public in its local community and throughout its primary market area. LaPorte Savings has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, including construction loans, which represented 36.1 percent of its loan originations during the three months ended March 31, 2007, and a similar 37.9 percent of its loan originations during fiscal year 2006. Commercial real estate loan originations represented a strong 46.8 percent and 38.3 percent of total originations for the same respective time periods. At March 31, 2007, 45.5 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding construction loans, compared to a higher 54.1 percent at December 31, 2002, with the primary sources of funds being retail deposits from residents in its local communities and FHLB advances. The Bank is also an originator of multi-family loans, construction loans, land loans, commercial business loans and consumer loans. Consumer loans consist of loans on deposits accounts, automobile loans, home equity loans and other personal loans. City Savings has also focused its lending activity on loans secured by one- to four-family dwellings, which represented 36.1 percent of City Savings' loan portfolio at March 31, 2007, and were responsible for 23.1 percent of loan originations for the fiscal year ended June 30, 2006.

The Bank had $93.3 million, or 37.1 percent of its assets in cash and investments excluding FHLB stock which totaled $2.7 million or 1.1 percent of assets. The Bank had $33.3 million of its investments in mortgage-backed and related securities representing 13.2 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

City Savings had a much lesser $19.6 million in cash, investments and mortgage-backed securities at March 31, 2007, representing 15.0 percent of assets.

LaPorte Savings has seen a modest deposit increase over the past four fiscal years with deposits increasing 6.5 percent from December 31, 2002, to December 31, 2006, or an average of 1.6 percent per year, and from December 31, 2006, to March 31, 2007, deposits decreased

General (cont.)

by 8.7 percent, compared to a 10.7 percent growth rate in fiscal 2006. LaPorte Savings has focused on residential real estate loan activity during the past five years, monitoring its net interest margin, noninterest expenses and earnings and maintaining its equity to assets ratio. Equity to assets increased slightly from 9.50 percent of assets at December 31, 2002, to 10.68 percent at March 31, 2007, due to overall stable earnings combined with a slight decrease in assets.

City Savings' deposits have increased from 2002 to 2006 by a strong 48.3 percent or 12.1 percent annually. From June 30, 2006, to March 31, 2007, deposits increased 1.3 percent compared to a 25.2 percent decrease in fiscal 2006. City Savings' equity to asset ratio has decreased, declining from 12.5 percent at June 30, 2002, to 9.8 percent at March 31, 2007.

LaPorte Savings' primary lending strategy has been to focus on the origination of fixed-rate one-to four-family loans, the origination of commercial real estate loans, the origination of commercial business loans, and the origination of consumer and automobile loans.

LaPorte Savings' share of one- to four-family mortgage loans has decreased modestly, from 54.1 percent of gross loans at December 31, 2002, to 45.5 percent as of March 31, 2007. Commercial real estate loans increased from 18.5 percent of loans to 27.8 percent from December 31, 2002, to March 31, 2007, respectively, while construction loans decreased from 5.2 percent to 2.0 percent during the same time period. All types of real estate loans as a group decreased modestly from 77.9 percent of gross loans at December 31, 2002, to 75.5 percent at March 31, 2007. The decrease in real estate loans was offset by LaPorte Savings' increase in commercial and consumer loans. LaPorte Savings' share of commercial loans witnessed an increase in their share of loans from 1.8 percent at December 31, 2002, to 7.1 percent at March 31, 2007, and the share of consumer loans, including home equity loans, decreased from 20.3 percent to 17.4 percent.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets

General (cont.)

in recognition of the more stringent requirements within the industry to establish and maintain adequate general valuation allowances. At December 31, 2002, LaPorte Savings had $1,173,000 in its loan loss allowance or 0.72 percent of gross loans and 267.2 percent of nonperforming loans, which decreased to $1,024,000 and represented a higher 0.74 percent of gross loans but a lower 94.3 percent of nonperforming loans at March 31, 2007.

City Savings' share of one- to four-family loans was a moderate 36.1 percent at March 31, 2007, changing modestly from 31.5 percent at December 31, 2002. Commercial real estate loans represented 21.7 percent of loans at March 31, 2007, rising from 16.3 percent at June 30, 2002. Real estate loans, including construction loans, represented a moderate 72.5 percent of loans at March 31, 2007, increasing from 71.2 percent at December 31, 2002. Consumer loans were comprised of home equity loans, automobile loans and other loans and represented 17.9 percent of gross loans at March 31, 2007, up from 17.8 percent at June 30, 2005. Commercial business loans represented 9.6 percent of gross loans at March 31, 2007, down from 11.0 percent at June 30, 2005.

Interest income from loans and investments has been the basis of earnings with the net interest margin being the key determinant of net earnings but a greater emphasis on noninterest income. With a dependence on net interest margin for earnings, current management will focus on continuing to strengthen LaPorte Savings' net interest margin without undertaking excessive credit risk combined with strengthening LaPorte Savings' interest risk position and continuing to strive to increase noninterest income.

PERFORMANCE OVERVIEW

LaPorte Savings' financial position at year end December 31, 2002 through March 31, 2007, is shown in Exhibits 1 through 4. Exhibit 5 provides selected financial data at December 31, 2002, through 2006 and at March 31, 2007, for LaPorte Savings. The Bank has focused on maintaining its asset base, strengthening its equity ratio and increasing its cash and investments to offset its shrinkage in loans. The impact of these trends, recognizing the trend in interest rates, has resulted in minimal change in net interest rate spread from 2.36 percent at December 31, 2002, to 2.37 percent at March 31, 2007. LaPorte Savings has experienced a modest decrease in assets from December 31, 2002, through March 31, 2007, with a similar decrease in deposits, a modest decrease in FHLB advances, a moderate decrease in loans and a modest increase in the dollar level of equity over the past five periods.

City Savings Financial's financial position at year end June 30, 2002 through 2006, and at March 31, 2007, is shown in Exhibits 1(a) through 4(a). Exhibit 5(a) shows selected financial data for City Savings Financial at June 30, 2002, through March 31, 2007. City Savings has experienced an increase in assets and deposits from June 30, 2002, through March 31, 2007, well exceeding LaPorte Savings' change in assets and deposits. Such trend for City Savings Financial has resulted in a decrease in net interest spread from 3.04 percent in 2002 to 2.52 percent through 2006 and at March 31, 2007, as shown in Exhibits 1(a) through 4(a). City Savings Financial also experienced an increase in loans and has experienced a decrease in its equity to asset ratio from June 30, 2002, to March 31, 2007.

LaPorte Savings witnessed a total decrease in assets of $4.4 million or 1.7 percent for the period of December 31, 2002, to March 31, 2007, representing an average annual decrease in assets of 0.4 percent. For the year ended December 31, 2006, assets increased $9.6 million or 3.7 percent. Over the past four fiscal periods, LaPorte Savings experienced its largest dollar rise in assets of $9.6 million in fiscal year 2006, which represented a modest 3.7 percent increase in assets funded by a rise in deposits of $19.5 million.

Performance Overview (cont.)

City Savings experienced an increase in assets of $49.5 million or 60.9 percent from June 30, 2002, through March 31, 2007. The increase was focused on an increase in assets of $58.4 million in 2003 with a $40.4 million increase in deposits in 2003 and a $14.2 million increase in borrowed funds.

LaPorte Savings' net loan portfolio, including mortgage loans and nonmortgage loans, decreased from $164.0 million at December 31, 2002, to $138.2 million at March 31, 2007, and represented a total decrease of $25.8 million, or 15.7 percent. The average annual decrease during that period was 3.7 percent. For the three months ended March 31, 2007, loans increased $1.2 million or 0.9 percent.

City Savings' net loan portfolio increased to a strong $32.5 million or 47.8 percent from June 30, 2002 through March 31, 2007, representing an average annual increase of 10.1 percent.

LaPorte Savings has gathered funds for lending primarily through retail deposits, but has also made use of FHLB advances in accordance with the demand for loans. Its competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits decreased $5.2 million or 2.8 percent from December 31, 2002 to March 31, 2007, with an average annual rate of decrease of 0.7 percent. LaPorte Savings' largest fiscal year deposit growth was in 2006, when deposits increased $19.5 million or a strong 10.7 percent. Its FHLB advances decreased from $41.4 million at December 31, 2002, to $36.5 million at December 31, 2006, and then increased to $38.5 million at March 31, 2007.

City Savings has also obtained its funds through deposits and FHLB advances. Deposits increased $31.8 million from June 30, 2002 through March 31, 2007, representing a 50.3 percent increase or an average of 10.5 percent. City Savings' FHLB advances totaled $20.9 million at March 31, 2007, representing 16.0 percent of assets. FHLB advances were a lesser $8.0 million or 9.8 percent of assets at June 30, 2002.

Performance Overview (cont.)

LaPorte Savings has been able to increase its dollar equity each fiscal year from 2002 through 2006, except in fiscal 2004 when equity decreased $165,000 due to the Bank's $1.5 million loss on investment securities. At December 31, 2002, LaPorte Savings had equity of $24.3 million, representing a 9.50 percent equity to assets ratio and then increased to $26.9 million at March 31, 2007, representing a higher 10.68 percent equity to assets ratio. The overall rise in the equity to assets ratio from December 31, 2002 to March 31, 2007, is the result of the Bank's moderate earnings performance impacted by its modest decrease in assets. The dollar amount of equity increased 10.5 percent from December 31, 2002, to March 31, 2007, representing an average annual increase of 2.5 percent.

City Savings experienced an increase in its dollar amount of equity in four of the past five years with a total dollar increase of 25.6 percent or an average of 5.4 percent a year. The dollar increase is the result of City Savings Financial's moderate earnings with its equity to asset ratio impacted by its strong growth in assets. City Savings Financial's equity ratio decreased from 12.53 percent at June 30, 2002, to 9.78 percent at March 31, 2007.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for LaPorte Savings, reflecting its income and expense trends, and Exhibit 6(a) provides selected operating data for City Savings Financial. These tables provide key income and expense figures in dollars for the fiscal years of 2002 through 2006 and for the three months ended March 31, 2007, for LaPorte Savings and for the nine months ended March 31, 2007, for City Savings.

LaPorte Savings experienced an overall decrease in its dollar amount of interest income from 2002 to 2006, due to the decrease in interest rates in the market and at the Bank combined with the Bank's decrease in total loans. Interest income was $14.1 million in 2002 and a lower $12.5 million in 2003. This trend continued in 2004 and then reversed, resulting in increases in 2005 and 2006. For the year ended December 31, 2006, interest income was $13.6 million,

Income and Expense (cont.)

compared to a higher $14.1 million in 2002. Interest income was $3.4 million for the three months ended March 31, 2007, or $13.7 million on an annual basis, similar to fiscal 2006.

In contrast, City Savings witnessed an overall increase in interest income from 2002 through 2006. Interest income was $5.1 million in 2002 and a larger $9.3 million in 2006, rising from $8.4 million in 2005. Interest income was $6.5 million for the nine months ended March 31, 2007, or $8.7 million on an annual basis, indicating a decrease from $9.3 million in 2006.

LaPorte Savings' interest expense experienced a similar trend with an overall decrease from fiscal year 2002 to 2006, with an increase in 2006. Interest expense decreased $643,000 or 8.3 percent from 2002 to 2003, compared to a larger dollar decrease in interest income of $1,640,000 or 11.6 percent decrease for the same time period. Interest expense then decreased $1.1 million or 15.3 percent from 2003 to 2005, compared to a decrease in interest income of only $93,000 or 0.7 percent. The increase in interest income in 2005, notwithstanding the decrease in interest expense, resulted in a larger dollar increase in annual net interest income of $601,000 or 10.4 percent for the fiscal year ended December 31, 2005, and a modest increase in net interest margin. Interest expense increased $924,000 or 15.3 percent in 2006, compared to a larger $1,173,000 increase in interest income and a modest increase in net interest margin. Net interest income increased from $6.4 million in 2002, to $6.6 million in 2006. For the three months ended March 31, 2007, interest expense was $1,821,000, or $7,284,000, annualized, representing an increase from $6,945,000 in 2006.

City Savings experienced a similar trend regarding interest income, interest expense and net interest spread. Net interest spread decreased in 2006 for City Savings and continued to decrease in the nine months ended March 31, 2007.

LaPorte Savings has made provisions for loan losses in each of the past five fiscal years of 2002 through 2006 and in the three months ended March 31, 2007. The amounts of those provisions were determined in recognition of the Bank's nonperforming assets, charge-offs, any

Income and Expense (cont.)

repossessed assets, the Bank's change in lending activity, and industry norms. The loan loss provisions were $258,000 in 2002, $592,000 in 2003, $460,000 in 2004, $1,340,000 in 2005, $812,000 in 2006, and $75,000 in the three months ended March 31, 2007. The impact of these loan loss provisions has been to provide LaPorte Savings with a general valuation allowance of $1,024,000 at March 31, 2007, or 0.74 percent of gross loans and 66.5 percent of nonperforming assets.

City Savings also made provisions in each period of 2005, 2006, and the nine months ended March 31, 2007, resulting in a modest decrease in its allowance for loan losses from $2,337,000 at June 30, 2005, to $2,114,000 at March 31, 2007. City Savings' ratio of allowance for loan losses to loans increased to 2.09 percent at March 31, 2007, and its ratio of allowance for loan losses to nonperforming loans increased to 81.9 percent at March 31, 2007.

Total other income or noninterest income indicated a stable trend from fiscal year 2002 through 2006 and then an increase in the three months ended March 31, 2007, due to a one-time gain on the sale of securities. The highest annual noninterest income was in fiscal year 2006 at $1,956,000 or 0.73 percent of assets, including $105,000 in gains on the sale of securities. The lowest noninterest income was $110,000 in 2004, representing 0.04 percent of assets with this lower level due to a $1.5 million loss on investment securities. The average noninterest income for the past five fiscal years was $1,539,800 or 0.59 percent of average assets. Noninterest income consists primarily of fees and charges, life insurance income, gains on loan sales, gains on the sale of investments and other income.

LaPorte Savings' general and administrative expenses or noninterest expenses increased from $5.7 million for the fiscal year of 2002 to $7.1 million for the fiscal year of 2006 and was $1.9 million for the three months ended March 31, 2007, or $7.6 million, annualized. The largest dollar increase in noninterest expenses was $746,000 from 2003 to 2004 or 12.4 percent. This larger increase in noninterest expenses was due primarily to LaPorte Savings' rise in staffing and related costs. Noninterest expenses to assets were also higher in 2005 and 2006, due to the Bank's lower asset base. On a percent of average assets basis, operating expenses increased from 2.30 percent of average assets for the fiscal year ended December 31, 2002, to 2.76 percent for the fiscal year ended December 31, 2006. For the three months ended March 31, 2007, noninterest expenses to average assets were an even higher 3.02 percent.

The net earnings position of LaPorte Savings has indicated overall stable earnings from 2002 to 2006 except in fiscal 2004 when the Bank experienced a loss due to a one time loss on the sale of securities. The annual net income (loss) figures for the fiscal years of 2002 to 2006 were $1,861,000, $849,000, $(240,000), $891,000 and $1,117,000, respectively, representing returns on average assets of 0.75 percent, 0.32 percent, (0.09) percent, 0.34 percent and 0.43 percent for fiscal years 2002 through 2006, respectively. The Bank had net income of $733,000 for the three months ended March 31, 2007, including a one-time gain of $893,000, and representing a return on average assets of 1.16 percent.

The net earnings position of City Savings indicated a declining trend from 2002 to 2006. City Savings' return on average assets decreased from 0.63 percent in 2002 to a negative 0.10 percent in 2006, due to higher noninterest expenses. City Savings had earnings of $227,000 in the nine months ended March 31, 2007, representing a return on average assets of 0.22 percent.

Exhibit 7 provides LaPorte Savings' normalized earnings or core earnings for the twelve months ended March 31, 2007, and core earnings for LaPorte Savings and City Savings combined recognizing the merger adjustments. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There was an adjustment to income to reduce the Bank's gains on the sale of investments, and there was an adjustment to reflect the net costs related to the merger.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibits 8 and 8(a) to reflect the results of performance for LaPorte Savings and City Savings. The Bank's return on assets decreased from 0.75 percent in 2002 to 0.43 percent in fiscal year 2006 and then increased to 1.16 percent in the three

Income and Expense (cont.)

months ended March 31, 2007, due to gains, compared to 0.38 percent in the three months ended March 31, 2006, annualized.

City Savings' return on assets also indicated a declining trend. City Savings' return on average assets decreased from 0.63 percent in 2002 to a negative 0.10 percent in 2006 and then increased to 0.22 percent in the nine months ended March 31, 2007, annualized.

LaPorte Savings' average net interest rate margin decreased from 2.78 percent in 2002 to 2.20 percent in 2003, then rising to 2.47 percent in 2004, to 2.68 percent in fiscal year 2005, to 2.85 percent in fiscal 2006, and then decreased to 2.78 percent in the three months ended March 31, 2007, annualized. The Bank's net interest spread indicated a similar overall trend, decreasing from 2.36 percent in 2002 to 1.86 percent in 2003 and then increased to 2.14 percent in 2004, rising to 2.35 percent in fiscal year 2005, increasing to 2.44 percent in fiscal year 2006, and then decreasing to 2.32 percent in the three months ended March 31, 2007, annualized. LaPorte Savings' average net interest rate spread increased 8 basis points from 2002 to 2006 to 2.44 percent in 2006 from 2.36 percent in 2002 and then decreased 12 basis points in the three months ended March 31, 2007, annualized. The Bank's net interest margin followed a similar trend, rising 7 basis points to 2.85 percent in 2006 from 2.78 percent in 2002 and then decreased 8 basis points in the three months ended March 31, 2007, annualized.

LaPorte Savings' return on average equity decreased from 2002 to 2006 and then increased in the three months ended March 31, 2007. The return on average equity decreased from 8.10 percent in 2002 to 4.44 percent in fiscal year 2006 and then increased to 11.00 percent in the three months ended March 31, 2007. City Savings' return on average equity also decreased from 2002 to 2006 and then increased in the three months ended March 31, 2007. The return on average equity for City Savings decreased from 6.16 percent in 2002 to a negative 1.27 percent in 2006 and then increased to 2.40 percent in the three months ended March 31, 2007.

Income and Expense (cont.)

LaPorte Savings' ratio of interest-earning assets to interest-bearing liabilities increased modestly from 112.39 percent at December 31, 2002, to 114.67 percent at March 31, 2007. City Savings' ratio of interest-earning assets to interest-bearing liabilities decreased from 112.46 percent in 2002 to 105.21 percent at March 31, 2007.

LaPorte Savings' ratio of noninterest expenses to average assets increased from 2.30 percent in fiscal year 2002 to a higher 2.76 percent in fiscal year 2006, due to the Bank's higher compensation costs and increased further to 3.02 percent in the three months ended March 31, 2007. City Savings' noninterest expense to average assets ratio increased from 2.68 percent in 2002 to 3.09 percent in 2006 and then decreased to 2.70 percent in the nine months ended March 31, 2007, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 59.2 percent with the lower the ratio indicating higher efficiency. LaPorte Savings has been characterized with a modestly lower level of efficiency, historically, reflected in its modestly higher efficiency ratio, which increased from 68.52 percent in 2002 to 82.52 percent in 2006 and then decreased to 63.74 percent in the three months ended March 31, 2007. City Savings has also been characterized with a lower efficiency ratio which was 74.32 percent in 2002 and increased to 111.97 percent in 2006 and then decreased to 92.69 percent in the nine months ended March 31, 2007.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. LaPorte Savings experienced an increase in its nonperforming asset ratio from 2002 to 2006, but the ratio was still below the industry norm. Nonperforming assets, in general, consist of loans delinquent 90 days or more, nonaccruing loans, real estate owned and repossessed assets. LaPorte Savings' nonperforming assets consisted of nonaccrual loans, troubled debt, restructured and real estate owned with no loans 90 days or more past due. The ratio of nonperforming assets to total assets was 0.22 percent at December 31, 2002, then increased to 1.56 percent at December 31, 2004, and then decreased to 0.48 percent at December 31, 2006. At March 31, 2007, LaPorte Savings'

Income and Expense (cont.)

ratio of nonperforming assets to total assets increased to 0.61 percent of assets, similar to industry averages.

City Savings Financial is characterized with a much higher share of nonperforming assets of 2.18 percent at March 31, 2007, decreasing from 2.19 percent at June 30, 2002.

Another indicator of asset quality is LaPorte Savings' ratio of allowance for loan losses to total loans and also to nonperforming loans. The Bank's allowance for loan losses was 0.72 percent of loans at December 31, 2002, and increased to 0.74 percent at March 31, 2007, with the increase due to the Bank's decrease in loans. As a percentage of nonperforming loans, LaPorte Savings' allowance for loan losses was 267.20 percent in 2002 and 94.29 percent at March 31, 2007.

City Savings Financial's allowance for loan losses to total loans was a higher 1.97 percent of loans at March 31, 2007, and a lower 81.90 percent of nonperforming loans at March 31, 2007.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for LaPorte Savings for the fiscal years of 2005 and 2006 and for the three months ended March 31, 2007. In fiscal year 2005, net interest income increased $601,000, due to an increase in interest income of $573,000 accented by a $28,000 decrease in interest expense. The increase in interest income was due to an increase due to rate of $594,000, reduced by a decrease due to volume of $21,000. The decrease in interest expense was due to a decrease due to rate of $256,000, reduced by an increase due to volume of $228,000.

For the fiscal year ended December 31, 2006, net interest income increased $249,000 due to a $1,173,000 increase in interest income reduced by a $924,000 increase in interest expense. The increase in interest income was due to a $1,512,000 increase due to rate reduced by a $339,000 decrease due to volume. The increase in interest expense was the result of an increase due to rate of $999,000 reduced by a decrease due to volume of $75,000.

Income and Expense (cont.)

City Savings experienced decreases in net interest income due to the rise in interest expense in 2006 and due to the decrease in interest income in the nine months ended March 31, 2007.

For the three months ended March 31, 2007, net interest income decreased due to an increase in interest expense of $272,000, reduced by an increase in interest income of $164,000. The increase in interest income was due to a $384,000 increase due to rate reduced by a $220,000 decrease due to volume. The increase in interest expense was the result of an increase due to rate of $540,000 reduced by a decrease due to volume of $268,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007, and at March 31, 2007, can be seen in Exhibit 10 for LaPorte Savings, which offer summaries of key yields on interest-earning assets and costs of interest-bearing liabilities.

LaPorte Savings' weighted average yield on its loan portfolio increased 102 basis points from fiscal year 2004 to 2006, from 5.64 percent to 6.66 percent and then increased 23 basis points to 6.89 percent for the three months ended March 31, 2007, and then increased 7 basis points to 7.06 percent at March 31, 2007. The yield on taxable securities increased 53 basis points from 4.06 percent in 2004 to 4.59 percent in fiscal year 2006 and remained at this level in the three months ended March 31, 2007 and then increased 10 basis points to 4.69 percent at March 31, 2007. The yield on tax exempt securities increased 35 basis points from 3.85 percent in 2004 to 4.20 percent in 2006 and then increased 13 basis points in the three months ended March 31, 2007, and then decreased 2 basis points to 4.31 percent at March 31, 2007. The yield on other interest-bearing deposits increased 376 basis points from fiscal year 2004 to 2006, from 1.20 percent to 4.96 percent and then increased 3 basis points to 5.02 percent for the three months ended March 31, 2007, and then increased another 23 basis points to 5.23 percent

Yields and Costs (cont.)

at March 31, 2007. The combined weighted average yield on all interest-earning assets increased 76 basis points to 5.82 percent from fiscal year 2004 to 2006, and then increased 15 basis points to 5.97 percent for the three months ended March 31, 2007, and increased 15 basis points to 6.12 percent at the three months ended March 31, 2007.

City Savings also witnessed an increase in its weighted average yield on interest-earning assets of 100 basis points from 5.92 percent in 2005 to 6.92 percent for the nine months ended March 31, 2007.

LaPorte Savings' weighted average cost of interest-bearing liabilities increased 46 basis points to 3.38 percent from fiscal year 2004 to 2006, which was less than the Bank's 76 basis point increase in yield, resulting in an increase in the Bank's interest rate spread of 30 basis points from 2.14 percent to 2.44 percent from 2004 to 2006 and then decreased 12 basis point for the three months ended March 31, 2007. LaPorte Savings' net interest margin increased from 2.47 percent in fiscal year 2004 to 2.85 percent in fiscal year 2006, and then decreased to 2.78 percent for the three months ended March 31, 2007.

City Savings Financial witnessed a decrease in its net interest spread and net interest margin from 2004 to 2006. Net interest spread decreased 33 basis points from 2005 to 2006 to 2.81 percent, and net interest margin decreased 26 basis points from 2004 to 2006 to 2.97 percent in 2006. Net interest spread decreased another 29 basis points to 2.52 percent for the nine months ended March 31, 2007, and net interest margin decreased another 23 basis points to 2.74 percent for the nine months ended March 31, 2007.

INTEREST RATE SENSITIVITY

LaPorte Savings has monitored its interest rate sensitivity position and focused on maintaining a minimal level of interest rate risk exposure by establishing a strong equity position to offset its higher share of fixed-rate loans. LaPorte Savings recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. LaPorte Savings has responded to the interest rate sensitivity issue by maintaining a higher equity to assets position and a lower change in both the Bank's equity position and NPV ratio based on changes in interest rates.

LaPorte Savings measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Bank is calculated on a quarterly basis by an outside firm, showing its NPV to asset ratio and the change in the NPV ratio for LaPorte Savings under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 11 provides LaPorte Savings' NPV as of March 31, 2007, based on external calculations and the changes in the Bank's NPV under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

LaPorte Savings' change in its NPV at March 31, 2007, based on a rise in interest rates of 100 basis points was a 3.6 percent decrease, representing a dollar decrease in equity value of $1,619,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV was estimated to experience a decrease of 5.5 percent or $2,465,000 at March 31, 2007. LaPorte Savings' exposure increases to a 6.5 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $2,927,000. The Bank's exposure under a 200 basis point decrease in interest rates is a 14.9 percent or $6,640,000 decrease.

LaPorte Savings' post shock NPV ratio based on a 200 basis point decrease in interest rates is 17.53 percent and indicates a 37 basis point decrease from its 17.90 percent based on no change in interest rates.

LaPorte Savings is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates. Due to its recognition of the need to control its interest rate exposure, the Bank has maintained a higher share of short term and adjustable-rate investment securities and mortgage-backed securities. LaPorte Savings will also continue to focus on maintaining its stronger NPV ratio.

LENDING ACTIVITIES

LaPorte Savings has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings combined with the origination of commercial real estate loans, excluding multi-family loans. The Bank also offers construction loans, land loans, commercial business loans, home equity loans and consumer loans. Exhibit

12 provides a summary of LaPorte Savings' loan portfolio, by loan type, at December 31, 2002 through 2006, and at the three months ended March 31, 2007.

Residential loans secured by one- to four-family dwellings was the primary loan type representing 45.5 percent of LaPorte Savings' net loans as of March 31, 2007. This share has seen a modest decrease from 54.1 percent at December 31, 2002. The second largest loan type as of March 31, 2007, was commercial real estate loans, which comprised a strong 27.8 percent of net loans compared to 18.5 percent as of December 31, 2002. The third key loan type was consumer and automobile loans, which represented 12.1 percent of net loans as of March 31, 2007, compared to a higher 15.6 percent at December 31, 2002. Construction loans represent a modest size loan category for LaPorte Savings. Construction loans totaled $2.8 million and represented 2.0 percent of net loans at March 31, 2007, compared to a higher 5.2 percent at December 31, 2002. The multi-family loan category was the fourth largest real estate loan type at March 31, 2007, and represented a minimal 0.15 percent of net loans compared to 0.12 percent at December 31, 2002. The overall mix of loans has witnessed minimal change from fiscal year-end 2002 to March 31, 2007, with LaPorte Savings having decreased its shares of residential mortgage loans, construction loans and consumer loans to offset its increases in commercial real estate loans, commercial business loans and home equity loans.

Commercial business loans represent a modest size loan category for LaPorte Savings. Commercial business loans totaled $9.8 million and represented 7.1 percent of gross loans at March 31, 2007, compared to a lesser $2.9 million or 1.8 percent at December 31, 2002.

The consumer loan and home equity loan categories were the other loan categories at March 31, 2007. Consumer and automobile loans represented a moderate 12.1 percent of gross loans at March 31, 2007 compared to 15.6 percent at December 31, 2002. Home equity loans represented a modest 5.3 percent of gross loans at March 31, 2007, compared to 4.7 percent at December 31, 2002. Consumer loans were the third largest overall loan type at March 31, 2007, and were also the third largest loan category at December 31, 2002. The Bank's consumer loans include automobile loans, savings account loans, and secured and unsecured personal loans.

Lending Activities (cont.)

The overall mix of loans has witnessed modest changes from fiscal year-end 2002 to March 31, 2007, with the Bank having increased its shares of multi-family loans, commercial real estate loans, commercial business loans and home equity loans to offset its decreases in one- to four-family loans, construction loans, land loans and consumer loans.

The emphasis of LaPorte Savings' lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in LaPorte Savings' primary market area of LaPorte County. At March 31, 2007, 45.5 percent of LaPorte Savings' gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers adjustable-rate mortgage loans ("ARMs"), with an adjustment period of one year. The interest rate on ARMs is generally indexed to the monthly average yield on the U.S. Treasury constant maturities index. The ARM has a maximum rate adjustment of normally 2.0 percent at each adjustment period and 6.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the U.S. Treasury constant maturities index. The Bank retains all ARMs which it originates. The majority of ARMs have terms of 30 years, the maximum term offered, with some having terms of 15 and 20 years.

The Bank's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank's primary mortgage loan product is a fixed-rate mortgage loan with a share of LaPorte Savings' new fixed-rate mortgage loans normally sold in the secondary market. Fixed-rate mortgage loans have a maximum term of 30 years. The Bank's fixed-rate mortgage loans conform to FHLMC underwriting standards.

Lending Activities (cont.)

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at LaPorte Savings, even though the Bank does make loans in excess of 80.0 percent loan-to-value ratio. While the Bank does make loans with higher loan-to-value ratios, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

LaPorte Savings has also been an originator of balloon and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $38.5 million in commercial real estate and multi-family combined loans at March 31, 2007, or 27.9 percent of gross loans, compared to a lesser $30.5 million or 18.6 percent of gross loans at December 31, 2002.

The major portion of commercial real estate loans are secured by industrial buildings, medical buildings, small retail establishments and office buildings and other owner-occupied commercial properties. Most of the commercial real estate loans are fully amortizing with a term of up to 15 years for adjustable-rate loans with three-year and five-year adjustment periods. The fixed-rate commercial real estate loans are balloon loans with a five year initial term and a balloon payment at the end of the term. The maximum loan-to-value ratio is normally 80.0 percent. The Bank's largest commercial real estate loan is $1.7 million.

The Bank also originates construction loans to individuals and to a lesser extent to builders for the construction of residential projects. The Bank had $2.8 million or 2.0 percent of gross loans in construction loans at March 31, 2007. Construction loans are structured for permanent mortgage financing upon completion of construction with a 30-year term. Construction loans are fixed-rate loans that require interest only payments during the construction period. The construction loans have a normal loan-to-value ratio of 80.0 percent.

Lending Activities (cont.)

The Bank will originate commercial real estate construction loans for a loan-to-value ratio of up to 80.0 percent and will originate land loans.

LaPorte Savings is an originator of commercial business loans. The Bank had $9.8 million in commercial business loans, representing 7.1 percent of gross loans at March 31, 2007. Commercial loans are provided primarily to small business customers, usually for asset acquisitions and expansion and for working capital purposes. The Bank's commercial loans have three-year and five-year terms with a balloon payment at the end of the term. The amortization period cannot exceed 15 years. These commercial loans have a loan-to-value ratio of 80.0 percent.

LaPorte Savings is an originator of consumer loans, including home equity loans, with home equity loans totaling $7.4 million at March 31, 2007, and representing 5.3 percent of gross loans and consumer loans totaling $16.7 million, representing $16.7 million or 12.1 percent of gross loans. Home equity loans have adjustable rates tied to the prime rate as published in the *Wall Street Journal*. These loans have a maximum loan-to-value ratio of 80.0 percent of the real estate property and have terms of up to 15 years. Consumer loans included direct and indirect automobile loans, share loans, and secured and unsecured personal loans. The Bank had $13.0 million in indirect automobile loans, representing 77.8 percent of consumer loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of LaPorte Savings' fixed- and adjustable-rate loans, indicating a majority of fixed-rate loans. At March 31, 2007, 26.1 percent of the Bank's loans due after December 31, 2006, were adjustable-rate and 73.9 percent were fixed-rate. At March 31, 2007, the Bank had a modest 8.2 percent of its loans due on or before December 31, 2007, or in one year or less, with 29.3 percent due by December 31, 2011, or in one to five years.

As indicated in Exhibit 14, LaPorte Savings experienced a decrease in its commercial real estate originations and total loan originations from fiscal year 2005 to 2006, which then increased based on the three months ended March 31, 2007. Total loan originations in fiscal

Lending Activities (cont.)

year 2005 were $76.6 million compared to a lesser $72.4 million in fiscal year 2006, reflective of a higher balance of one- to four-family loans originated offset by a lower balance of commercial real estate loans originated, decreasing from $32.0 million to $27.8 million. The decrease in commercial real estate loan originations from 2005 to 2006 of $4.2 million represented 100.0 percent of the $4.2 million aggregate decrease in total loan originations from 2005 to 2006, with one- to four-family loans increasing $2.9 million and commercial business loans increasing $1.7 million with these two loan increases representing the two largest categories of loan increases. Construction loans increased $611,000 from 2005 to 2006, while consumer loans originated decreased $5.6 million.

In the three months ended March 31, 2007, total loan originations were $16.6 million, indicating an increase of $1.9 million from the $14.7 million in loan originations in the three months ended March 31, 2006. One- to four-family loan originations increased $1.5 million to $5.6 million and represent 78.9 percent of the total increase in loan originations. Commercial real estate loan originations also increased, indicating a rise in originations of $1.7 million while commercial loans decreased $663,000, representing the strongest decrease of any loan category.

Overall, loan originations fell short of principal payments, loans sales, loan repayments and other deductions in 2005 and also in 2006 and exceeded reductions in the three months ended March 31, 2007. In fiscal 2005, loan originations and purchases fell short of reductions by $8.8 million, fell short of reductions by $4.5 million in 2006, and then exceeded reductions by $1.2 million in the three months ended March 31, 2007.

NONPERFORMING ASSETS

LaPorte Savings understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their nonperforming assets over the past few years and have been forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. LaPorte Savings has been characterized with a lower balance of nonperforming assets in 2002, which increased in 2003 through 2005 and then decreased in 2006 and then increased at March 31, 2007.

Exhibit 15 provides a summary of LaPorte Savings' delinquent loans at December 31, 2006, and at March 31, 2007, indicating an overall decrease in delinquent loans from December 31, 2006, to March 31, 2007. The Bank had $1,316,000 in loans delinquent 30 to 89 days at March 31, 2007. Loans delinquent 90 days and over totaled $581,000 at March 31, 2007, with these two categories representing 1.37 percent of gross loans with most of them commercial real estate loans. At December 31, 2006, delinquent loans of 30 to 89 days totaled $2,171,000 or 1.59 percent of gross loans and loans delinquent 90 days and over totaled $320,000 or 0.23 percent of gross loans for a combined share of 1.82 percent of gross loans, compared to a lower $1,897,000 and lower 1.37 percent of gross loans at March 31, 2007.

City Savings had a higher $3.7 million in loans delinquent 30 to 89 days and representing 3.64 percent of loans and $956,000 in loans 90 days or more past due, representing 0.95 percent of loans with all delinquent loans representing a higher 4.59 percent of loans.

It is normal procedure for LaPorte Savings' board to review loans delinquent 90 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 15 days, the Bank sends a notice to the borrower, possibly accompanied by a phone call, and after 25 days delinquency, the borrower is contacted to discuss arrangements for payment. When the loan becomes delinquent at least 90 days, the Bank will refer the matter to the Management Collections Committee which may authorize legal counsel to commence foreclosure proceedings. Under certain circumstances, the Bank may

Nonperforming Assets (cont.)

arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceeding is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency.

Exhibit 16 provides a summary of LaPorte Savings' nonperforming assets at December 31, 2002 through 2006, and at March 31, 2007. Nonperforming assets include loans 90 days or more past due, nonaccruing loans, troubled debt restructures and real estate owned. The Bank carried a normal 0.61 percent ratio of nonperforming assets to total assets at March 31, 2007, compared to the industry average of 0.60 percent. LaPorte Savings' nonperforming assets were $564,000 at December 31, 2002, and a higher $1,290,000 at December 31, 2006, which represented 0.22 percent of assets in 2002 and 0.48 percent in 2006. The Bank's nonperforming assets included $200,000 in nonaccrual loans, $239,000 in loans 90 days or more past due and $125,000 in real estate owned for a total of $564,000 in 2002 with $453,000 in real estate owned, no loans 90 days or more past due, $517,000 in troubled debt restructured, and $320,000 in nonaccrual loans in 2006 for a total of $1,290,000. At March 31, 2007, nonperforming assets were a higher $1,539,000 or 0.61 percent of assets and included no loans 90 days or more past due, $505,000 in troubled debt restructured, $581,000 in nonaccrual loans and $453,000 in real estate owned.

City Savings had $2.9 million in nonperforming assets, representing 2.18 percent of assets at March 31, 2007, which was down from $4.6 million, representing 3.61 percent of asests at June 30, 2005.

LaPorte Savings' ratio of nonperforming assets was much lower than its ratio of classified assets. The Bank's classified assets was 2.30 percent of assets at December 31, 2005, 2.25 percent at December 31, 2006, and 2.31 percent at March 31, 2007 (reference Exhibit 17). The Bank's classified assets consisted of $5,643,000 in substandard assets and $163,000 classified as doubtful, with no assets classified as loss at March 31, 2007. The Bank had no assets classified as loss at December 31, 2005 and 2006, and zero classified as doubtful in 2005

Nonperforming Assets (cont.)

and $83,000 in 2006, with the balances of $5,915,000 and $5,921,000 classified as substandard, respectively, in 2005 and 2006.

Exhibit 18 shows LaPorte Savings' allowance for loan losses at December 31, 2002 through 2006, and at March 31, 2006 and 2007, indicating the activity and the resultant balances. LaPorte Savings has witnessed a slight decrease in its balance of allowance for loan losses from $1,173,000 at December 31, 2002, to $1,024,000 at March 31, 2007, in response to its charge-off activity. The Bank had provisions for loan losses of $200,000 in fiscal 2002, $225,000 in fiscal 2003, $8,000 in fiscal 2004, $215,000 in fiscal 2005, $143,000 in 2006 and $56,000 in the three months ended March 31, 2006, and $3,000 in the three months ended March 31, 2007.

The Bank had total charge-offs of $334,000 in 2002, $207,000 in 2003, $424,000 in fiscal 2004, $209,000 in 2005 and $242,000 in 2006, with total recoveries of $39,000 in 2002, $105,000 in 2003, $85,000 in 2004, $93,000 in 2005 and $76,000 in 2006. The Bank had charge-offs in the three months ended March 31, 2007, of $38,000 and recoveries of $18,000. The Bank's ratio of allowance for loan losses to gross loans was 0.72 percent at December 31, 2002, and a higher 0.74 percent at March 31, 2007, due to the decrease in loan balance. Allowance for loan losses to nonperforming loans was 267.2 percent at December 31, 2002, and a lower 94.3 percent at March 31, 2007.

City Savings also experienced an increase in its ratio of allowance for loan losses to loans, rising from 1.85 percent at June 30, 2005, to 2.09 percent at March 31, 2007. City Savings also witnessed a rise in its ratio of its allowance for loan losses to nonperforming loans from 46.2 percent at June 30, 2005, to 81.9 percent at March 31, 2007.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, municipal securities, equity securities, and mortgage-backed securities, including CMO's. Exhibit 19 provides a summary of LaPorte Savings' investment portfolio at December 31, 2004, 2005 and 2006 and March 31, 2007, excluding FHLB stock. The exhibit also includes the Bank's mortgage-backed securities. Investment and mortgage-backed securities totaled $85.8 million at March 31, 2007, based on fair value, compared to $80.6 million at December 31, 2004. The Bank had $49.6 million in mortgage-backed securities and CMO's at December 31, 2004, and a lesser $33.3 million at March 31, 2007, both of which are included in total investments.

The primary component of investment securities at March 31, 2007, was U.S. government and federal agency securities, representing 47.8 percent of total investments, excluding FHLB stock, compared to a lesser 22.0 percent at December 31, 2004. The Bank also had cash and interest-bearing deposits totaling $7.5 million at March 31, 2007, and a larger $8.5 million at December 31, 2004. The Bank had $2,661,000 in FHLB stock at March 31, 2007. The weighted average yield on investment securities was 4.59 percent for the three months ended March 31, 2007, and a higher 5.02 percent yield on other interest-bearing deposits for the three months ended March 31, 2007.

City Savings had total investments of $16.5 million at March 31, 2007, including $377,000 in mortgage-backed securities. City Savings also had $3.2 million in cash and interest-bearing deposits and $1,526,000 in FHLB stock.

DEPOSIT ACTIVITIES

The mix of deposits by amount at December 31, 2004, 2005 and 2006, and at March 31, 2007, is provided in Exhibit 20. There has been modest volatility in total deposits and in the deposit mix during this period. Total deposits have decreased from $186.8 million at December 31, 2004, to $184.2 million at March 31, 2007, representing a decrease of $2.6 million or 1.4

Deposit Activities (cont.)

percent. Certificates of deposit have increased from $93.0 million at December 31, 2004, to $99.9 million at March 31, 2007, representing an increase of $6.9 million or 7.4 percent, while regular savings, NOW and MMDA accounts and noninterest checking accounts have decreased $9.5 million from $93.8 million at December 31, 2004, to $84.3 million at March 31, 2007 or 10.1 percent.

City Savings has a similar mix of deposits with certificates of deposits representing 65.6 percent of deposits and regular savings, NOW and MMDA accounts representing 34.4 percent of City Savings total deposits of $95.0 million at March 31, 2007. Such deposits have increased $1.2 million or 1.3 percent from June 30, 2006.

The Bank's share of certificates of deposit witnessed an increase, rising from a modestly lower 49.8 percent of deposits at December 31, 2004, to 54.2 percent of deposits at March 31, 2007. The major component of certificates at March 31, 2007, had rates between 5.00 percent and 5.99 percent and represented 64.8 percent of certificates. At December 31, 2005, the major component of certificates was the 3.00 percent to 3.99 percent category with a moderate 37.4 percent share of certificates. The category of certificates witnessing the strongest growth in dollars from December 31, 2005, to March 31, 2007, was certificates with rates between 5.00 percent and 5.99 percent, which increased $53.3 million during this time period. The category witnessing the largest dollar decrease from December 31, 2005, to March 31, 2007, was certificates with rates between 3.00 percent and 3.99 percent, which declined $24.5 million.

Exhibit 21 also provides a breakdown of certificates by rate and maturity as of March 31, 2007. A strong 76.7 percent of the Bank's certificates of deposit mature in one year or less. The second largest category of certificates based on maturity was certificates maturing in one to two years, which represented 14.7 percent of certificates. The largest category of certificates based on interest rate was certificates with rates from 5.00 percent to 5.99 percent, totaling $64.7 million, representing 64.8 percent of certificates.

Deposit Activities (cont.)

Exhibit 22 shows the Bank's deposit activity for the two years ended December 31, 2005 and 2006, and for the three months ended March 31, 2006 and 2007. Including interest credited, LaPorte Savings experienced net increases in deposits in fiscal year 2006 and in the three months ended March 31, 2006, and net decreases in deposits in fiscal 2005 and in the three months ended March 31, 2007. In fiscal year 2005, there was a net decrease in deposits of $4.4 million, with a net increase in deposits of $19.5 million in 2006. In the three months ended March 31, 2006, there was a net increase in deposits of $1.8 million, resulting in a 1.0 percent increase in deposits, and in the three months ended March 31, 2007, there was a net decrease in deposits of $17.6 million or 8.7 percent.

BORROWINGS

LaPorte Savings has made regular use of FHLB advances in the years ended December 31, 2004, 2005 and 2006, and in the three months ended March 31, 2006 and 2007. The Bank had total FHLB advances of $49.5 million at December 31, 2004, with a weighted average cost of 4.82 percent and $38.5 million at March 31, 2007, with a weighted average rate of 5.42 percent.

City Savings has also made regular use of FHLB advances. City Savings had $15.1 million in FHLB advances at March 31, 2007, with a weighted average rate of 5.08 percent. Such advances have increased from $10.9 million at June 30, 2005, which had a weighted average rate of 2.77 percent.

SUBSIDIARIES

LaPorte Savings had only one active subsidiary at March 31, 2007, LPSB Investments, LTD, Caymen ("LPSB Investments"). LPSB Investments' primary purpose has been to manage

Subsidiaries (cont.)

a portion of the Bank's investment portfolio subject to approval by LPSB Investments' board of directors.

OFFICE PROPERTIES

LaPorte Savings had four offices at March 31, 2007, its home office located at 710 Indiana Avenue in LaPorte with three additional branches in LaPorte (reference Exhibit 24). LaPorte Savings owns its home office and all three branches. The Bank also owns parcels of land in Westville, Indiana and Valparaiso, Indiana. At March 31, 2007, the Bank's net investment in its office premises, including real property acquired for future branch offices, totaled $6.3 million or 2.50 percent of assets, and the Bank's total investment in fixed assets, based on depreciated cost was a large $8.3 million or 3.29 percent of assets.

City Savings has three offices at March 31, 2007, its home office in Michigan City and branches in Chesterton and Rolling Prairie.

MANAGEMENT

The president and chief executive officer of LaPorte Savings is Lee A. Brady, who is also a director (reference Exhibit 25). Mr. Brady has served as chief executive officer since 1989. Mr. Brady began his banking career at LaPorte Savings in 1974. Michele M. Thompson is vice president and chief financial office and a director of LaPorte Savings. Ms. Thompson has more than 20 years of banking experience. Russell L. Klosinski is executive vice president and cashier. Mr. Klosinski has worked with the Bank since 1985 when he began as assistant vice president/consumer lending, eventually becoming executive vice president.

II. DESCRIPTION OF PRIMARY MARKET AREA

LaPorte Savings' retail market area encompasses all of LaPorte County. The Bank's main office and three branch offices are in the city of LaPorte, located in LaPorte County, Indiana.

Exhibit 26 provides a summary of key demographic data and trends for LaPorte County, Indiana and the United States. From 1990 to 2000, population increased in LaPorte County by 2.8 percent and increased by 9.7 percent in Indiana and 13.2 percent in the United States. The estimated population in 2006 indicates a minimal increase in population from 2000 to 2006 in LaPorte County. The population is estimated to have increased only 0.9 percent from 2000 to 2006, compared to a 4.8 percent in Indiana and 7.9 percent in the United States. Future population projections indicate that population will decrease in LaPorte County from 2006 through the year 2011. LaPorte County's population is projected to decrease by 0.2 percent, and Indiana and the United States are projected to have increases in population of 3.8 percent and 6.7 percent, respectively.

Consistent with its minimal increase in population, LaPorte County witnessed a slightly higher increase in households (families) of 6.7 percent from 1990 to 2000. During that same time period, the number of households increased in Indiana by 13.2 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2006 indicates a modest increase in LaPorte County of 2.8 percent. Indiana indicated a higher increase of 6.1 percent, but lower than the United States' increase of 8.1 percent. From 2006 through the year 2011, LaPorte County's households are projected to increase by 0.6 percent, while the numbers of households are expected to increase in Indiana and the United States by 4.4 percent and 6.9 percent, respectively.

In 1990, the per capita income in LaPorte County was lower than the per capita income in both Indiana and the United States. LaPorte County had a 1990 per capita income of $12,973, while Indiana and the United States had 1990 per capita income of $13,149 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas, with

Description of Primary Market Area (cont.)

LaPorte County's per capita income increasing from 1990 to 2000 by 45.8 percent to $18,913. Per capita income increased by 55.1 percent in Indiana to $20,397 and by 49.7 percent to $21,587 in the United States. From 2000 to 2006, per capita income continued to increase, by 24.1 percent to $23,466 in LaPorte County, by 24.7 percent to $25,441 in Indiana and by 21.5 percent to $26,228 in the United States.

The 1990 median household income of $28,469 in LaPorte was lower than the median household income in Indiana at $28,797 and lower than the United States at $30,056. From 1990 to 2000, median household income increased in all areas, with LaPorte County indicating an increase of 45.5 percent to $41,430, Indiana increasing by 44.4 percent to $41,587 and the United States increasing by 39.7 percent to $41,994. From 2000 to 2006, median household income in LaPorte County was estimated to have increased 20.6 percent to $49,947, compared to Indiana's growth of 22.3 percent to $50,854, and the United States' increase of 15.6 percent to $48,534 from 2000 to 2006. From 2006 to 2011, median household income is projected to increase by 14.2 percent in LaPorte County, by 18.0 percent in Indiana and by 25.1 percent in the United States. Based on those rates of increase, by 2011, median household income is expected to be $57,038 in LaPorte County, $60,020 in Indiana, and $60,704 in the United States.

Exhibit 27 provides a summary of key housing data for LaPorte County, Indiana and the United States. In 1990, LaPorte County had a rate of owner-occupancy of 73.1 percent, higher than the other two areas with Indiana at 70.2 percent and the United States at 64.2 percent. As a result, LaPorte County supported a rate of renter-occupied housing of 26.9 percent, compared to 29.8 percent for Indiana and 35.8 percent for the United States. In 2000, owner-occupied housing increased in LaPorte County to 75.2 percent, in Indiana to 71.4 percent and in the United States to 66.2 percent. Conversely, the renter-occupied rates decreased to 24.8 percent, 28.6 percent and 33.8 percent in LaPorte County, Indiana and the United States, respectively.

Description of Primary Market Area (cont.)

LaPorte County's 1990 median housing value of $52,600 was lower than Indiana's median housing value of $53,500 and also the United States' $79,098. The 1990 average median rent in LaPorte County, Indiana and the United States was $368, $374 and $374, respectively.

In 2000, median rent values increased in LaPorte County to $495 and in Indiana and the United States to higher levels of $521 and $602, respectively. The 2000 median housing values had also increased to $93,500, $94,300 and $119,600 for LaPorte County, Indiana and the United States, respectively.

In 1990, the major source of employment in LaPorte County by industry group, based on share of employment, was the manufacturing industry at 30.2 percent. However, the services industry was responsible for the highest number of employment in both Indiana and the United States with 32.7 percent in Indiana and 34.0 percent in the United States (reference Exhibit 28). The services industry was the second largest major employer in LaPorte County at 29.8 percent, while the manufacturing sector was the second leading employer at 25.1 percent Indiana. In the United States, the wholesale/retail industry group was the second leading employer at 27.5 percent. The wholesale/retail group was the third major overall employer in LaPorte County at 20.3 percent and represented a strong 21.4 percent of employment in Indiana. In the United States, the manufacturing group was the third major employer, responsible for 19.5 percent of jobs. The agriculture/mining, construction, transportation/utilities, finance, insurance and real estate groups combined to provide 19.7 percent of employment in LaPorte County, 20.8 percent of employment in Indiana, and 19.3 percent of employment in the United States, respectively.

In 2000, the services industry, manufacturing group and wholesale/retail group provided the first, second and third highest sources of employment in both LaPorte County and Indiana. The services, wholesale/retail trade and manufacturing industries provided the highest sources of employment in the United States.

Description of Primary Market Area (cont.)

Some of the largest employers in the area are listed below.

Employer	Business	Number of Employees
LaPorte Hospital	Healthcare	1,500
Saint Anthony Memorial	Healthcare	1,200
Blue Chip Casino	Entertainment	1,000
Howmet Corporation	Castings	650
Sullair	Manufacturer of compressors	550
LaPorte Community Schools	Education	445
Aero Metals	Castings	425
Federal Mogul	Manufacture wiper blades	375
Nash Finch	Food distribution	360
Michigan City Baking	Cookies	350
New York Blower	Manufacture/industrial fans	330
TP Orthodontics	Manufacturer/orthodontic tools, products	325
Casting Services	Castings	290

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in LaPorte County, Indiana and the United States in 2003 through March 2007. LaPorte County has been characterized by higher unemployment rates than Indiana and the United States. In 2003, LaPorte County had an unemployment rate of 6.8 percent, compared to unemployment rates of 5.3 percent in Indiana and 6.0 percent in the United States. LaPorte County's unemployment rate decreased in 2004 to 6.2 percent, compared to a decrease to 5.2 percent in Indiana and a decrease to 5.5 percent in the United States. In 2005, LaPorte County's unemployment rate decreased to 5.9 percent. Indiana's unemployment rate increased slightly to 5.3 percent, and the United States' rate decreased to 5.1 percent. In 2006, all areas had decreases in their unemployment rates. LaPorte County's unemployment rate decreased to 5.7 percent in 2006, and the unemployment rates in Indiana and the United States decreased to 5.0 percent and 4.6 percent, respectively. By March 2007, the unemployment rate increased to 5.9 percent in LaPorte County, remained at 5.0 percent in Indiana and decreased slightly to 4.5 percent in the United States.

Description of Primary Market Area (cont.)

LaPorte County is characterized by lower than average income compared to Indiana and the United States and a housing value also lower than Indiana and the United States. In addition, unemployment rates in LaPorte County have been consistently higher than Indiana and the United States.

Exhibit 30 provides deposit data for banks and thrifts in LaPorte County, reflecting LaPorte Savings' market share. LaPorte Savings' deposit base in LaPorte County was $190.5 million or a 69.9 percent share of the $272.6 million total thrift deposits but only a 14.2 percent share of the total deposits, which were $1.3 billion as of June 30, 2006. It is evident from the size of the thrift deposits and bank deposits that LaPorte County has a moderate deposit base, with LaPorte Savings having a strong market penetration for thrift deposits and a moderate percentage of total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2003 through 2006 and for the first quarter of 2007. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2003 through mid-2006 and then a flat trend in the last half of 2006 and the first quarter of 2007. This trend indicates some decrease in One-Year Treasury Bills and 30-Year Treasury Notes in 2006 and then stable in the first quarter of 2007.

SUMMARY

To summarize, LaPorte County represents an area with modestly increasing population and household trends during the 1990s and early 2000s. Population is projected to decrease slightly but households are projected to continue to increase slightly from 2006 through 2011. LaPorte County displayed a lower per capita income and lower household income than Indiana and the United States. The median rent in LaPorte County were lower than Indiana's median rent. By 2000, the median rent of LaPorte County was still lower than in Indiana. In 1990, LaPorte County's median housing value was also lower than both Indiana's and that of the United States, and in 2000, LaPorte County's median housing value was again lower than both Indiana's median housing value and that of the United States. LaPorte County has had modestly higher unemployment rates when compared to Indiana and the United States. Finally, LaPorte County is a competitive financial institution market dominated by banks with a total market deposit base for banks and thrifts of $1.3 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of LaPorte Savings is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes various methodologies and parameters used in the selection of the group. The selection of the comparable group was based on the establishment of both general and specific parameters using financial condition, operating and asset quality characteristics of the Bank to indicate the overall appropriateness of each of the comparable group institutions and the full comparable group in aggregate. The parameters established and defined are considered to be both reasonable and reflective of the Bank's basic operations.

The various characteristics of the selected comparable group provide the primary basis for applying the necessary adjustments to the Bank's pro forma value relative to the comparable group. There is also a general recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Indiana.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, for the universe of 200 publicly-traded, FDIC-insured, fully converted thrifts in the United States ("all thrifts"), also subclassifying those thrifts by region, including the 77 publicly-traded Midwest thrifts ("Midwest thrifts") and the 20 publicly-traded thrifts in Indiana ("Indiana thrifts"), and by trading exchange. Exhibits 34 and 35 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, for the 72 publicly-traded, FDIC-insured mutual holding companies in the United States.

Exhibit 36 presents prices and price trends for all FDIC-insured full conversions, including second stage mutual holding company conversions, completed between March 31,

2006, and May 11, 2007; and Exhibit 37 presents prices and price trends for all FDIC-insured first step mutual holding company minority offerings during that time period..

SELECTION PARAMETERS

Mutual Holding Companies

The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to just under 50 percent, since public ownership must be in the minority, causing them to demonstrate certain characteristic differences not only from fully converted, publicly-traded companies, but also among themselves. Mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and, in most cases, a lower book value per share. Mutual holding company trading volume in the aftermarket is often lower than fully converted companies, with the fewer public shares affording less liquidity to the issue. Additionally, there is a measure of speculation attached to mutual holding company pricing, in that mutual holding companies have more potential for remutualization than fully converted companies; and many mutual holding companies subsequently elect to offer to the public the majority of shares owned by the MHC in what is known as a second stage conversion. In a second stage conversion, the original minority public shareholders receive additional shares, known as exchange shares, in the fully converted company in order to maintain the same collective percentage ownership they held in the MHC. Such additional shares might increase the value of the minority shares, although recent short term price appreciation following second stage conversions has been generally modest.

LaPorte Bancorp, Inc. will be conducting a first stage mutual holding company minority offering in conjunction with its acquisition of City Savings Financial Corporation and will be majority owned by a federally chartered mutual holding company, LaPorte Savings Bank, MHC. Inasmuch as, following the completion of its minority offering, the Bank will demonstrate the same structural characteristics and will be subject to similar market influences as other publicly-traded mutual holding companies, it is our opinion that an appropriate comparable group be comprised wholly of mutual holding companies. In order, however, to moderate the differences in ownership, pricing and trading characteristics among the comparable group companies and to recognize their differences from the larger universe of publicly-traded companies, we will derive their pricing ratios on a fully converted basis by applying pro forma second stage conversion parameters to their current financial structure. This process will discussed in greater detail in Section VI of this Appraisal.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Bank of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for continued listing.

Of the 72 publicly-traded, FDIC-insured mutual holding companies, savings institutions, none is traded on the New York Stock Exchange, 1 is traded on the American Stock Exchange, 39 are traded on NASDAQ, 29 are traded on the OTC Bulletin Board and 3 are listed in the Pink Sheets. Comparable group institutions will be limited to the 40 companies traded on the American Stock Exchange and NASDAQ.

Asset Size

Asset size was another parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $500 million or less, due

Asset Size (cont.)

to the general similarity of asset mix and operating strategies of institutions within this asset range. LaPorte Savings had assets of approximately $251 million and City Savings had assets of approximately $131 million at March 31, 2007, for a combined total of $382 million.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction.

There are no other pending merger/acquisition transaction involving thrift institutions in the city, county or market area of ether LaPorte Savings or City Savings, as indicated in Exhibit 38.

Second Stage Conversion/Secondary Offering

The comparable group will not include any mutual holding company that has announced or is in the process of a second stage conversion, or that has announced or has recently completed a secondary stock offering, due to the price impact of such a transaction.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of May 11, 2007, used in this Appraisal, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to March 31, 2006.

Geographic Location

The geographic location of an institution is a pertinent parameter due to the impact of various regional economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. The geographic location parameter has, therefore, eliminated regions of the United States distant to or incompatible with the Bank, including the western, northwestern and southwestern states.

The geographic location parameter consists of the Midwestern, New England, Mid-Atlantic and Southeastern states. The geographic location parameter has been further applied to eliminate institutions within the limits of certain eastern and southeastern cities such as Boston, New York, Philadelphia and Atlanta, since the demographics and economic and competitive environments of large cities are significantly and endemically different from those of the Bank's market area.

Core Return on Average Assets (Core ROAA)

The comparable group will not include any institutions with negative core earnings during their most recent four quarters, since negative core earnings result in a negative price to core earnings multiple. Such a negative multiple is infinite and not meaningful and, in our

Core Return on Average Assets (Core ROAA) (cont.)

opinion, would unreasonably and unacceptably skew and distort the comparable group's average and median price to core earnings multiples, which are factors in the determination of value.

THE COMPARABLE GROUP

The comparable group was selected after the application of the foregoing parameters, as follows, with the outlined rows in Exhibit 39 indicating the institutions ultimately selected for the comparable group using the selection parameters established in this section.

1. Exhibit 39 in its entirety shows the 40 mutual holding companies remaining as comparable group candidates after applying the trading exchange parameter, thereby eliminating the 32 mutual holding companies listed on the OTC bulletin board or in the Pink Sheets.

2. Of the 40 institutions within the trading exchange parameter, the 20 institutions with total assets in excess of $500 million were eliminated.

3. None of the 20 remaining institutions was eliminated due to involvement in a merger/acquisition transaction.

4. None of the remaining 20 institutions was eliminated due to an announced or ongoing second stage conversion.

5. One of the remaining 20 institutions, Alliance Bancorp of Pennsylvania, was eliminated since it recently completed a secondary offering.

The Comparable Group (cont.)

6. The following three of the remaining 19 institutions were eliminated due to their IPO dates subsequent to March 31, 2006:

    Northeast Community Bancorp
    MSB Financial Corp.
    Lake Shore Bancorp, Inc.

7. The following two of the remaining 16 institutions were eliminated due to their location within the limits of large cities:

    Brooklyn Federal Bancorp, Brooklyn, New York
    Prudential Bancorp of Pennsylvania, Philadelphia, Pennsylvania

8. One of the remaining 14 institutions, FirstFed Financial Corp., was eliminated due to its negative core earnings.

As outlined in Exhibit 39 and presented in Exhibit 40, the comparable group is comprised of 13 publicly-traded mutual holding companies with average assets of $361.4 million, from a low of $132.5 million to a high of $483.0 million. The comparable group has an average of 6.77 offices, compared to LaPorte Savings with 6 offices and City Savings with 3 banking offices. Twelve of the comparable group companies are traded on NASDAQ and one is traded on the American Stock Exchange. One of the comparable institutions is in Indiana, with one each in Illinois, Ohio and Kentucky, four in New York, two in Connecticut, two in New Jersey and one in Georgia.

IV. ANALYSIS, COMPARISON AND VALIDATION OF THE COMPARABLE GROUP

BALANCE SHEET PARAMETERS

The following six balance sheet characteristics of the comparable group will examined as they relate and compare to LaPorte Savings:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. Total net loans to assets
4. Total net loans and mortgage-backed securities to assets
5. Borrowed funds to assets
6. Equity to assets

The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate characteristics. Exhibits 41 and 42 include the above parameters as well as other pertinent comparative metrics.

Cash and Investments to Assets

LaPorte Savings' combined ratio of cash and investments to assets, excluding mortgage-backed securities, was 23.84 percent at March 31, 2007, moderately higher than national and regional averages. The comparable group's ratio of cash and investments to assets was 19.25 percent, modestly lower than the Bank but also higher than the national average of 13.94 percent and the regional average of 13.04 percent.

In our opinion, this characteristic of the comparable group is compatible with the Bank.

Mortgage-Backed Securities to Assets

At March 31, 2007, LaPorte Savings had mortgage-backed securities equal to 13.22 percent of total assets with the comparable group at a lower 8.19 percent. At December 31, 2006, the comparable group had mortgage-backed securities equal to 8.29 percent of total assets, compared to the Bank at 11.87 percent; and at December 31, 2005, the comparable group had mortgage-backed securities equal to 13.13 percent of total assets, compared to the Bank at a very similar 13.93 percent. The regional average was 6.15 percent and the national average was 9.00 percent for publicly-traded thrifts at March 31, 2007.

Many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles. The mildly fluctuating and intersecting trends of the Bank and the comparable group indicate general and adequate compatibility.

Total Net Loans to Assets

At March 31, 2007, LaPorte Savings had a 54.75 percent ratio of total net loans to assets, which was lower than both the national average of 71.72 percent and the regional average of 74.99 percent for publicly-traded thrifts. During the past three calendar years, the Bank's ratio of total net loans to assets decreased modestly from 57.37 percent in 2004 to 55.0 percent in 2005 to 51.04 percent in 2006, averaging 54.47 percent for those three years. As indicated above, the Bank indicated a modest increase in the first quarter of 2007. At March 31, 2007, the comparable group had a modestly higher 62.42 percent ratio of loans to assets, which correlates to its smaller share of cash and investments and mortgage-backed securities relative to the LaPorte Savings. The comparable group's three year average ratio was 62.38 percent, indicating a consistent relative trend, indicating no apparent disparate or changing lending strategy compared to the Bank.

Total Net Loans to Assets (cont.)

The differences of 767 basis points at March 31, 2007, and 791 basis points in the three year average indicates relative stability and is well within a reasonable and conservative limit of compatibility between LaPorte Savings and the comparable group.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, LaPorte Savings' share of mortgage-backed securities to assets and total net loans to assets were 13.22 percent and 54.75 percent, respectively, for a combined share of 67.97 percent. The combined shares of the comparable group was 70.61 percent, with a modest variance of 264 basis points, a significantly smaller variance than in either mortgage-backed securities and net loans individually. Such convergence in the combined shares of loans and mortgage-backed securities additionally confirms reasonable compatibility of the Bank and the comparable group in the primary activities of lending and the purchase of mortgage-backed securities.

Borrowed Funds to Assets

The Bank had borrowed funds equal to 15.29 percent of assets at March 31, 2007, compared to a similar 12.33 percent for the comparable group, which confirms compatibility between the Bank and the comparable group. It should be further noted that LaPorte Savings' 73.18 percent ratio of deposits to assets was virtually identical to the comparable group's 73.35 percent.

Equity to Assets

LaPorte Savings' total equity to assets ratio was10.68 percent at March 31, 2007, with the comparable group at a modestly higher 13.25 percent. The comparable group's lower 7.34 percent ratio of retained earnings to assets was the primary basis for its variance from the Bank, related to the comparable group companies' payment of dividends to their public shareholders. At march 31, 2007, The Bank and the comparable group had virtually identical 0.19 percent and 0.18 percent ratios of unrealized losses to asset. Finally, the Bank had Tier 1 capital equal to 10.86 percent of total assets, compared to the comparable group at a virtually identical 10.58 percent at March 31, 2007.

Based on the foregoing, in our opinion the compatibility of the Bank and the comparable group is confirmed as to their equity ratios and the components thereof.

PERFORMANCE PARAMETERS

Introduction

Exhibits 43 and 44 presents three performance parameters identified as key comparative metrics to determine the comparability of the Bank and the comparable group. The primary performance indicator is the return on average assets (ROAA). The second performance indicator is net interest margin, which measures an institution's ability to generate net interest income. An institution's net noninterest margin comprises noninterest income and operating expenses or noninterest expenses as a combined net ratio to average assets. Net noninterest margin is a factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios; and also provides for the netting of specific and incremental revenues and expenses associated with an institution's ancillary services and consolidated subsidiary activities such as insurance and securities.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended March 31, 2007, LaPorte Savings' core ROAA was 0.40 percent based on core earnings after taxes of $1,014,000, as detailed in Item I and Exhibit 7 of this Appraisal. The Bank's calendar 2006 core ROAA was a similar 0.43 percent, an increase from its core ROAA of 0.34 percent in 2005. The comparable group reported a core ROAA of 0.51 percent for the twelve months ended March 31, 2007, ranging from a high of 0.85 percent to a low of 0.02 percent. The comparable group indicated core ROAA of 0.61 in calendar 2005 and 0.49 in calendar 2006. The national average core ROAA for publicly-traded thrifts was a considerably higher 0.76 percent for the twelve months ended March 31, 2007, which was modestly higher than the regional average of 0.72 percent.

The core ROAA of the comparable group was a modest 9 basis points higher than the Bank but a much greater 25 basis points lower than the national average. Inasmuch as the core ROAA of both the Bank and the comparable group were substantially lower than national and regional averages and more similar to each other, in our opinion the core ROAA of the comparable group is compatible with that of the Bank.

Net Interest Margin

LaPorte Savings had a net interest margin of 2.84 percent for the twelve months ended March 31, 2007, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin was a higher 2.96 percent in calendar 2006, following a lower 2.80 percent in 2005. The comparable group indicated a higher net interest margin of 3.10 for the twelve months ended March 31, 2007, ranging from a low of 2.32 percent to a high of 3.95 percent. In calendar 2005 and 2006, the comparable group reported a declining trend of 3.43 percent and 3.24 percent, respectively. Industry and regional averages were 3.10 percent and 3.12 percent, respectively, for the twelve months ended March 31, 2007. Compared to the

Net Interest Margin (cont.)

comparable group, the basis for the Bank's lower net interest margin was its higher yield on interest-earning assets, offset by its higher cost of interest-bearing liabilities.

Notwithstanding the higher net interest margin of the comparable group, its congruence with the national and regional average and its variance of only 26 basis points or 8.4 percent from the Bank, this metric is well within a range compatible with the Bank.

Net Noninterest Margin

Net noninterest margin represents the ratio of an institution's noninterest income less its noninterest expenses, net of provision for loan losses, to average total assets.

Compared to publicly-traded thrifts, the Bank has historically realized lower than average noninterest income, although during the quarter ended March 31, 2007, the Bank reported a net gain of $893,000 on the sale of securities. Slightly offset by a very small $24,000 net loss on the sale of securities during calendar 2006, the Bank's net gain of $869,000 during the twelve months ended March 31, 2007, was the basis of the Bank's lower core or normalized earnings compared to its net earnings for that period. Eliminating that non-recurring gain, the Bank had a normalized 0.84 percent ratio of noninterest income to average assets for the twelve months ended March 31, 2007. The comparable group reported a modestly lower but effectively similar ratio of 0.76 percent for the twelve months ended March 31, 2007.

Compared to the national and regional averages of 2.27 percent and 2.16 percent, respectively, for the twelve months ended March 31, 2007, the Bank had a significantly higher 2.83 percent ratio of operating expense to average assets, as did the comparable group at 3.07 percent.

Net Noninterest Margin (cont.)

It should be noted that one of the comparable group companies, Oneida Financial Corp. operates a subsidiary insurance agency, the revenue of which is reported on a consolidated basis, resulting a 3.55 percent ratio of noninterest income ratio to 3.55 percent of average assets. That higher ratio is, however, offset by the company's higher 5.45 percent ratio of noninterest expenses to average assets, resulting in a net noninterest margin of (1.91) percent for the company. Including Oneida Financial Corp., the full comparable group indicates a net noninterest margin of (2.31) percent; and excluding Oneida Financial Corp., the twelve member comparable group indicates a very similar net noninterest margin of (2.34) percent, confirming that the company's higher noninterest income and expenses are offsetting with no material effect on the comparable group's overall earnings performance. Considering the other characteristics of Oneida Financial Corp., we have not excluded it from the comparable group.

Based on normalized noninterest income, the Bank's net noninterest margin was (1.99) percent for the twelve months ended March 31, 2007, compared to the comparable group at (2.31) percent. In our opinion, such a variation of only 32 basis points or 13.9 percent is well within a range of compatibility between the Bank and the comparable group, particularly considering the number and diversity of the components of noninterest income and expense.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used to confirm the validity of the comparable group are asset quality parameters, also included in Exhibits 41 and 45. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

For the purposes of this analysis, nonperforming assets are defined as the sum of repossessed assets, loans delinquent ninety days or more but still accruing, and nonaccruing loans.

LaPorte Savings' ratio of nonperforming assets to assets was 0.41 percent at March 31, 2007, compared to the national average of 0.73 percent for publicly-traded thrifts and the higher average of 1.11 percent for Midwest thrifts. The ratio of the comparable group was 0.41 percent at March 31, 2007, identical to the Bank, confirming the compatibility of the Bank and the comparable group as to nonperforming assets.

Repossessed Assets to Total Assets

LaPorte Savings had repossessed assets equal to 0.18 percent of total assets at March 31, 2007, while the comparable group's repossessed assets represented a lower 0.03 percent. Of the thirteen comparable group companies, nine were absent repossessed assets. Although repossessed assets are a component of nonperforming assets, as evaluated above, the primary perspective of this analysis is to ensure that the interest-earning asset base of the comparable group has not been impaired by a greater presence of repossessed assets, which can affect certain operating ratios including net interest margin. The national and regional ratios of repossessed assets to total assets were 0.12 percent and 0.16 percent, respectively, at March 31, 2007.

In our opinion, the 15 basis point difference between the ratios of the Bank and the comparable group, particularly when viewed in the context of their identical nonperforming assets ratios, does not indicate any significant disparity in asset quality and, therefore, is not material.

Allowance for Loan Losses

The Bank had an allowance for loan losses of $1,024,000, representing ratios to total assets and total loans of 0.41 percent and 0.74 percent, respectively at March 31, 2007. The national average ratios were 0.63 percent of assets and 0.88 percent of loans, at March 31, 2007, and the regional averages were 0.67 percent and 0.88 percent, respectively. The comparable group's ratios of allowance for loan losses to assets and loans were 0.52 percent and 0.82 percent, respectively, lower than the Bank but also lower than national and regional averages. In our opinion, this parameter confirms the compatibility of the comparable group.

CONCLUSION

Although no single institution or group of institutions can be precisely the same as any other, due to the abundance of variables related to the characteristics of an institution's condition, operations and environment, based on the foregoing parameters, as well as the detailed comparative metrics presented in Exhibits 41 through 45, it is our conclusion and opinion that the selected comparable is reasonable and valid, subject to the adjustments applied in the following section.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on an historical comparison of the Bank with the comparable group and also recognizing to a prudent extent the impact of the minority stock offering and the merger of the Bank and City Savings Financial over a short to medium horizon as indicated in the business plan and prospectus. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. As previously noted, all of the institutions in the comparable group have their differences among themselves and from the Bank, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, asset quality as it relates to the presence of problem or nonperforming assets which may result in adjustments to earnings, the balance of current and historical classified assets and real estate owned, the balance of allowances for loan losses to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the ratio and trends of non-interest expenses.

As previously noted, the historical business model of LaPorte Savings has historically focused on increasing net interest income and net income; maintaining a lower ratio of nonperforming assets; monitoring its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its reasonable sensitivity measure and overall interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs; striving to improve its normalized noninterest income; and monitoring and striving to improve its higher than average overhead expenses. As discussed in Section 1

Earnings Performance (cont.)

of this Appraisal, compared to the Bank, City Savings had a similar net interest margin and overhead expense ratio, lower noninterest income, a lower return on average assets, a less favorable efficiency ratio and a significantly higher ratio of nonperforming assets to total assets. Following the merger, the Corporation will continue to conduct business in its expanded market area and continue to focus on increasing net interest spread and net interest margin; increasing its non-interest income; reducing its noninterest expense, increasing the amount and consistency of its net income; reducing its nonperforming and classified assets; and maintaining a reasonable level of interest rate risk

Earnings are often related to an institution's ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Bank has been a moderate originator of mortgage loans and was a modest originator of nonmortgage loans in 2005 and 2006 and during the first quarter of 2007. LaPorte Savings did not purchase loans, but was a seller of a majority of the fixed rate residential mortgage loans it originated. In recent years, the Bank increased its origination of commercial real estate loans and intends to continue that strategy to increase its yield and interest income.

From December 31, 2005, to March 31, 2007, the Bank's gross loans decreased by $3.2 million from $141.4 million to $138.2 million, representing a 2.3 percent decrease. In 2006, total loan originations of $72.4 million were offset by loan sales of $14.1 million and principal repayments of $62.8 million; and in the first quarter of 2007, total loan originations of $16.6 million were offset by loan sales of $2.8 million and principal repayments of $12.6 million From December 31, 2005, to March 31, 2007, the greatest loan category dollar increase was in commercial real estate loans, followed by commercial business loans and construction loans, with residential mortgage loans indicating a substantial decrease. In 2005, the Bank indicated a larger $8.9 million or 5.8 percent decrease in loans, following a $14.9 million or 9.0 percent decrease in.2004.

Earnings Performance (cont.)

The impact of the Bank's primary lending efforts has been to generate a combined yield on average interest-earning assets of 5.97 percent for the twelve months ended March 31, 2007, compared to a modestly lower 5.81 percent for the comparable group, 6.35 percent for all thrifts and 6.38 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 5.41 percent for the twelve months ended March 31, 2007, which was similar to the comparable group at 5.36 percent, lower than all thrifts at 5.63 percent and higher than Midwest thrifts at 4.70 percent.

The Bank's 3.58 percent cost of interest-bearing liabilities for the twelve months ended March 31, 2007, was higher than the comparable group at 2.93 percent, similar to all thrifts at 3.55 percent and Midwest thrifts at 3.58 percent. The Bank's resulting net interest spread of 2.39 percent for the twelve months ended March 31, 2007, was considerably lower than the comparable group at 2.88 percent, all thrifts at 2.80 percent and Midwest thrifts also at 2.80. The Bank's net interest margin of 2.84 percent, based on average interest-earning assets for the twelve months ended March 31, 2007, was lower than the comparable group and all thrifts, both at 3.10 percent, and lower than Midwest thrifts at 3.12 percent.

The Bank's ratio of noninterest income to assets was 1.15 percent for the twelve months ended March 31, 2007; and net of its nonrecurring gain of 0.31 percent on the sale of securities, its ratio was a lower 0.84 percent. LaPorte Savings' 0.84 percent ratio of noninterest income to assets was modestly higher than the comparable group at 0.76 percent net of gains, with all thrifts at 0.98 percent. The Bank's operating expenses were modestly lower than the comparable group, but higher than all thrifts and Midwest thrifts. For the twelve months ended March 31, 2007, LaPorte Savings had an operating expenses to assets ratio of 2.83 percent compared to 3.07 percent for the comparable group, 2.27 percent for all thrifts and 2.16 percent for Midwest thrifts.

For the twelve months ended March 31, 2007, the Bank generated modestly higher noninterest income, modestly lower noninterest expenses, and a lower net interest margin

Earnings Performance (cont.)

relative to the comparable group. As a result, the Bank's core income was 21.6 percent lower than the comparable group's core income for the twelve months ended March 31, 2007. Based on core earnings, the LaPorte Savings had a return on average assets of 0.40 percent for the twelve months ended March 31, 2007, compared to the comparable group's higher core ROAA of 0.51 percent, with all thrifts and Midwest thrifts higher at 0.76 percent and 0.72 percent, respectively.

Following its merger with City Savings, the future earnings stream and net earnings of the Banks will continue to be dependent on both the overall trends in interest rates, its combined level of earning assets, mix of assets and the consistency, reliability and variation of its noninterest income and overhead expenses. Due primarily to its lower ratio of noninterest income and its high ratios of nonperforming assets and troubled debt restructurings at or for the twelve months ended March 31, 2007, City Savings had a lower core ROAA of 0.21 percent. It is anticipated, therefore, that there will be pressure on the Corporation's earnings in the short to medium term as asset quality issues are addressed. The Bank's noninterest income ratio has increased modestly in recent years, with a five year average similar to the comparable group; while noninterest expenses have increased moderately in recent years but are still below the comparable group and considerably higher than industry averages in their ratio to average assets.

To the extent that the Bank is able to apply its net proceeds from the public offering to the origination of loans, a wider net interest spread may eventuate relative to a portion of the Bank's earning assets, but such a trend is projected to be modest and gradual. That positive trend will also be inhibited by the rate and volume of the Bank's borrowed funds, 72.6 percent of which have maturities in excess of three years and carry high rates relative to current rates as well as considerable prepayment penalties. Overall, the Bank's three year business plan projects that the Bank's and Bank's consolidated net interest income, net interest margin, net income and ROAA are likely to experience only modest increases following the public offering and merger in a rising interest rate environment and will likely remain well below industry

Earnings Performance (cont.)

averages. Although anticipated upward pressure on lending rates is likely to increase the Bank's consolidated yield on interest-earning assets, both total assets and interest-earning assets are projected to increase moderately over the three year planning horizon with loan growth focused on commercial real estate loans.

Although the merger with City Savings expands the Bank's market area and allows it to access somewhat larger and growing markets, it is also likely that competition from both financial institutions and mortgage companies will limit the Bank's ability to significantly increase its market share and rates on mortgage and non-mortgage loan products. LaPorte Savings' success in achieving its objective to increase its overall net interest spread and net interest margin will relate in large measure to its ability to apply its lower cost liquidity to higher yielding loans, to continue to increase the diversity of its loan and deposit products and to monitor the use of borrowed funds.

In recognition of the foregoing earnings related factors, considering the Bank's current and historical performance measures and trends, as well as the Bank's projection of limited upward movement of its operational metrics over the three year business plan horizon, a minimal downward adjustment has been made to the Bank's pro forma market value for earnings performance relative to the comparable group.

MARKET AREA

LaPorte Savings' primary market area for retail deposits and loans consists of LaPorte County, Indiana. The Bank's main office and three branch offices are all in the city of LaPorte, located in LaPorte County. Two of City Savings Financial's three branches are in LaPorte County and its Chesterton branch is in Porter County.

Market Area (cont.)

As discussed in Section II, since 1990, LaPorte County has experienced minimal increases in population and modest increases in households since 1990, much smaller than in Indiana and the United States. Historically, per capita income in LaPorte County has been lower than state and national averages, while median household income has generally been in line with those averages and modestly lower than the comparable group, reflecting the stagnant character of the Bank's market area. Although City Savings Financial's Chesterton branch is in Porter County in a Chicago exurb evidencing some housing growth, all of LaPorte Savings' offices are the city of LaPorte and City Savings' two other branches are in Michigan City and Rolling Prairie, in LaPorte County, areas all indicating lower growth in population, households and economic development since 1990.

The 2000 median housing value in LaPorte County was slightly lower than in Indiana, but significantly lower than in the United States. The 2000 median rent in LaPorte County was modestly lower than in Indiana, but also significantly lower than the national average.

The 2005 unemployment rate in LaPorte County was 5.9 percent compared to 5.3 percent in Indiana and a lower 5.1 percent in the United States. In 2006, the unemployment rate decreased to 5.7 percent in LaPorte County, 5.0 percent in Indiana and 4.6 percent in the United States. Through Match, 2007, the unemployment rate increased slightly to 5.9 percent in LaPorte County, remained constant at 5.0 percent in Indiana and decreased slightly to 4.5 percent in the United States.

With the exception of City Savings' Chesterton branch, LaPorte Savings's market area is and will continue to be rural, with the services sector representing the primary source of employment, followed by the manufacturing and wholesale/retail sectors. The financial competition LaPorte Savings' market area is strong for a county with just over 42,000 households, with 38 banking offices representing 11 financial institutions and commercial banks holding approximately 80 percent of deposits. LaPorte Savings and City Savings are the only two savings institutions with offices in LaPorte County. Although LaPorte Savings had

Market Area (cont.)

a moderate 14.2 percent total deposit penetration, that share has not changed materially since June 30, 2004. Total deposits in LaPorte County have increased by 19.1 percent or a modest 3.8 percent per year in the five years since June 30, 2001.

The Bank experienced very modest net increases in deposits in each of its most recent five calendar years, as deposits and interest credited exceeded withdrawals, and its average annual deposit growth rate was 2.92 percent, lower than the comparable group at 9.27 percent. City Savings indicated five year deposit shrinkage averaging (2.85) percent per year.

In recognition of the foregoing factors, including historical limited growth and modest deposit potential in a generally stagnant market, we believe that a downward adjustment is warranted for the Bank's market area.

FINANCIAL CONDITION

The financial condition of the Banks is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 41, 42 and 45. The Bank's ratio of total equity to total assets was 10.68 percent at March 31, 2007, which was lower than the comparable group at 13.25 percent, and similar to all thrifts at 10.63 percent and Midwest thrifts at 10.42 percent.

For the purposes of this valuation, the $36,410,000 preconversion, premerger book value used in our calculations was derived by adding to LaPorte Savings' March 31, 2007, book value of $26,878,000, the $12,806,000 book value of City Savings and applying merger adjustments of $3,274,000, related to the proposed acquisition of City Savings. Our valuation assumption is that at the midpoint, the public stock offering will equal approximately 28 percent of the full pro forma value of the Bank as opined in this Appraisal, with an additional 17.6 percent offered to the shareholders of City Savings as part of the total merger consideration. With a sale of

Financial Condition (cont.)

shares to the public at the midpoint of the valuation range generating net cash proceeds of approximately $14.3 million and the simultaneous acquisition of City Savings, assuming the stock portion of the acquisition price of approximately $9.6 million in stock is paid to City Savings shareholders, the Corporation's pro forma total equity to assets ratio after the completion of the public offering will be approximately 12.21 percent, net of the ESOP and the restricted stock award. Such an equity to assets ratio is only moderately higher than the Bank's combined preconversion, premerger ratio of 9.60 percent and lower than the comparable group at 13.25 percent.

In the case of this merger transaction, however, more meaningful than the Bank's pro forma total equity to assets ratio is its pro forma tangible equity to assets ratio, since the merger transaction will generate goodwill of approximately $10.4 million, resulting in tangible equity lower by that amount than total equity. With a conversion at the midpoint generating net cash proceeds of approximately $14.3 million and the simultaneous acquisition of City Savings, assuming the stock portion of the acquisition price of approximately $9.6 million in stock is paid to City Savings shareholders, the Bank's pro forma tangible equity to assets ratio will be approximately 10.0 percent, net of the ESOP and the restricted stock award. Such an equity to assets ratio is only slightly higher than the Bank's combined preconversion, premerger ratio of 9.60 percent and moderately lower than the comparable group at 12.32 percent.

The Bank's mix liabilities indicates considerable similarity to the comparable group as to deposits, borrowings and other liabilities. LaPorte Savings' mix of assets, however, indicates some areas of notable variation from the comparable group. The Banks had a lower 54.75 percent ratio of net loans to total assets at March 31, 2007, compared to the comparable group at 62.42 percent, and the Bank's share of net loans was lower than all thrifts at 71.72 percent and Midwest thrifts at 74.99 percent. The Bank's 23.84 percent share of cash and investments was higher than the comparable group at 19.25 percent and higher than all thrifts at 13.94 percent and Midwest thrifts at 13.04 percent. LaPorte Savings had mortgage-backed securities

Financial Condition (cont.)

equal to 13.22 percent of assets, while the comparable group was at a lower 8.19 percent of assets with all thrifts at 9.00 percent and Midwest thrifts at 6.15 percent.

Although, as discussed above, considerable goodwill will accrue from the merger, the Bank's only intangible assets at March 31, 2007, constituted capitalized loan servicing, representing 0.17 percent of assets, compared to 1.10 percent for the comparable group, 0.80 percent for all thrifts and 0.59 for Midwest thrifts. The Bank also had repossessed assets equal to 0.18 percent of total assets at March 31, 2007, compared to the comparable group at 0.03 percent, all thrifts at 0.12 percent and Midwest thrifts at 0.16 percent.

The financial condition of LaPorte Savings is influenced by its nonperforming assets of $1,539,000 or 0.61 percent of assets at March 31, 2007, compared to a lower 0.41 percent for the comparable group, 0.73 percent for all thrifts and 1.11 percent for Midwest thrifts. It should be recognized that the Bank's ratio of nonperforming assets to total assets has indicated minimal change from December 31, 2003, to March 31, 2007. City Savings had a considerably higher 2.18 percent ratio of nonperforming assets to total assets, with 75.1 percent of its nonperforming assets in the category of nonaccruing loans, representing 1.64 of total assets.

At March 31, 2007, the Bank had $1,024,000 of allowances for loan losses, which represented 0.41 percent of assets and 0.74 percent of total loans. Those ratios are lower than the comparable group, which indicated allowances equal to 0.52 percent of assets and 0.82 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might be charged off. The Bank's $1,024,000 of allowances for loan losses represented a lower 99.03 percent of nonperforming assets at March 31, 2007, compared to the comparable group's 224.62 percent, with all thrifts and Midwest thrifts at ratios of 177.24 percent and 108.12 percent, respectively.

Financial Condition (cont.)

During the twelve months ended December 31, 2007, the Bank had net charge-offs of $75,000 or 0.05 percent of average loans, which was identical to the comparable group at 0.05 percent and lower than all thrifts at 0.12 percent and Midwest thrifts at 0.19 percent. Of greater significance is the Bank's combined ratio of provision for loan losses to net charge-offs. For the twelve months ended March 31, 2007, LaPorte Savings had a 120.0 percent ratio of ratio of provision for loan losses to net charge-offs. The comparable group's ratio was a very significantly higher 225.93 percent, with all thrifts at 165.20 percent and Midwest thrifts at 160.27 percent. Relative to the comparable group, those ratios are reflective of the Bank's maintenance of a lower ratio of reserves to nonperforming assets.

LaPorte Savings had a 15.33 percent ratio of high risk real estate loans to assets at March 31, 2007, compared to a very similar 15.08 percent for the comparable group and 26.09 percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

Due primarily to its sale of fixed-rate loans and its moderate equity position, the Bank has maintained a minimal level of interest rate risk. At March 31, 2007, its exposure indicated a modest 6.5 percent decrease under a 200 basis point increase in interest rates, representing a dollar decrease in equity of $2.9 million. Based on the anticipated consolidated equity position of the Bank and the individual equity positions of LaPorte Savings and City Savings following the merger transaction, there exists, in our opinion, limited potential for increased interest rate risk exposure.

As indicated in the following adjustment section addressing dividend payments, following its minority offering and the acquisition of City Savings, the Bank has not committed to pay cash dividends. Such absence of dividend payments and/or the waiver of dividends payable to the mutual holding company will have a positive impact on the Bank's equity and equity to assets ratio in future years.

Financial Condition (cont.)

Overall, considering LaPorte Savings' asset quality, reserves, coverage, interest rate risk and shares of loans and deposits relative to the comparable group, strengthened by its equity position prior to its public offering and merger, as well as the City Savings' higher level of nonperforming assets and the Corporation's pro forma post-merger equity and tangible equity positions, which are projected to remain lower than the comparable group but similar and industry averages, we believe that a minimal downward adjustment is warranted for the Bank's financial condition.

BALANCE SHEET AND EARNINGS GROWTH

During their most recent five calendar years, both LaPorte Savings and City Savings have been characterized by much lower than average rates of growth in assets, deposits and loans relative to the comparable group and all thrifts. The Bank's average annual asset growth rate from 2002 to 2006 was 2.0 percent, compared to a higher 10.6 percent for the comparable group, 9.8 percent for all thrifts and 7.2 percent for Midwest thrifts. The Bank's lower asset growth rate is reflective primarily of its five year decrease in net loans and its very modest deposit growth. The Bank's loan portfolio indicates an average annual decrease of 2.6 percent from 2002 to 2006, compared to average growth rates of 10.4 percent for the comparable group, 10.8 percent for all thrifts and 8.4 percent for Midwest thrifts.

LaPorte Savings' deposits indicate an average annual increase of 2.9 percent from 2002 to 2006, while annual deposit growth averaged 9.3 percent for the comparable group, 8.8 percent for all thrifts and 6.6 percent for Midwest thrifts. The Bank had borrowed funds of 15.3 percent of assets at March 31, 2007, which was higher than the comparable group's 12.3 percent ratio.

City Savings experienced virtually no asset growth, together with negative loan and deposit growth from 2002 to 2006. City Savings' five year asset growth was a nominal 0.07

percent, accompanied by loan and deposit shrinkage of 2.53 percent and 2.85 percent, respectively.

Following its merger with City Savings, the Bank's ability to maintain or increase its asset, loan and deposit bases in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to increase its loan origination activity. With the exception of Chesterton in Porter County, the Corporation's post-merger primary market area has experienced a minimal increase in population and households between 1990 and 2006, and those increases are projected to continue at slower rates through 2011. The Bank's primary market area also indicates 2006 per capita income and median household income similar to state and national levels, but modestly lower than the comparable group. The Bank's primary market area has experienced lower net increases in population and households compared to the comparable group, as well as the state and national averages.

The Corporation's business plan does not project any specific branching during the next three years, although it will seek opportunities to increase its visibility and expand its presence in City Savings' Porter County growth area. Nevertheless, the Corporation's historical and continuing primary dependence on its current market areas is likely to result in limited asset growth of between 2 percent and 3 percent per year, as projected in the business plan. The Bank's business plan projections also indicate modest deposit growth of approximately 3 percent per year, reflecting the demographics of the market area and the competitive environment. The Corporation's total loan portfolio is projected to experience somewhat greater, although modest, growth of approximately 5 percent per year, as conversion proceeds are deployed, with a continued focus on commercial real estate and small business lending. Cash and investments are projected to decrease mildly with mortgage-backed securities remaining generally constant. The Bank's competitive operating environment, together with its projected modest deposit growth during the three year horizon, combined with modest to moderate loan growth, is likely to result in the continuation of the Bank's overall lower rate of

Balance Sheet and Earnings Growth (cont.)

asset, loan and deposit growth relative to the comparable group. No specific additional services have been initially planned, although City Savings' more diverse loan portfolio and lending staff might provide growth opportunities.

The Corporation anticipates that its earnings will be enhanced by approximately $1 million in annual merger synergies, representing approximately 25 percent of City Savings' annual operating expenses. The Corporation's business plan projects that its net interest spread will gradually increase by approximately 100 basis points over the three year current planning horizon, accompanied by a 50 basis point increase in ROAA to approximately 0.90 percent. The Corporation will also undertake the aggressive workout of problem assets, with the goal of reducing nonperforming assets by $1 million by the end of 2008, relieving some pressure on earnings.

Considering the Corporation's market area and general operating environment, it will be a significant challenge for the Corporation to attain a consistent trend of growth and profitability commensurate with the comparable group. Based on the foregoing factors, we have concluded that a small downward adjustment to the Bank's pro forma value is warranted for its anticipated balance sheet and earnings growth.

DIVIDEND PAYMENTS

Immediately following its public offering and merger, the Corporation has not committed to pay cash dividends to its shareholders.

Eleven of the thirteen institutions in the comparable group pays cash dividends for an average dividend yield of 2.33 percent and average payout ratio of 104.00 percent. Such a higher payout ratio relates to the structure of mutual holding companies and the waiver of dividends on the majority shares owned by the mutual holding company. All mutual holding

Dividend Payments (cont.)

companies had an average dividend yield of 1.43 percent and an average payout ratio of 90.32 percent. All thrifts had a higher dividend yield of 2.07 percent and a lower payout ratio of 53.62 percent.

In our opinion, no adjustment to the pro forma market value of the Bank is warranted at this time related to the dividend payment.

SUBSCRIPTION INTEREST

In 2006 and to date in 2007, investors' interest in new issues has been mixed and selective, with subscription levels generally moderate, although a few issues have received stronger support from the marketplace. Overall, the recent reaction of IPO investors appears generally to be related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry. Although the number of offerings is small relative to the 1990s, there appears not to be a quantitative unsatisfied demand for new financial institution issues, particularly the smaller offerings, and even some issues attracting considerable interest have posted smaller than expected price increases and, in some cases, price decreases in the aftermarket.

The Corporation will direct its offering to depositors of the Bank and to its employee stock ownership plan and 401(k) plan. If there is a community offering, residents of LaPorte County will be given a preference. The board of directors and officers anticipate purchasing less than $1.0 million or approximately 5.8 percent of the stock offered to the public based on the appraised midpoint valuation.

Subscription Interest (cont.)

The Bank has secured the services of Keefe Bruyette & Woods, Inc. ("KBW") to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, recent market movement and current market conditions, local market interest, the performance of LaPorte Savings and City Savings, the Corporation's market area and the extent of its projected earnings enhancements, the terms of the offering and recent subscription levels for initial offerings, we believe that a modest downward adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Banks will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of KBW. The Bank will pursue at least two market makers for the stock, which it anticipates will be quoted on the OTC bulletin board.

The Bank's total public offering is smaller in size relative to the average market value of the comparable group and Indiana mutual holding companies. The comparable group has an average market value of $80.4 million for the stock outstanding compared to a midpoint market value of $54.6 million for the Corporation, representing 5,461,967 shares at $10 per share. Of the ten institutions in the comparable group, twelve are traded on NASDAQ and one is traded on the American Stock Exchange, indicating an average daily trading volume of 2,845 shares during the last four quarters and an average of 6,170,767 shares outstanding compared to 5,461,967 shares at the Corporation's midpoint.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that no adjustment to the Corporation's pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of LaPorte Savings is Lee A. Brady, who is also a director. Mr. Brady has served as chief executive officer since 1989, beginning his banking career at LaPorte Savings in 1974. Michele M. Thompson is vice president and chief financial office and a director of LaPorte Savings. Ms. Thompson has more than 20 years of banking experience. Russell L. Klosinski is executive vice president and cashier. Mr. Klosinski has worked at the Bank since 1985 when he began as assistant vice president/consumer lending, eventually becoming executive vice president.

In recent years, the Bank has been able to maintain its deposit market share and a stable equity base, maintain regulatory capital ratios in line with industry averages, control nonperforming assets, and maintain an acceptable interest rate risk exposure position. Further, relative to the comparable group averages, the Bank's noninterest income has been higher and its noninterest expenses have been lower, although its net interest margin and ROAA have been lower than the comparable group averages. Management is confident that the synergies associated with the merger will provide the Bank with opportunities for longer term growth and increased profitability following the public offering and merger.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market and reduced interest in conversion offerings. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such

Marketing of the Issue (cont.)

as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution's ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

Although we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings, in our opinion, various characteristics of the Corporation's transaction, as well as recent market trends, cause us to conclude that such a discount is not warranted in the case of this particular offering.

Consequently, at this time we have made no adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION APPROACH, METHODS AND CONCLUSION

Valuation Approach

As indicated in Section 3 of this Appraisal, in order to moderate the differences among the thirteen comparable group companies, all of which are mutual holding companies, we will derive their pricing ratios on a fully converted basis by applying pro forma second stage conversion assumptions to their current financial structure. Our application to the Corporation of the market value adjustments relative to the comparable group determined in Section 4 will be the basis for the pro forma market value of the Corporation on a fully converted basis, pursuant to regulatory guidelines.

Exhibit 46 presents the Comparable Group Financial and Per Share Data and Exhibit 47 presents the Comparable Group Share and Market Data reflecting the comparable group's current mutual holding company structure.

Exhibit 48 presents the adjusted Comparable Group Share and Market Data subsequent to our application of pro forma second stage conversion assumptions to the comparable group's current mutual holding company structure. Those assumptions include the sale of all MHC shares at their current trading price on May 11, 2007; the reduction of the gross proceeds to recognize the impact of exemplary and customary offering expenses and benefit plans; and the reinvestment of the net proceeds at reasonable and current market rates, tax effected, to determine the pro forma earnings impact of the net proceeds.

Valuation Methods

Historically, the method most frequently used by this firm to determine the pro forma market value of common stock for thrift institutions has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, additional attention has

Valuation Methods (cont.)

been given to the price to core earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as fluctuating interest rates have had varying effects on the earnings of individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful to the objective of discerning commonality and comparability among institutions.

The first stage mutual holding company minority offering of the Bank includes the acquisition of City Savings Financial Corporation for the price of $34.00 per share of City Savings Financial Corporation stock, with such aggregate consideration to comprise 50 percent cash and 50 percent stock. As indicated in the offering prospectus, incorporated herein by reference, the total acquisition price of $19.6 million generates goodwill and core deposit intangible of $10.5 million, resulting in pro forma consolidated tangible equity significantly lower than pro forma consolidated total equity at each of the ranges. Additionally, the prospectus indicates a pro forma acquisition adjustment to historical consolidated net income, which we have incorporated into our valuation calculations. We have also recognized various other metrics and financial and operating information related to both the Bank and City Savings Financial Corporation contained in the prospectus.

Inasmuch as the acquisition of City Savings Financial Corporation is integral to the Corporation's mutual holding company reorganization and minority offering, in our opinion the price to tangible book value method is the appropriate method upon which to place primary emphasis in determining the pro forma market value of the Corporation. Additional analytical and correlative attention will be given to the price to core earnings method and the price to assets method.

In applying each of the valuation methods, consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's earnings performance, market area, financial condition, balance sheet

Valuation Methods (cont.)

and earnings growth and subscription interest. No adjustments were made for dividend payments, liquidity of the stock, management and the marketing of the issue.

Valuation Range and Merger Shares

In addition to the pro forma market value, we have defined a valuation range recognizing the public offering, the issuance of shares to the shareholders of City Savings Financial Corporation and the approximate 55 percent interest in the Corporation to be retained by LaPorte Savings Bank, MHC. The pro forma market value or appraised value will also be referred to as the "midpoint value". The remaining points in the valuation range will be based on the number of shares offered to the public, with the number of merger shares remaining constant at 961,967 shares at each point in the range. The number of public shares at the minimum will be 15 percent less than at the midpoint; increasing at the maximum to 15 percent over the midpoint; and further increasing at the maximum, as adjusted, commonly referred to as the supermaximum, to 15 percent over the maximum.

Price to Tangible Book Value Method

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition. In the case of the Bank's conversion/acquisition transaction, this method is the most pertinent and appropriate approach due to the terms of the acquisition and the balance sheet accounting adjustments, including the resulting intangible assets. As discussed above, in our opinion the creation of goodwill and core deposit intangible representing a significant 28.9 percent of consolidated stockholders' equity, requires the primary valuation emphasis to be placed on the tangible book value method.

Price to Tangible Book Value Method (cont.)

Exhibit 49 shows the fully converted average and median price to tangible book value ratios for the comparable group, which were 94.64 percent and 94.26 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 77.50 percent to a high of 112.87 percent. The comparable group had lower average and median price to total book value ratios of 89.90 percent and 93.09 percent, respectively, with the range of 77.50 percent to 103.50 percent. Excluding the low and the high in the group, the comparable group's price to tangible book value range narrowed moderately from a low of 85.45 percent to a high of 102.91; and the comparable group's price to total book value range also narrowed modestly from a low of 79.72 percent to a high of 98.07 percent.

Including the merger adjustments, the Corporation's tangible book value was $25,892,000, based on intangible assets of $10,518,000 to be created by the acquisition of City Savings Financial Corporation which are deducted from the combined total book value of $36,410,000 at March 31, 2007.

Considering the foregoing factors, including the pro forma impact of the Bank's acquisition of City Savings Financial, in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to tangible book value ratio of 86.70 percent and a corresponding fully converted price to total book value ratio of 74.30 percent at the midpoint. The fully converted price to tangible book value ratio increases from 83.73 percent at the minimum to 91.40 percent at the maximum, as adjusted, while the fully converted price to total book value ratio increases from 70.72 percent at the minimum to 80.24 percent at the maximum, as adjusted.

The Corporation's fully converted pro forma price to tangible book value ratio of 86.70 percent at the midpoint, as calculated using the prescribed formulary computation indicated in Exhibit 50, is influenced by the merger transaction and the goodwill generated thereby, the Bank's respective capitalization and local markets, subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation's ratio of tangible equity to assets after the completion of the public offering at the midpoint of the valuation range will be approximately 9.51 percent compared to 12.32 percent for the comparable group.

Price to Core Earnings Method

The foundation of the price to core earnings method is the determination of the core earnings base to be used, followed by the calculation of an appropriate price to core earnings multiple. The Corporation's combined after tax core earnings for the twelve months ended March 31, 2007, were $922,000 (reference Exhibit 7) and its net earnings were a higher $1,517,000 for that period. That core earnings base reflects combined core earnings of $1,306,000 for the Bank and City Savings Financial, reduced by pro forma merger adjustments of $384,000. To opine the pro forma market value of the Corporation using the price to core earnings method, we applied the combined core earnings base of $922,000.

In determining the fully converted price to core earnings multiple, we reviewed the ranges of fully converted price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. As indicated in Exhibit 49, the average fully converted price to core earnings multiple for the comparable group was 28.56 while the median was a lower 24.55. The average price to net earnings multiple was a similar 28.42 and the median multiple was 24.52. The comparable group's fully converted price to core earnings multiple was higher than the 25.14 average multiple for all publicly-traded, FDIC-insured thrifts and higher than their median of 17.37. The range in the fully converted price to core earnings multiple for the comparable group was from a low of 17.31 to a high of 63.48. The range in the fully converted price to core earnings multiple for the comparable group, excluding the high and low ranges, was from a low multiple of 18.38 to a high of 37.37 times earnings for eleven of the thirteen institutions in the group, indicating a moderate narrowing of the range.

Price to Core Earnings Method (cont.)

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a fully converted price to core earnings multiple of 43.47 at the midpoint, based on the Corporation's combined core earnings of $922,000 for twelve months ended March 31, 2007. The Corporation's fully converted core earnings multiple of 43.47 is considerably higher than its net earnings multiple of 29.50 as a result of the earnings adjustments previously noted and detailed in Exhibit 7.

Price to Assets Method

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings performance. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock or incorporate any adjustment for intangible assets, returning a pro forma price to assets ratio below its true level following conversion.

Exhibit 49 indicates that the average fully converted price to assets ratio of the comparable group was 19.59 percent and the median was 17.41 percent. The range in the price to assets ratios for the comparable group varied from a low of 8.90 percent to a high of 33.70 percent. The range narrows modestly with the elimination of the two extremes in the group to a low of 8.98 percent and a high of 32.99 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 13.12 percent at the midpoint, which ranges from a low of 11.62 percent at the minimum to 16.06 percent at the maximum, as adjusted.

Valuation Analysis and Summary

Exhibits 50 through 55 present the pro forma valuation analysis and conclusions, pricing ratios, use of offering proceeds and a summary of the valuation premiums or discounts relative to the three valuation approaches based on the Corporation and the comparable group as fully converted.

Exhibit 55 presents the discounts or premiums of the Corporation's fully converted pricing ratios relative to those of the fully converted comparable group. Based on the Corporation's fully converted price to tangible book value ratio and its tangible equity of $25,892,000 at March 31, 2007, the Bank's price to tangible book value ratio of 86.70 percent represents a discount relative to the fully converted comparable group of 8.38 percent. The Corporation's fully converted price to core earnings multiple of 43.47 and price to net earnings multiple of 29.50 times earnings represent premiums relative to the fully converted comparable group of 52.97 percent and 3.81 percent, respectively. Recognizing the Corporation's and City Savings Financial's March 31, 2007, combined asset base of $379,298,000 including merger adjustments, the Bank's fully converted price to assets ratio of 13.12 percent represent a midpoint discount relative to the fully converted comparable group of 33.05 percent.

Exhibits 56 through 62 present the pro forma valuation analysis and conclusions, pricing ratios, use of offering proceeds and a summary of the valuation premiums or discounts relative to the three valuation approaches based on the Corporation's minority offering and the reported pricing ratios of the comparable group in their current mutual holding company structure.

Exhibit 62 presents the discounts or premiums of the Corporation's minority offering pricing ratios relative to those actually reported by comparable group. At the midpoint, the Corporation's minority offering price to tangible book value ratio of 146.95 percent represents a discount of 19.41 percent relative to the comparable group and decreases to 8.05 percent at the maximum, as adjusted. The price to core earnings multiple of 61.78 for the Corporation at the midpoint value indicates a premium of 71.88 percent, increasing to a premium of 112.31 percent at the maximum, as adjusted. The Corporation's price to assets ratio of 13.98 percent at the midpoint represents a discount of 38.68 percent, decreasing to a discount of 23.86 percent at the maximum, as adjusted.

Valuation Conclusion

As presented in Exhibit 50, the fully converted pro forma valuation range of the Bank is from a minimum of $47,869,670 or 4,786,967 shares at $10.00 per share to a maximum of $61,369,670 or 6,136,967 shares at $10.00 per share, with a maximum, as adjusted, of $69,132,170 or 6,913,217 shares at $10.00 per share. Exhibit 63 presents in detail the total number of shares to be issued at each valuation range, the respective number of shares issued to each shareholder group, the overall share allocation and the corresponding share values.

It is our opinion that, as of May 11, 2007, the pro forma market value of the Corporation was $54,619,670 at the midpoint, representing 5,461,967 shares at $10.00 per share, including the shares offered to the public, the merger shares issued to the shareholders of City Savings Financial Corporation and the shares issued to LaPorte Savings Bank, MHC.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

THE LAPORTE SAVINGS BANK
LAPORTE, INDIANA

Consolidated Balance Sheets
At December 31, 2006 and March 31, 2007

	March 31, 2007	December 31, 2006
ASSETS		
Cash and due from financial institutions	$ 6,126,272	$ 7,864,029
Federal funds sold	1,395,000	13,183,000
Cash and cash equivalents	7,521,272	21,047,029
Securities available-for-sale	85,767,587	88,537,866
Federal Home Loan Bank (FHLB) stock, at cost (restricted)	2,660,700	2,660,700
Loans held for sale	495,900	–
Loans, net of allowance for loan losses of $1,024,198 at March 31, 2007, and $1,040,805 at December 31, 2006	137,318,063	136,076,604
Mortgage servicing rights	419,185	418,314
Other real estate owned	452,622	452,622
Premises and equipment, net	8,134,424	8,200,366
Cash surrender value of life insurance	6,107,230	6,048,319
Accrued interest receivable and other assets	2,845,370	3,030,489
Total assets	$ 251,722,353	$ 266,472,309
LIABILITIES AND EQUITY		
Deposits		
Noninterest-bearing	$ 24,113,079	$ 47,809,055
Interest-bearing	160,101,507	154,049,522
Total deposits	184,214,586	201,858,577
Federal Home Loan Bank advances	38,500,000	36,500,000
Accrued interest payable and other liabilities	2,129,723	1,727,175
Total liabilities	224,844,309	240,085,752
EQUITY		
Surplus	770,000	770,000
Retained earnings	26,579,193	25,846,171
Accumulated other comprehensive loss net of tax of $242,713 at March 31, 2007, and $118,286 at December 31, 2006	(471,149)	(229,614)
Total equity	26,878,044	26,386,557
Total liabilities and equity	$ 251,722,353	$ 266,472,309

Source: The LaPorte Savings Bank's audited and unaudited financial statements

EXHIBIT 1a

CITY SAVINGS FINANCIAL CORPORATION
MICHIGAN CITY, INDIANA

Consolidated Balance Sheets
At June 30, 2006 and March 31, 2007

	March 31, 2007	June 30, 2006
ASSETS		
Cash and due from banks	$ 1,830,386	$ 2,103,655
Interest-bearing deposits	1,356,844	154,511
Cash and cash equivalents	3,187,230	2,258,166
Interest-bearing time deposits	100,000	100,000
Investment securities		
Available-for-sale	16,320,230	17,129,640
Held-to-maturity (fair value of $145,000 and $158,000)	126,255	144,054
Total investment securities	16,446,485	17,273,694
Loans held-for-sale	390,224	325,000
Loans, net of allowance for loan losses of $2,576,000 and $2,337,000	100,616,384	109,811,842
Premises and equipment	3,799,496	3,933,577
Federal Home Loan Bank stock	1,526,100	1,724,600
Interest receivable	827,050	858,283
Cash value of life insurance	2,712,609	2,652,669
Other assets	1,322,630	2,341,277
Total assets	$ 130,928,208	$ 141,279,108
LIABILITIES		
Deposits		
Noninterest-bearing	$ 2,748,014	$ 3,393,693
Interest-bearing	92,229,437	90,348,638
Total deposits	94,977,451	93,742,331
Federal Home Loan Bank advances	15,066,922	27,806,374
Other borrowings	5,874,115	5,687,908
Other liabilities	2,204,180	1,783,437
Total liabilities	118,122,668	129,020,050
SHAREHOLDERS' EQUITY		
Common stock, no par value		
Authorized - 20,000,000 shares		
Issued and outstanding - 565,863 and 555,450 shares	5,453,635	5,392,017
Retained earnings	7,796,441	7,654,683
Unearned recognition and retention plan (RRP) shares	(110,064)	(146,727)
Unearned employee stock ownership plan (ESOP) shares	(210,859)	(266,616)
Accumulated other comprehensive loss	(123,613)	(374,299)
Total shareholder's equity	12,805,540	12,259,058
Total liabilities and shareholders' equity	$ 130,928,208	$ 141,279,108

Source: City Savings Financial Corporation's audited and unaudited financial statements

EXHIBIT 2

THE LAPORTE SAVINGS BANK
LAPORTE, INDIANA

Consolidated Balance Sheets
At December 31, 2002, 2003, 2004 and 2005

	December 31,			
	2005	2004	2003	2002
ASSETS				
Cash and due from other financial institutions	$ 6,437,632	$ 5,254,631	$ 7,803,260	$ 11,340,517
Interest-earning deposits in other financial institutions	2,226,169	3,217,541	1,522,051	1,183,532
Total cash and cash equivalents	8,663,801	8,472,172	9,325,311	12,524,049
Securities available-for-sale	85,996,212	80,619,345	61,650,788	60,342,495
Securities held-to-maturity	–	2,810,006	2,575,026	2,397,654
Federal Home Loan Bank (FHLB) stock	2,773,300	2,715,800	2,595,700	2,250,000
Loans held-for-sale	707,153	601,961	3,512,994	--
Loans receivable, net of allowance for loan losses of $1,064, 288, $965,159, $1,296,201 and $,173,172 in 2005, 2004, 2003, and 2003, respectively	140,577,292	149,410,355	163,968,651	162,878,002
Accrued interest receivable	1,310,669	1,042,440	846,229	948,482
Premises and equipment, net	8,293,382	8,245,034	8,025,041	8,244,490
Other real estate owned	576,038	120,963	48,000	125,107
Mortgage servicing rights	399,509	386,463	373,941	518,388
Interest rate floor	–	–	–	441,771
Cash surrender value of life insurance	5,822,175	5,611,089	5,397,490	5,162,209
Other assets	1,741,536	1,499,608	776,235	242,694
Total assets	$ 256,861,067	$ 261,535,236	$ 259,095,406	$ 256,075,341
LIABILITIES AND EQUITY				
Liabilities				
Deposits				
Demand deposits - noninterest-bearing	$ 24,603,574	$ 22,487,178	$ 19,454,610	$ 18,302,556
Demand deposits - interest-bearing	12,491,857	14,747,750	15,482,160	14,642,141
Savings deposits	51,370,638	56,546,299	55,737,932	56,611,197
Time certificates of deposit and IRA deposits	93,882,265	93,011,616	95,010,298	99,902,309
Total deposits	182,348,334	186,792,843	185,685,000	189,458,203
Federal Home Loan Bank (FHLB) advances	48,500,000	49,500,000	47,800,000	39,500,000
Other secured borrowings	–	–	396,607	1,853,060
Accrued interest payable	308,367	282,722	291,098	314,070
Accrued expenses and other liabilities	1,162,047	851,537	649,576	616,057
Total liabilities	232,318,748	237,427,102	234,822,281	231,741,390
Equity				
Surplus	770,000	770,000	770,000	770,000
Retained earnings	24,729,125	23,837,772	24,077,815	23,228,674
Accumulated other comprehensive income (loss) net of tax of $(491,354), $278,320), $308,233), and $175,350 in 2005, 2004, 2003 and 2002, respectively	(956,806)	(499,638)	(574,690)	335,277
Total equity	24,542,319	24,108,134	24,273,125	24,333,951
Total liabilities and equity	$ 256,861,067	$ 261,535,236	$ 259,095,406	$ 256,075,341

Source: The LaPorte Savings Bank's audited financial statements

EXHIBIT 3

THE LAPORTE SAVINGS BANK
LAPORTE, INDIANA

Consolidated Statements of Income
For the Three Months Ended March 31, 2006 and 2007, and
For the Year Ended December 31, 2006

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006
	(unaudited)		
Interest and dividend income			
Loans, including fees	$ 2,356,017	$ 2,258,501	$ 9,305,677
Taxable securities	887,920	802,239	3,428,032
Tax exempt securities	104,487	122,943	467,770
FHLB stock	33,787	33,204	130,845
Other interest income	29,365	30,882	252,872
Total interest and dividend income	3,411,576	3,247,769	13,585,196
Interest expense			
Deposits	1,298,606	978,757	4,627,181
Federal Home Loan Bank advance	512,781	567,525	2,311,413
Other interest expense	9,281	2,478	6,704
Total interest expense	1,820,668	1,548,760	6,945,298
Net interest income	1,590,908	1,699,009	6,639,898
Provision for loan losses	3,000	56,000	143,000
Net interest income after provision for loan losses	1,587,908	1,643,009	6,496,898
Noninterest income			
Service charges on deposits	168,084	160,178	740,369
ATM and debit card fees	46,523	43,051	185,081
Brokerage fees	50,336	26,813	163,526
Trust fees	49,293	26,859	127,264
Earnings on life insurance, net	58,911	55,305	226,144
Net gains on sales of loans	53,254	42,189	249,071
Loan servicing fees, net	30,569	25,704	105,497
Net gains (Losses) on securities	892,739	--	(24,086)
Other income	45,803	43,832	183,055
Total noninterest income	1,395,512	423,931	1,955,921
Noninterest expense			
Salaries and employee benefits	1,158,999	1,077,610	4,317,068
Occupancy and equipment	325,740	370,660	1,394,765
Data processing	92,243	66,345	299,235
Advertising	20,554	18,980	100,077
Bank examination fees	59,587	47,739	221,426
Other expenses	246,684	208,989	760,310
Total noninterest expense	1,903,807	1,790,323	7,092,881
Income (loss) before income taxes	1,079,613	276,617	1,359,938
Income tax expense (benefit)	346,591	35,593	242,892
Net income (loss)	$ 733,022	$ 241,024	$ 1,117,046

Source: The LaPorte Savings Bank's audited and unaudited financial statements

EXHIBIT 3a

CITY SAVINGS FINANCIAL CORPORATION
MICHIGAN CITY, INDIANA

Consolidated Statements of Operations
For the Nine Months Ended March 31, 2006 and 2007, and
For the Year Ended June 30, 2006

	Nine Months Ended March 31, 2007	Year Ended June 30, 2006
Interest income		
Loans receivable	$ 5,920,804	$ 8,385,987
Investment securities	544,943	727,383
Federal Home Loan Bank stock	55,316	82,837
Interest-bearing deposits	21,644	82,189
Total interest income	6,542,707	9,278,396
Interest expense		
Deposits	2,786,896	3,816,598
Federal Home Loan Bank advances	815,326	850,886
Other borrowings	348,527	402,934
Total interest expense	3,950,749	5,070,418
Net interest income	2,591,958	4,207,978
Provision for loan losses	75,000	812,285
Net interest income after provision for loan losses	2,516,958	3,395,693
Other income		
Service charges on deposit accounts	128,227	156,533
Net realized gains on sales of available-for-sale securities	(18,374)	10,176
Net gains on loan sales	106,940	258,311
Increase in value of life insurance	59,940	80,099
Other income	202,602	350,101
Total other income	479,335	855,220
Other expenses		
Compensation and benefits	1,532,873	2,372,394
Net occupancy expenses	186,752	267,454
Equipment expense	173,124	285,062
Professional fees	93,478	143,935
Advertising	67,703	185,007
Data processing	144,523	211,102
Other expenses	595,914	1,286,495
Total other expenses	2,794,367	4,751,449
Income (loss) before income taxes	201,926	(500,536)
Income tax expense (benefit)	(24,710)	(343,762)
Net income (loss)	$ 226,636	$ (156,774)

Source: City Savings Financial Corporation's audited financial statements

EXHIBIT 4

THE LAPORTE SAVINGS BANK
LAPORTE, INDIANA

Consolidated Statements of Income
For the Years Ended December 31, 2002, 2003, 2004 and 2005

	Year Ended December 31,			
	2005	2004	2003	2002
Interest and dividend income				
Loans receivable, including fees	$ 8,964,384	$ 8,720,973	$ 9,659,525	$ 10,776,869
Interest-earning deposits in other financial institutions	142,975	42,696	128,956	124,974
Securities - taxable	2,911,688	2,741,711	2,515,956	2,987,806
Securities - nontaxable	499,019	213,131	104,124	123,245
FHLB stock	118,371	120,221	96,535	132,305
Total interest and dividend income	12,636,437	11,838,732	12,505,096	14,145,199
Interest expense				
Deposits	3,656,499	3,784,326	4,871,652	5,648,514
FHLB advances	2,364,338	2,264,512	2,239,927	2,107,069
Total interest expense	6,020,837	6,048,838	7,111,579	7,755,583
Net interest income	6,615,600	5,789,894	5,393,517	6,389,616
Provision for loan losses	215,000	8,000	225,000	200,000
Net interest income after provision for loan losses	6,400,600	5,781,894	5,168,517	6,189,616
Noninterest income				
Service charges and fees on deposit accounts	732,592	446,267	277,647	303,637
Trust fees	140,370	116,267	43,900	55,241
Net gain on securities available-for-sale	3,666	71,453	311,006	234,653
Other than temporary impairment on investment securities	--	(1,486,225)	--	--
Net gain on sales of loans	252,314	343,255	747,434	558,187
Increase in fair market value of derivative instruments	--	--	--	311,771
Loan servicing fees, net	100,854	75,439	(164,244)	(44,854)
Broker fees	115,050	26,456	21,373	30,380
Earnings on life insurance (net)	211,086	213,599	255,660	113,917
Other income	334,087	303,316	299,099	388,250
	1,890,019	109,827	1,791,875	1,951,182
Noninterest expense				
Salaries and employee benefits	4,244,789	3,981,311	3,336,731	3,027,813
Occupancy and equipment	1,721,426	1,595,703	1,579,980	1,399,200
Advertising	105,316	145,552	--	--
Other expenses	1,254,633	1,059,369	1,119,598	1,287,966
	7,326,164	6,781,935	6,036,309	5,714,979
Income (loss) before income tax expense	964,455	(890,214)	924,083	2,425,819
Income tax expense (benefit)	73,102	(650,171)	74,942	564,930
Net income (loss)	$ 891,353	$ (240,043)	$ 849,141	$ 1,860,889

Source: The LaPorte Savings Bank's audited financial statements

EXHIBIT 5

THE LAPORTE SAVINGS BANK
Selected Financial Information
At March 31, 2007 and
at December 31, 2002 through 2006

	At March 31,	At December 31,				
	2007	2006	2005	2004	2003	2002
			(Dollars in thousands)			
Selected financial condition data:						
Total assets	$ 251,722	$ 266,472	$ 256,861	$ 261,535	$ 259,095	$ 256,075
Cash and cash equivalents	7,521	21,047	8,664	8,472	9,325	12,524
Investment securities	85,768	88,538	85,996	83,429	64,226	62,740
Federal Home Loan Bank stock	2,661	2,661	2,773	2,716	2,596	2,250
Loans held-for-sale	496	–	707	602	3,513	–
Loans, net	137,318	136,077	140,577	149,410	163,969	162,878
Deposits	184,215	201,859	182,348	186,793	185,685	189,458
FHLB and other borrowings	38,500	36,500	48,500	49,500	48,197	41,353
Equity	26,878	26,387	24,542	24,108	24,273	24,334

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 5a

CITY SAVINGS FINANCIAL CORPORATION
Selected Financial Information
At March 31, 2007 and
at June 30, 2002 through 2006

	At March 31,	At June 30,				
	2007	2006	2005	2004	2003	2002
		(Dollars in thousands)				
Selected financial condition data:						
Total assets	$ 130,928	$ 141,279	$ 158,395	$ 146,122	$ 139,840	$ 81,394
Cash and cash equivalents	3,187	2,258	6,305	2,541	4,952	3,215
Loans receivable, net	100,616	112,388	127,423	118,943	104,771	68,072
Loans held-for-sale	390	325	1,020	1,784	13,426	--
Investment securities	16,446	17,274	15,327	13,788	12,436	7,181
Deposits	94,977	93,742	125,384	104,474	103,579	63,211
Borrowings	20,941	33,494	17,849	27,657	22,170	7,986
Equity	12,806	11,878	12,273	11,683	11,008	10,197

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 6

THE LAPORTE SAVINGS BANK
Income and Expense Trends
For the Three Months Ended March 31, 2006 and 2007, and
For the Years Ended December 31, 2002, 2003, 2004, 2005 and 2006

	Three Months Ended March 31,		For the Year Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
				(Dollars in thousands)			
Interest and dividend income	$ 3,412	$ 3,248	$ 13,585	$ 12,412	$ 11,839	$ 12,505	$ 14,145
Interest expense	1,821	1,549	6,945	6,021	6,049	7,112	7,755
Net interest income	1,591	1,699	6,640	6,391	5,790	5,393	6,390
Provision for loan losses	3	56	143	215	8	225	200
Net interest income after provision for loan losses	1,588	1,643	6,497	6,176	5,782	5,168	6,190
Noninterest income	1,396	424	1,956	1,890	110	1,792	1,951
Noninterest expense	1,904	1,790	7,093	7,102	6,782	6,036	5,715
Income (loss) before income taxes	1,080	277	1,360	964	(890)	924	2,426
Income tax expense (benefit)	347	36	243	73	(650)	75	565
Net income (loss)	$ 733	$ 241	$ 1,117	$ 891	$ (240)	$ 849	$ 1,861

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 6a

CITY SAVINGS FINANCIAL CORPORATION
Income and Expense Trends
For the Nine Months Ended March 31, 2006 and 2007, and
For the Years Ended June 30, 2002, 2003, 2004, 2005 and 2006

	Nine Months Ended March 31,		For the Year Ended June 30,				
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)						
Interest and dividend income	$ 6,543	$ 7,024	$ 9,278	$ 8,448	$ 8,056	$ 7,096	$ 5,052
Interest expense	3,951	3,810	5,070	3,715	3,120	2,888	2,553
Net interest income	2,592	3,214	4,208	4,733	4,936	4,208	2,499
Provision for loan losses	75	787	812	1,340	460	592	258
Net interest income after provision for loan losses	2,517	2,427	3,396	3,393	4,476	3,616	2,241
Noninterest income	479	667	855	918	818	1,229	490
Noninterest expense	2,794	3,646	4,752	3,884	3,477	2,665	1,993
Income before income tax expense (credit)	202	(552)	(501)	427	1,817	2,180	738
Income tax expense (credit)	(25)	(330)	(344)	(48)	672	854	268
Net income (loss)	227	(222)	(157)	475	1,145	1,326	470

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 7

THE LAPORTE SAVINGS BANK
INDIVIDUALLY AND COMBINED WITH CITY SAVINGS FINANCIAL CORPORATION
Normalized Earnings
For the Twelve Months Ended March 31, 2006

	LaPorte Savings Twelve Months Ended March 31, 2007 ($000)	Combined Twelve Months Ended March 31, 2007 ($000)
Net income before taxes	2,163	2,416
Provision for loan losses adjustment	0	0
Gains on sale of investments adjustment	(800)	(800)
Normalized earnings before taxes	1,363	1,616
Taxes	349	310
Normalized earnings after taxes	1,014	1,306
Merger adjustments	N/A	(384)
Normalized earnings after taxes and merger adjustments	1,014	922

Source: LaPorte Savings and City Savings Financial Corporation audited and unaudited financial statements

EXHIBIT 8

THE LAPORTE SAVINGS BANK
Performance Indicators
At or For the Three Months Ended March 31, 2006 and 2007, and
At or For the Years Ended December 31, 2002, 2003, 2004, 2005 and 2006

	At or for the Three Months Ended March 31,		Years Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
Performance Ratios:							
Return on assets (ratio of net income to average total assets) (annualized)	1.16%	0.38%	0.43%	0.34%	(0.09)%	0.32%	0.75%
Return on equity (ratio of net income to average equity) (annualized)	11.00%	3.88%	4.44%	3.62%	(1.00)%	3.50%	8.10%
Interest rate spread (annualized)[1]	2.32%	2.57%	2.44%	2.35%	2.14%	1.86%	2.36%
Net interest margin (annualized)[2]	2.78%	2.93%	2.85%	2.68%	2.47%	2.20%	2.78%
Efficiency ratio[3]	63.74%	84.31%	82.52%	85.76%	114.95%	84.01%	68.52%
Noninterest expense to average total assets (annualized)	3.02%	2.81%	2.76%	2.72%	2.65%	2.26%	2.30%
Average interest-earning assets to average interest-bearing liabilities	114.67%	113.59%	113.56%	113.11%	112.86%	111.46%	112.39%
Loans to deposits	75.00%	76.64%	67.83%	77.55%	80.39%	88.89%	86.54%
Asset Quality Ratios:							
Nonperforming assets to total assets	0.61%	0.51%	0.48%	0.60%	0.56%	0.48%	0.22%
Nonperforming loans to total loans	0.79%	0.60%	0.61%	0.69%	0.89%	0.72%	0.27%
Allowance for loan losses to nonperforming loans	94.29%	118.28%	124.37%	109.35%	72.28%	109.00%	267.2
Allowance for loan losses to total loans	0.74%	0.71%	0.76%	0.75%	0.64%	0.79%	0.72
Capital Ratios:							
Average equity to average assets	10.58%	9.73%	9.78%	9.43%	9.36%	9.06%	9.22%
Equity to total assets at end of period	10.68%	9.69%	9.90%	9.55%	9.22%	9.37%	9.50%
Total capital to risk-weighted assets	18.60%	17.30%	17.70%	17.00%	16.30%	15.60%	15.30%
Tier 1 capital to risk-weighted assets	17.90%	16.40%	17.00%	16.20%	15.70%	14.80%	14.50%
Tier 1 capital to average assets	10.90%	10.10%	10.20%	9.80%	9.50%	9.10%	9.20%

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) Represents net interest income as a percent of average interest-earning assets for the period.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: LaPorte Bancorp Inc.'s Prospectus

EXHIBIT 8a

CITYE SAVINGS FINANCIAL
Performance Indicators
At or For the Nine Months Ended March 31, 2006 and 2007, and
At or For the Years Ended June 30, 2002, 2003, 2004, 2005 and 2006

	At or for the Nine Months Ended March 31,		Years Ended June 30,				
	2007	2006	2006	2005	2004	2003	2002
Performance Ratios:							
Return on assets (ratio of net income to average total assets)	0.22%	(0.19)%	(0.10)%	0.31%	0.77%	1.11%	0.63%
Return on equity (ratio of net income to average equity)	2.40%	(2.40)%	(1.27)%	3.83%	9.84%	12.43%	6.16%
Interest rate spread[1]	2.52%	2.79%	2.81%	3.14%	3.32%	3.33%	3.04%
Net interest margin[2]	2.74%	2.95%	2.97%	3.31%	3.50%	3.63%	3.48%
Efficiency ratio[3]	96.69%	118.24%	111.97%	90.98%	67.02%	60.37%	74.32%
Noninterest expense to average total assets	2.70%	3.10%	3.09%	2.55%	2.34%	2.24%	2.68%
Average interest-earning assets to average interest-bearing liabilities	105.21%	104.50%	104.56%	106.64%	107.53%	112.16%	112.46%
Loans to deposits	106.35%	104.48%	117.49%	100.58%	114.16%	113.05%	107.69%
Asset Quality Ratios:							
Nonperforming assets to total assets	2.18%	2.86%	2.91%	3.61%	3.32%	1.83%	2.19%
Nonperforming loans to total loans	2.56%	3.32%	3.29%	4.01%	3.65%	2.15%	2.48%
Allowance for loan losses to nonperforming loans	81.90%	74.04%	70.83%	46.21%	33.44%	43.58%	38.63%
Allowance for loan losses to total loans	1.97%	2.46%	2.34%	1.85%	1.22%	0.94%	0.85%
Capital Ratios:							
Average equity to average assets	9.15%	7.88%	8.04%	8.16%	7.84%	8.95%	10.26%
Equity to total assets at end of period	9.78%	8.35%	8.68%	7.93%	8.12%	7.92%	12.53%
Total capital to risk-weighted assets	12.70%	10.95%	11.40%	10.00%	10.30%	9.80%	11.78%
Tier 1 capital to risk-weighted assets	12.70%	10.95%	11.40%	10.00%	10.30%	9.80%	11.78%
Tier 1 capital to average assets	16.95%	14.62%	15.20%	13.40%	13.20%	13.30%	18.70%

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(2) Represents net interest income as a percent of average interest-earning assets for the period.

(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding net gains (losses) on the sale of loans and securities.

Source: LaPorte Bancorp Inc.'s Prospectus

EXHIBIT 9

THE LAPORTE SAVINGS BANK
Volume/Rate Analysis
For the Three Months Ended March 2007 and For the Years Ended December 31, 2005 and 2006

	Three Months Ended March 31, 2007 vs 2006			Years Ended December 31, 2006 vs. 2005			Years Ended December 31, 2005 vs. 2004		
	Increase (Decrease) Due to		Total Increase/ Decrease	Increase (Decrease) Due to		Total Increase/ Decrease	Increase (Decrease) Due to		Total Increase/ Decrease
	Volume	Rate		Volume	Rate		Volume	Rate	
	(In thousands)			(In thousands)			(In thousands)		
Interest-earning assets:									
Loans	$ (260)	$ 357	$ 97	$ (441)	$ 1,006	$ 565	$ (455)	$ 474	$ 19
Taxable securities	179	(93)	86	182	334	516	119	51	170
Tax exempt securities	(109)	91	(18)	(101)	70	(31)	298	(12)	286
FHLB stock	0	1	1	(1)	14	13	4	(6)	(2)
Fed funds sold and other interest-bearing deposits	(30)	28	(2)	22	88	110	13	87	100
Total interest-earning assets	(220)	384	164	(339)	1,512	1,173	(21)	594	573
Interest-bearing liabilities:									
Savings deposits	(30)	23	(7)	(33)	(1)	(34)	(13)	(2)	(15)
Money market/NOW accounts	29	61	90	7	165	172	0	2	2
CD's and IRA's	164	73	237	123	709	832	134	(249)	(115)
Total interest-bearing deposits	$ 163	$ 157	$ 320	$ 97	$ 873	$ 970	$ 121	$ (249)	$ (128)
Borrowings	(431)	383	(48)	(172)	126	(46)	107	(8)	99
Total interest-bearing liabilities	(268)	540	272	(75)	999	924	228	(257)	(29)
Change in net interest income	$ 48	$ (156)	$ (108)	$ (264)	$ 513	$ 249	$ (249)	$ 851	$ 602

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 10

THE LAPORTE SAVINGS BANK
Yield and Cost Trends
At March 31, 2007,
and for the Three Months Ended March 31, 2006 and 2007

	At March 31, 2007	For the Three Months Ended March 31,	
		2007	2006
	Yield/ Rate	Yield/ Rate	Yield/ Rate
Assets:			
Loans	7.06%	6.89%	6.42%
Taxable securities	4.69%	4.59%	4.37%
Tax exempt securities	4.31%	4.33%	4.00%
Tax exempt securities	5.00%	5.11%	4.83%
FHLB stock			
Fed funds sold and other interest-bearing deposits	5.25%	5.02%	4.20%
Total interest-earning assets	6.12%	5.97%	5.60%
Liabilities and equity:			
Savings deposits	0.50%	0.49%	0.49%
Money market/NOW accounts	1.82%	1.90%	0.43%
CD's and IRA's	4.78%	4.60%	3.81%
Total interest-bearing deposits	3.35%	3.23%	2.49%
Borrowings	5.42%	5.42%	4.87%
Total interest-bearing liabilities	3.75%	3.65%	3.03%
Net interest rate spread	2.37%	2.32%	2.57%
Net interest margin	–	2.78%	2.93%
Average of interest-earning assets to interest-bearing liabilities	114.98%	114.67%	113.59%

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 11

THE LAPORTE SAVINGS BANK
Net Portfolio Value (NPV)
At March 31, 2007

Change in Interest Rates	Net Portfolio Value[2]			NPV as % of Assets[3]	
(Basis Points)[1]	$ Amount	$ Change	% Change	NPV Ratio[4]	Change
	(Dollars in thousands)				
300	$ 40,453	$ (4,251)	(9.5)%	19.28%	138
200	41,777	(2,927)	(6.5)%	18.86%	96
100	43,085	(1,619)	(3.6)%	18.40%	50
--	44,704	--	--	17.90%	--
(100)	42,239	(2,465)	(5.5)%	17.66%	(24)
(200)	38,064	(6,640)	(14.9)%	17.53%	(37)

(1) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(2) Assumes an instantaneous uniform change in interest rates at all maturities.

(3) NPV is the discounted present value of expected cash flows from assets, liabilities, and off-balance-sheet contracts.

(4) NPV Ratio represents NPV divided by the present value of assets.

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 12

THE LAPORTE SAVINGS BANK
Loan Portfolio Composition
At March 31, 2007, and December 31, 2002 through 2006

	March 31, 2007		At December 31, 2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
						(Dollars in thousands)						
Real estate:												
One- to four-family	$ 62,897	45.52%	$ 63,973	46.72%	$ 69,596	49.21%	$ 77,562	51.65%	$ 94,027	56.97%	$ 88,705	54.10%
Five or more family	203	0.15%	204	0.15%	--	--	60	0.04%	129	0.08%	196	0.12%
Commercial	38,345	27.75%	35,578	25.98%	33,076	23.39%	26,363	17.56%	27,803	16.85%	30,261	18.46%
Construction	2,790	2.02%	2,578	1.88%	2,132	1.51%	6,991	4.66%	6,165	3.74%	8,473	5.17%
Land	51	0.04%	74	0.05%	299	0.21%	70	0.05%	119	0.07%	146	0.09%
Total real estate	104,286	75.48%	102,407	74.79%	105,103	74.32%	111,046	73.95%	128,243	77.70%	127,781	77.93%
Consumer and other loans:												
Home equity	7,382	5.34%	7,303	5.33%	7,844	5.55%	9,228	6.15%	7,133	4.32%	7,649	4.66%
Commercial	9,755	7.06%	9,569	6.99%	5,753	4.07%	5,489	3.66%	4,263	2.58%	2,934	1.79%
Other	16,746	12.12%	17,650	12.89%	22,713	16.06%	24,405	16.25%	25,412	15.40%	25,602	15.61%
Total consumer and other loans	33,883	24.52%	34,522	25.21%	36,310	25.68%	39,122	26.05%	36,808	22.30%	36,185	22.07%
Total loans	$ 138,169	100.00%	$ 136,929	100.00%	$ 141,413	100.00%	$ 150,168	100.00%	$ 165,051	100.00%	$ 163,966	100.00%
Net deferred loan (fees) costs	173		189		228		207		214		85	
Allowance for loan losses	(1,024)		(1,041)		(1,064)		(965)		(1,296)		(1,173)	
Total loans, net	$ 137,318		$ 136,077		$ 140,577		$ 149,410		$ 163,969		$ 162,878	

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 13

THE LAPORTE SAVINGS BANK
Loan Maturity Schedule
At December 31, 2006

Due During the Years Ending December 31,	One- to Four-Family	Five or More Family	Commercial Real Estate	Commercial Non-Real Estate	Construction and Land	Consumer and Other	Total Loans
				(In thousands)			
2007	$ 1,047	$ --	$ 9,315	$ 3,595	$ 2,577	$ 959	$ 17,493
2008	238	--	1,558	327	--	2,641	4,764
2009	237	204	1,184	1,823	4	4,236	7,688
2010 to 2011	937	--	9,339	1,696	17	10,372	22,361
2012 to 2016	11,000	--	5,375	1,596	33	6,368	24,372
2017 to 2021	15,741	--	7,616	532	9	95	23,993
2021 and beyond	34,773	--	1,190	--	11	283	36,257
Total	$ 63,973	$ 204	$ 35,577	$ 9,569	$ 2,651	$ 24,954	$ 136,928

	Due After December 31, 2007 Fixed	Adjustable	Total
		(In Thousands)	
Real estate loans:			
One- to four-family	$ 58,863	$ 4,063	$ 62,926
Five or more family	--	204	204
Commercial	8,051	18,211	26,262
Construction	--	--	0
Land	--	74	74
Total real estate loans	66,914	22,552	89,466
Consumer and other loans:			
Home equity	1,563	5,580	7,143
Commercial	2,918	3,056	5,974
Other	16,852	--	16,852
Total consumer & other loans	21,333	8,636	29,969
Total loans	$ 88,247	$ 31,188	$ 119,435

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 14

THE LAPORTE SAVINGS BANK
Loan Originations and Purchases
For the Three Months Ended March 31, 2006 and 2007, and
For the Years Ended December 31, 2005 and 2006

	Three Months Ended March 31,		Years Ended December 31,	
	2007	2006	2006	2005
	(In thousands)			
Total loans at beginning of period	$ 136,929	$ 141,413	$ 141,413	$ 150,168
Loans originated:				
Real estate:				
One- to four-family	5,648	4,124	20,442	17,530
Five or more family	--	--	210	--
Commercial	7,755	6,101	27,751	32,048
Construction	347	999	7,039	6,428
Land	--	36	36	60
Consumer and other loans:				
Home equity	1,046	473	1,560	1,297
Commercial	600	1,263	7,840	6,116
Other	1,190	1,680	7,562	13,162
Total loans originated	16,586	14,676	72,440	76,641
Total loans purchased	--	--	--	--
Loans sold:				
Real estate:				
One- to four-family	(2,755)	(1,792)	(14,086)	(11,078)
Five or more family	--	--	--	--
Commercial	--	--	--	--
Construction	--	--	--	--
Land	--	--	--	--
Consumer and other loans:				
Home equity	--	--	--	--
Commercial	--	--	--	--
Other	--	--	--	--
Total loans sold	(2,755)	(1,792)	(14,086)	(11,078)
Deduct:				
Principal repayments	(12,591)	(13,132)	(62,838)	(74,318)
Other repayments	--	--	--	--
Net loan activity	1,240	(248)	(4,484)	(8,755)
Total loans at end of period (excluding net deferred loan fees and costs)	$ 138,169	$ 141,165	$ 136,929	$ 141,413

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 15

THE LAPORTE SAVINGS BANK
Delinquent Loans
At March 31, 2007 and at December 31, 2006

	Loans Delinquent For							
	30-59 Days		60-89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
				(Dollars in thousands)				
At March 31, 2007								
Real estate:								
One- to four-family	8	$ 404	–	$ –	2	$ 159	10	$ 563
Five or more family	–	–	–	–	–	–	–	–
Commercial	3	258	–	–	4	422	7	680
Constuction	–	–	–	–	–	–	–	–
Land	–	–	–	–	–	–	–	–
Total real estate	11	662	–	–	6	581	17	1,243
Consumer and other loans:								
Home equity	2	25	–	–	–	–	2	25
Commercial	2	593	–	–	–	–	2	593
Other	5	36	–	–	–	–	5	36
Total consumer & other loans	9	654	–	–	–	–	9	654
Total	20	$ 1,316	–	–	6	$ 581	26	$ 1,897

	Loans Delinquent For							
	30-59 Days		60-89 Days		90 Days and Over		Total	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
				(Dollars in thousands)				
At December 31, 2006								
Real estate:								
One- to four-family	1	$ 43	–	$ –	4	$ 241	5	$ 284
Five or more family	–	–	–	–	–	–	–	–
Commercial	2	1,039	3	349	1	74	6	1,462
Constuction	–	–	–	–	–	–	–	–
Land	–	–	–	–	–	–	–	–
Total real estate	3	1,082	3	349	5	315	11	1,746
Consumer and other loans:								
Home equity	1	3	–	–	–	–	1	3
Commercial	4	648	–	–	–	–	4	648
Other	20	81	2	8	2	5	25	94
Total consumer & other loans	25	732	2	8	2	5	29	745
Total	28	$ 1,814	5	$ 357	7	$ 320	40	$ 2,491

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 16

THE LAPORTE SAVINGS BANK
Nonperforming Assets
At March 31, 2007 and at December 31, 2002 through 2006

	At March 31,	At December 31,				
	2007	2006	2005	2004	2003	2002
		(Dollars in thousands)				
Nonaccrual loans:						
Real estate:						
One- to four-family	$ 159	$ 241	$ 215	$ --	$ --	$ --
Five or more family	--	--	--	--	--	--
Commercial	422	74	157	670	278	96
Construction	--	--	--	--	213	99
Land	--	--	--	--	--	--
Total real estate	$ 581	$ 315	$ 372	$ 670	$ 491	$ 195
Consumer and other loans:						
Home equity	--	--	10	7	7	--
Commercial	--	--	--	--	149	--
Other	--	5	45	1	4	5
Total consumer and other loans	--	5	55	8	160	5
Total nonaccrual loans	$ 581	$ 320	$ 427	$ 678	$ 651	$ 200
Troubled debt restructured	$ 505	$ 517	$ 546	--	--	--
Total troubled debt restructured	$ 505	$ 517	$ 546	--	--	--
Loans greater than 90 days delinquent and still accruing:						
Real estate:						
One- to four-family	$ --	$ --	$ --	$ 657	$ 538	$ 239
Five or more family	--	--	--	--	--	--
Commercial	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Land	--	--	--	--	--	--
Total real estate	$ --	$ --	$ --	$ 657	$ 538	$ 239
Consumer and other loans:						
Home equity	--	--	--	--	--	--
Commercial	--	--	--	--	--	--
Other	--	--	--	--	--	--
Total consumer and other loans	$ --	$ --	$ --	$ --	$ --	$ --
Total nonperforming loans	$ 1,086	$ 837	$ 973	$ 1,335	$ 1,189	$ 439
Foreclosed assets:						
One- to four-family	$ --	$ --	$ 111	$ 71	$ 48	$ 125
Five or more family	--	--	--	50	--	--
Commercial	453	453	465	--	--	--
Construction	--	--	--	--	--	--
Land	--	--	--	--	--	--
Consumer	--	--	--	--	--	--
Business assets	--	--	--	--	--	--
Total foreclosed assets	$ 453	$ 453	$ 576	$ 121	$ 48	$ 125
Total nonperforming assets	$ 1,539	$ 1,290	$ 1,549	$ 1,456	$ 1,237	$ 564
Ratios:						
Nonperforming loans to total loans	0.79%	0.61%	0.69%	0.89%	0.72%	0.27%
Nonperforming assets to total assets	0.61%	0.48%	0.60%	0.56%	0.48%	0.22%

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 17

THE LAPORT SAVINGS BANK
Classified Assets
At March 31, 2007, and at December 31, 2005 and 2006

	At March 31,	At December 31,	
	2007	2006	2005
		(In thousands)	
Substandard	$ 5,643	$ 6,001	$ 5,915
Doubtful	163	3	--
Loss	--	--	--
Special mention	4,713	4,912	1,489
Total classified and special mention assets	$ 10,519	$ 10,916	$ 7,404

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 18

THE LAPORT SAVINGS BANK
Allowance for Loan Losses
At or for the Three Months Ended March 31, 2006 and 2007, and
For the Years Ended December 31, 2002 through 2006

	Three months ended March 31,		Year Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands)						
Balance at beginning of period	$ 1,041	$ 1,064	$ 1,064	$ 965	$ 1,296	$ 1,173	$ 1,268
Charge-offs:							
Real estate:							
One- to four-family	$ –	$ (10)	$ (11)	$ –	$ (31)	$ (31)	$ (7)
Five or more family	–	–	–	–	–	–	–
Commercial	(8)	–	–	(12)	(131)	(14)	–
Construction	–	–	–	–	(10)	–	–
Land	–	–	–	–	–	–	–
Total real estate	(8)	(10)	(11)	(12)	(172)	(45)	(7)
Consumer and other loans:							
Home equity	–	–	–	–	–	(20)	(12)
Commercial	–	(97)	(97)	(13)	(120)	–	(34)
Other	(30)	(43)	(134)	(184)	(132)	(142)	(281)
Total consumer and other loans	(30)	(140)	(231)	(197)	(252)	(162)	(327)
Total charge-offs	(38)	(150)	(242)	(209)	(424)	(207)	(334)
Recoveries:							
Real estate:							
One- to four-family	–	–	–	–	–	15	–
Five or more family	–	–	–	–	–	–	–
Commercial	2	–	–	–	–	–	–
Construction	–	–	–	–	6	–	–
Land	–	–	–	–	–	–	–
Total real estate	2	0	0	0	6	15	0
Consumer and other loans:							
Home equity	–	–	–	–	–	20	–
Commercial	–	–	–	1	12	–	12
Other	16	39	76	92	67	70	27
Total consumer and other loans	16	39	76	93	79	90	39
Total recoveries	18	39	76	93	85	105	39
Net (charge-offs) recoveries	(20)	(111)	(166)	(116)	(339)	(102)	(295)
Provision for loan losses	3	56	143	215	8	225	200
Balance at end of period	$ 1,024	$ 1,009	$ 1,041	$ 1,064	$ 965	$ 1,296	$ 1,173
Ratios:							
Net charge-offs to average loans outstanding (annualized)	0.06%	0.32%	0.12%	0.08%	0.22%	0.06%	0.18%
Allowance for loan losses to nonperforming loans at end of period	94.29%	118.28%	124.37%	109.35%	72.28%	109.00%	267.20%
Allowance for loan losses to total loans at end of period	0.74%	0.71%	0.76%	0.75%	0.64%	0.79%	0.72%

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 19

THE LAPORT SAVINGS BANK
Investment Portfolio Composition
At March 31, 2007, and
At December 31, 2004, 2005 and 2006

	At March 31, 2007		At December 31, 2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available-for-sale								
U.S. Treasury and federal agency	$ 41,311	$ 41,033	$ 41,896	$ 41,551	$ 33,751	$ 33,182	$ 17,919	$ 17,771
State agency and municipal	9,658	9,549	10,574	10,484	12,670	12,468	8,718	8,473
Mortgage-backed securities	13,484	13,280	11,751	11,528	13,710	13,379	11,775	11,810
Collateralized mortgage obligations	20,558	20,006	20,865	20,250	23,514	22,598	38,190	37,766
FNMA and FHLMC preferred stock	1,470	1,900	3,800	4,725	3,800	4,369	4,795	4,799
Total securities available-for-sale	$ 86,481	$ 85,768	$ 88,886	$ 88,538	$ 87,445	$ 85,996	$ 81,397	$ 80,619
Securities held-to-maturity:								
State and municipal	$ --	$ --	$ --	$ --	$ --	$ --	$ 2,810	$ 2,842
Total securities held-to-maturity	$ --	$ --	$ --	$ --	$ --	$ --	$ 2,810	$ 2,842

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 20

THE LAPORT SAVINGS BANK
Mix of Deposits
At March 31, 2007 and At December 31, 2004, 2005, and 2006

	At March 31, 2007		At December 31, 2006		2005		2004	
			(Dollars in thousands)					
	Balance	Percent	Balance	Percent	Balance	Percent	Balance	Percent
Noninterest-bearing demand	$ 24,113	13.09%	$ 47,810	23.68%	$ 24,604	13.49%	$ 22,487	12.04%
Money market/NOW accounts	21,263	11.54%	20,427	10.12%	18,086	9.92%	21,182	11.34%
Regular savings	38,972	21.16%	39,350	19.49%	45,776	25.10%	50,112	26.83%
Total transaction accounts	$ 84,348	45.79%	$ 107,587	53.30%	$ 88,466	48.51%	$ 93,781	50.21%
CD's and IRA's	99,867	54.21%	94,272	46.70%	93,882	51.49%	93,012	49.79%
Total deposits	$ 184,215	100.0%	$ 201,859	100.0%	$ 182,348	100.0%	$ 186,793	100.0%

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 21

THE LAPORT SAVINGS BANK
Certificates of Deposit By Rate
At March 31, 2007, and at December 31, 2005 and 2006

	At March 31,	At December 31,	
	2007	2006	2005
		(In thousands)	
Interest Rate			
Less than 2%	$ --	$ --	$ 943
2.00%-2.99%	1,248	2,514	15,358
3.00%-3.99%	10,608	14,819	35,157
4.00%-4.99%	23,122	21,804	30,100
5.00%-5.99%	64,715	54,688	11,422
6.00%-6.99%	154	427	877
7.00%-7.99%	3	3	3
8.00% and over	17	17	22
Total	$ 99,867	$ 94,272	$ 93,882

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 22

THE LAPORTE SAVINGS BANK
Deposit Activity
For the Three Months Ended March 31, 2006 and 2007, and
For the Years Ended December 31, 2005 and 2006

	Three Months Ended March 31,		Years Ended December 31,	
	2007	2006	2006	2005
	(In thousands)			
Beginning balance	$ 201,859	$ 182,348	$ 182,348	$ 186,793
Net deposits (withdrawals) before interest credited	(18,596)	1,170	16,085	(6,957)
Interest credited	952	679	3,426	2,512
Net increase (decrease) in deposits	(17,644)	1,849	19,511	(4,445)
Ending balance	$ 184,215	$ 184,197	$ 201,859	$ 182,348

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 23

THE LAPORTE SAVINGS BANK
Borrowed Funds Activity
At of For the Three Months Ended March 31, 2006 and 2007, and
At or For the Years Ended December 31, 2004, 2005 and 2006

	Three Months Ended March 31,		At or For the Years Ended December 31,		
	2007	2006	2006	2005	2004
			(In thousands)		
Balance at end of period	$ 38,500	$ 46,000	$ 36,500	$ 48,500	$ 49,500
Average balance during period	$ 38,509	$ 46,775	$ 45,733	$ 49,214	$ 46,982
Maximum outstanding at any month end	$ 38,500	$ 46,000	$ 50,000	$ 49,500	$ 53,050
Weighted average interest rate at end of period	5.42%	4.91%	5.42%	4.76%	4.73%
Weighted average interest rate during period	5.42%	4.87%	5.07%	4.80%	4.82%

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 24

OFFICES OF THE LAPORTE SAVINGS BANK
LaPorte, Indiana
As of March 31, 2007

Location	Owned or Leased	Year Acquired or Leased	Square Footage	Net Book Value of Real Property (000)
Main Office (including land)				
710 Indiana Avenue LaPorte, Indiana 46350	Owned	1916	57,000	$3,569
Full Service Branches (including land)				
6959 W. Johnson Road LaPorte, Indiana 46350	Owned	1987	3,500	368
301 Boyd Boulevard LaPorte, Indiana 46350	Owned	1997	4,000	1,242
1222 W. State Road #2 LaPorte, Indiana 46350	Owned	1999	2,200	436
Land Owned:				
1 Parkman Drive Westville, Indiana 46390	Owned	2006	N/A	300
1201 E. Lincolnway Valparaiso, Indiana 46383	Owned	2006	N/A	375

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 25

TRUSTEES AND MANAGEMENT OF THE LAPORTE SAVINGS BANK At March 31, 2007

Name	Position(s) Held with the Bank	Age	Director Since
Joan M. Ulrich	Chairman of the Board	83	1976
Paul G. Fenker	Vice Chairman of the Board	62	1979
Mark A. Krentz	Secretary of the Board	54	2001
Lee A. Brady	President and Chief Executive Officer	61	1989
Ralph F. Howes	Trustee	58	2003
Jerry L. Mayes	Trustee	66	1991
Thomas D. Sallwasser	Trustee	82	1976
Michele M. Thompson	Vice President and Chief Financial Officer	47	2003
Russell L. Klosinski	Executive Vice President	57	--

Source: LaPorte Bancorp, Inc.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
LaPorte and Michigan City, Indiana,
LaPorte County, Indiana and the United States
1990, 2000, 2006 and 2011

	1990	2000	1990-2000 % Change	2006	2000-2006 % Change	2011	2006-2011 % Change
Population							
LaPorte County	107,066	110,106	2.8%	111,078	0.9%	110,836	(0.2)%
LaPorte	21,507	21,621	0.5%	22,077	2.1%	22,505	1.9%
Michigan City	33,822	32,900	(2.7)%	33,196	0.9%	33,594	1.2%
Indiana	5,544,159	6,080,485	9.7%	6,374,209	4.8%	6,618,921	3.8%
United States	248,709,873	281,421,906	13.2%	303,582,361	7.9%	323,785,827	6.7%
Households							
LaPorte County	38,488	41,050	6.7%	42,217	2.8%	42,460	0.6%
LaPorte	8,675	8,916	2.8%	9,255	3.8%	9,671	4.5%
Michigan City	12,562	12,550	(0.1)%	12,939	3.1%	13,495	4.3%
Indiana	2,064,246	2,336,306	13.2%	2,479,386	6.1%	2,588,864	4.4%
United States	91,993,582	105,480,101	14.7%	114,049,635	8.1%	121,863,482	6.9%
Per Capita Income							
LaPorte County	$ 12,973	$ 18,913	45.8%	$ 23,466	24.1%	--	--
LaPorte	12,301	17,900	45.5%	24,443	36.6%	--	--
Michigan City	10,868	16,995	56.4%	24,265	42.8%	--	--
Indiana	13,149	20,397	55.1%	25,441	24.7%	--	--
United States	14,420	21,587	49.7%	26,228	21.5%	--	--
Median Household Income							
LaPorte County	$ 28,469	$ 41,430	45.5%	$ 49,947	20.6%	$ 57,038	14.2%
LaPorte	25,021	35,376	41.4%	52,694	49.0%	60,705	15.2%
Michigan City	23,127	33,732	45.9%	46,827	38.8%	54,344	16.1%
Indiana	28,797	41,587	44.4%	50,854	22.3%	60,020	18.0%
United States	30,056	41,994	39.7%	48,534	15.6%	60,704	25.1%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
LaPorte County, Indiana and the United States
1990 & 2000

Occupied Housing Units		1990	2000
LaPorte County		38,488	41,050
Indiana		2,065,355	2,532,319
United States		91,947,410	105,480,101
Occupancy Rate			
LaPorte County			
	Owner-Occupied	73.1%	75.2%
	Renter-Occupied	26.9%	24.8%
Indiana			
	Owner-Occupied	70.2%	71.4%
	Renter-Occupied	29.8%	28.6%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
LaPorte County		$ 52,600	$ 93,500
Indiana		53,500	94,300
United States		79,098	119,600
Median Rent			
LaPorte County		$ 368	$ 495
Indiana		374	521
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
LaPorte County, Indiana and the United States
1990 and 2000

Industry Group	1990		
	LaPorte County	Indiana	United States
Agriculture/Mining	2.7%	2.9%	1.3%
Construction	5.5%	5.6%	4.8%
Manufacturing	30.2%	25.1%	19.2%
Transportation/Utilities	7.2%	6.6%	5.9%
Wholesale/Retail	20.3%	21.4%	27.5%
Finance, Insurance & Real Estate	4.3%	5.7%	7.3%
Services	29.8%	32.7%	34.0%

	2000		
	LaPorte County	Indiana	United States
Agriculture/Mining	1.5%	1.4%	1.9%
Construction	7.4%	6.6%	6.8%
Manufacturing	25.7%	22.9%	14.1%
Wholesale/Retail	14.7%	15.2%	15.3%
Transportation/Utilities	5.5%	5.2%	5.2%
Information	2.0%	2.1%	3.1%
Finance, Insurance & Real Estate	4.0%	2.1%	6.9%
Services	39.1%	46.6%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
LaPorte County, Indiana and the United States
For Years 2003 through 2006 and through March of 2007

Location	2003	2004	2005	2006	Through March 2007
LaPorte County	6.8%	6.2%	5.9%	5.7%	5.9%
Indiana	5.3%	5.2%	5.3%	5.0%	5.0%
United States	6.0%	5.5%	5.1%	4.6%	4.5%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
LaPorte County
June 30, 2006

	LaPorte County Deposits ($000)	LaPorte Savings Bank Deposits ($000)	LaPorte Savings Bank Share (%)
Banks	$ 1,067,492	---	---
Thrifts	272,613	$ 190,490	69.9%
Total	$ 1,340,105	$ 190,490	14.2%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2003 - First Quarter 2007

	1st Qtr. 2003	2nd Qtr. 2003	3rd Qtr. 2003	4th Qtr. 2003
Prime Rate	4.00%	4.00%	4.00%	4.00%
90-Day Treasury Bills	1.02%	1.00%	1.98%	0.94%
1-Year Treasury Bills	1.13%	1.12%	1.10%	1.11%
30-Year Treasury Notes	4.62%	4.70%	4.78%	4.85%

	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004
Prime Rate	4.00%	4.25%	4.50%	5.00%
90-Day Treasury Bills	0.93%	1.33%	2.25%	2.72%
1-Year Treasury Bills	1.44%	1.82%	2.13%	2.89%
30-Year Treasury Notes	5.48%	6.13%	6.13%	6.25%

	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005
Prime Rate	5.75%	6.00%	6.25%	6.75%
90-Day Treasury Bills	3.12%	3.46%	4.28%	4.71%
1-Year Treasury Bills	3.37%	3.99%	4.60%	4.93%
30-Year Treasury Notes	6.25%	5.38%	5.28%	5.19%

	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006
Prime Rate	7.50%	8.25%	8.25%	8.25%
90-Day Treasury Bills	4.87%	5.09%	5.12%	5.05%
1-Year Treasury Bills	5.23%	5.05%	4.88%	4.90%
30-Year Treasury Notes	5.26%	4.98%	4.66%	4.94%

	1st Qtr. 2007
Prime Rate	8.25%
90-Day Treasury Bills	4.89%
1-Year Treasury Bills	4.97%
20-Year Treasury Notes	5.00%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 32

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTCBB	24.400	25.750	20.410	-3.37	-0.41	1.82	274.13	0.36	13.94	87.58	8.90	13.94
SIYF	Security Federal Bancorp Inc.	AL	Pink	16.700	18.500	15.550	-1.76	-4.57	0.85	308.54	0.00	18.94	76.31	5.22	18.94
SRNN	Southern Banc Co.	AL	OTCBB	14.150	17.160	14.100	-4.07	-8.12	0.41	173.17	0.32	38.38	110.04	8.86	40.86
SCBS	Southern Community Bancshares	AL	Pink	9.500	10.500	7.000	0.00	-5.00	-0.39	146.20	0.40	NM	96.96	7.19	NA
SZBI	SouthFirst Bancshares Inc.	AL	OTCBB	12.000	15.000	11.500	-4.00	-7.69	0.10	NA	0.16	NM	NA	NA	112.08
SUPR	Superior Bancorp	AL	NASDAQ	10.130	11.930	10.050	-3.89	-9.55	NM	NA	0.00	11.62	129.04	9.88	NA
FFBH	First Federal Bancshares of AR	AR	NASDAQ	24.330	25.430	21.600	3.49	-2.05	1.98	206.86	0.66	14.81	186.02	13.89	14.72
BOFI	B of I Holding, Inc.	CA	NASDAQ	7.230	8.230	6.090	3.29	-8.83	0.95	NA	0.51	21.05	NA	NA	21.22
BYFC	Broadway Financial Corp.	CA	NASDAQ	11.100	11.250	10.250	1.83	5.51	1.73	219.48	0.98	15.97	202.63	11.53	15.97
DSL	Downey Financial Corp.	CA	NYSE	70.280	75.290	59.080	13.63	1.78	0.35	102.33	0.00	20.66	88.06	7.11	22.73
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	26.000	29.710	24.150	1.84	-6.27	NA	NA	0.00	NA	NA	NA	NA
FED	FirstFed Financial Corp.	CA	NYSE	64.580	69.700	49.570	16.09	4.50	0.34	63.66	0.30	35.38	136.39	18.89	35.38
HWFG	Harrington West Finl Grp Inc	CA	NASDAQ	16.910	18.490	15.733	3.17	-4.73	0.15	106.63	0.20	42.43	113.36	9.15	167.83
IMB	IndyMac Bancorp, Inc.	CA	NYSE	32.580	48.860	26.270	10.33	-11.11	0.39	67.61	0.19	41.95	122.47	24.20	42.41
MLGF	Malaga Financial Corporation	CA	OTCBB	11.150	12.500	10.000	-0.89	7.73	NA	184.82	0.00	22.64	138.15	11.18	22.64
PFB	PFF Bancorp Inc.	CA	NYSE	28.300	39.490	27.390	-1.70	-14.32	2.73	381.99	0.02	8.49	101.05	5.78	8.46
PROV	Provident Financial Holdings	CA	NASDAQ	24.590	32.800	24.040	-9.46	-12.65	0.52	108.68	0.14	27.98	104.00	12.72	NA
RMGC	RMG Capital Corporation	CA	OTCBB	24.000	24.000	21.250	0.00	2.13	1.29	246.91	0.56	25.54	110.31	13.35	NA
SNLS	San Luis Trust Bank FSB	CA	OTCBB	10.750	15.000	9.300	-1.83	-7.96	-0.12	209.66	0.00	NM	96.81	2.09	NA
HCBC	High Country Bancorp Inc.	CO	Pink	17.850	22.500	16.750	-11.85	-17.93	0.15	65.90	0.05	38.73	113.04	8.81	38.73
UWBK	United Western Bancorp, Inc.	CO	NASDAQ	25.500	25.940	18.750	4.29	24.09	0.98	186.06	0.20	12.20	101.89	6.02	12.20
NEBS	New England Bancshares	CT	NASDAQ	12.860	13.700	10.980	-1.53	-2.35	0.33	38.35	0.74	36.67	130.67	31.54	36.67
NAL	NewAlliance Bancshares Inc.	CT	NYSE	15.410	16.960	13.550	-2.03	-3.08	0.94	304.15	0.34	18.78	84.54	5.56	12.19
PBCTD	People's United Financial Inc.	CT	NASDAQ	20.370	202.120	14.700	-1.77	-5.63	-0.13	114.90	0.00	NM	90.56	12.27	NM
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	10.500	12.800	8.200	0.50	2.64	1.04	344.82	0.72	27.10	112.27	8.09	34.10
WSFS	WSFS Financial Corp.	DE	NASDAQ	65.330	70.850	57.220	3.50	-4.39	0.06	52.79	0.36	NM	109.79	13.16	115.83
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	9.760	15.800	9.390	-3.65	-28.50	0.49	112.70	0.48	31.12	125.76	13.25	34.89
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	22.070	31.820	19.920	7.03	-17.65	NA	62.41	0.00	NA	105.61	24.77	NA
BFF	BFC Financial Corp.	FL	NYSE	4.370	7.590	3.590	3.31	-26.80	0.02	NA	0.13	NM	NA	NA	NA
FDT	Federal Trust Corp.	FL	AMEX	8.890	12.010	8.750	-11.54	-11.45	1.18	219.84	0.36	18.34	101.61	10.18	18.34
FCFL	First Community Bank Corp.	FL	NASDAQ	18.500	22.000	17.629	-1.86	-15.72	0.72	92.24	0.30	17.96	119.05	13.82	NA
EBDC	ebank Financial Services Inc.	GA	OTCBB	0.940	1.500	0.750	25.33	-1.05	NA	242.09	0.30	50.00	151.49	14.04	NA
NTBK	NetBank Inc.	GA	NASDAQ	1.970	6.900	1.480	20.86	-46.47	1.01	NA	0.72	15.75	NA	NA	15.75

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	19.310	22.510	18.800	-9.34	-10.39	NA	NA	NA	NA	NA	NA	NA
HZFS	Horizon Financial Svcs Corp.	IA	OTCBB	10.400	14.000	9.600	-7.56	-18.11	0.70	NA	1.35	40.71	NA	NA	40.71
CASH	Meta Financial Group Inc.	IA	NASDAQ	38.200	38.750	20.480	15.76	24.04	NA	107.85	0.26	12.20	126.39	10.52	12.20
FFFD	North Central Bancshares Inc.	IA	NASDAQ	40.750	41.330	38.200	0.00	2.13	-2.14	241.02	0.00	NM	89.92	2.77	NM
AFBA	Allied First Bancorp Inc.	IL	OTCBB	16.100	18.400	15.800	-1.53	-1.23	NA	154.27	0.39	NA	115.10	9.40	NA
BFIN	BankFinancial Corp	IL	NASDAQ	16.360	18.500	15.150	2.70	-7.10	1.21	195.25	0.60	15.83	114.76	9.73	16.65
BPLS	BankPlus FSB	IL	Pink	20.600	20.700	12.264	-0.24	50.36	0.81	91.49	0.56	16.81	170.04	14.70	17.44
ESDF	East Side Financial Inc.	IL	Pink	39.000	39.500	37.000	0.00	-1.27	7.13	547.07	0.42	9.86	135.99	12.85	9.93
FBTC	First BancTrust Corp.	IL	NASDAQ	11.760	12.500	11.010	-0.79	0.34	0.40	NA	0.52	31.75	NA	NA	36.27
FCLF	First Clover Leaf Fin Corp.	IL	NASDAQ	10.810	12.460	9.814	-2.70	-6.73	NA	483.08	0.20	NA	91.60	8.07	NA
GTPS	Great American Bancorp	IL	OTCBB	33.250	34.500	30.150	0.76	-0.36	0.37	170.18	0.20	43.95	96.96	9.55	43.88
MAFB	MAF Bancorp Inc.	IL	NASDAQ	54.050	54.550	39.500	36.28	19.24	NA	NA	0.00	NA	NA	NA	NA
MCPH	Midland Capital Holdings Corp.	IL	OTCBB	41.900	43.500	41.350	-1.53	-3.57	1.27	285.16	0.82	20.80	138.37	9.12	NA
PFED	Park Bancorp Inc.	IL	NASDAQ	35.000	36.000	31.100	2.94	2.97	0.77	148.62	0.40	14.93	109.48	7.53	15.61
RYFL	Royal Financial Inc.	IL	OTCBB	16.150	17.750	14.500	-1.22	-9.01	NA	NA	NA	NA	NA	NA	NA
WFBS	Washington Fed Bank for Svgs	IL	Pink	19.000	NA	NA	0.00	0.00	0.27	75.33	0.18	32.93	151.97	11.74	NA
WTWN	West Town Bancorp Inc.	IL	Pink	15.000	16.550	13.000	0.00	0.00	1.44	NA	0.52	11.44	NA	NA	11.52
AMFC	AMB Financial Corp.	IN	OTCBB	15.350	15.950	14.150	-1.29	0.89	2.39	239.15	0.75	10.93	123.74	10.79	11.90
ASBI	Ameriana Bancorp	IN	NASDAQ	10.510	14.500	10.010	-6.99	-16.05	1.25	243.51	0.56	13.54	118.36	7.51	16.28
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	5.810	7.000	1.490	2.11	-4.75	1.06	261.59	0.50	18.87	108.52	7.64	18.87
CITZ	CFS Bancorp Inc.	IN	NASDAQ	14.940	15.160	14.150	0.61	0.67	0.49	NA	0.60	37.76	NA	NA	37.76
CSFC	City Savings Financial Corp.	IN	OTCBB	34.000	35.000	21.000	0.29	58.14	-0.19	155.76	0.12	NM	91.73	10.11	NA
DSFN	DSA Financial Corp.	IN	OTCBB	12.700	14.000	11.500	1.20	-2.31	0.51	134.15	0.24	24.50	102.26	8.76	23.43
FFWC	FFW Corp.	IN	OTCBB	25.800	26.000	22.600	0.19	1.18	1.09	100.63	0.00	9.27	108.34	10.04	NA
FDLB	Fidelity Federal Bancorp	IN	Pink	20.000	20.000	15.500	0.00	0.00	1.25	158.58	0.66	14.74	115.97	11.43	14.74
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	17.370	20.820	16.020	-1.86	-2.91	0.23	45.22	0.24	47.00	105.10	23.91	41.77
FCAP	First Capital Inc.	IN	NASDAQ	18.130	20.650	15.936	2.43	-0.60	0.88	NA	0.00	22.56	NA	NA	23.54
HWEN	Home Financial Bancorp	IN	OTCBB	4.800	6.750	4.470	-9.26	-2.04	2.17	210.10	0.98	13.50	126.26	13.68	13.80
LOGN	Logansport Financial Corp.	IN	Pink	16.750	19.000	15.250	0.00	-2.05	1.12	171.38	0.60	22.32	159.54	14.20	22.32
LSBI	LSB Financial Corp.	IN	NASDAQ	25.665	27.629	24.250	0.69	-3.22	0.79	190.76	0.41	20.76	93.56	10.12	24.79
MFBC	MFB Corp.	IN	NASDAQ	34.000	36.190	29.250	3.03	-1.22	0.09	90.73	0.20	NM	78.74	10.06	92.05
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	19.400	22.920	18.500	-1.42	-4.20	2.30	225.22	0.98	15.15	216.16	15.21	15.25
NIDB	Northeast Indiana Bancorp	IN	OTCBB	15.800	17.750	15.050	-1.25	0.00	0.78	NA	0.36	21.17	NA	NA	NA

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NWIN	NorthWest Indiana Bancorp	IN	OTCBB	30.200	32.750	30.200	-2.74	-3.51	1.41	209.02	0.65	13.39	99.68	8.97	NA
PFDC	Peoples Bancorp	IN	NASDAQ	18.870	21.000	15.600	-1.72	-2.93	0.41	214.98	0.00	48.51	139.09	9.25	109.26
RIVR	River Valley Bancorp	IN	NASDAQ	17.400	20.240	17.000	1.75	-1.86	1.65	158.02	0.35	13.91	204.44	14.00	14.26
TDCB	Third Century Bancorp	IN	OTCBB	11.500	12.050	10.550	-3.36	-0.95	0.83	73.83	0.48	16.96	105.53	17.90	17.51
FFSL	First Independence Corp.	KS	OTCBB	18.750	20.500	17.500	-8.54	1.08	0.44	69.34	0.64	26.93	102.60	17.09	58.87
CKFB	CKF Bancorp Inc.	KY	OTCBB	15.750	16.800	15.200	-1.56	-1.56	1.14	178.39	0.67	23.42	130.13	13.74	23.42
CFBC	Community First Bancorp Inc.	KY	OTCBB	8.960	8.900	6.960	0.00	-7.20	1.49	177.02	0.59	13.72	106.83	11.39	12.92
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	15.870	17.100	15.160	-0.38	-0.25	5.56	970.89	0.08	8.54	56.78	3.61	NA
FPBF	FPB Financial Corp.	LA	Pink	42.420	42.420	34.500	9.47	18.76	7.88	514.28	0.00	8.34	146.61	12.56	8.34
GLBP	Globe Bancorp Inc.	LA	OTCBB	21.050	21.050	16.000	0.00	20.29	1.01	247.47	0.55	12.83	99.30	5.13	11.55
GSLA	GS Financial Corp.	LA	NASDAQ	20.000	22.010	16.500	2.30	-0.99	1.11	139.29	0.45	15.39	161.19	12.04	15.81
HSTD	Homestead Bancorp Inc.	LA	Pink	17.300	17.800	10.400	0.58	1.65	0.76	178.79	0.12	41.55	256.47	17.43	49.47
TSH	Teche Holding Company	LA	AMEX	41.500	54.400	38.610	-4.62	-12.17	3.87	491.99	0.62	11.25	135.66	8.62	NA
BFBC	Benjamin Franklin Bancorp Inc	MA	NASDAQ	14.550	16.940	13.500	3.56	-4.84	0.64	205.50	0.00	25.56	105.78	7.86	15.85
BHLB	Berkshire Hills Bancorp Inc.	MA	NASDAQ	32.950	39.670	31.700	0.46	-2.57	0.81	118.36	0.35	25.99	94.90	17.78	25.99
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	12.100	14.950	11.760	-1.71	-8.26	2.23	211.13	0.44	15.05	127.92	15.75	15.05
CEBK	Central Bancorp Inc.	MA	NASDAQ	27.910	33.900	27.240	-4.06	-12.62	-0.13	82.85	0.00	NM	116.34	17.44	NM
CBNK	Chicopee Bancorp Inc.	MA	NASDAQ	15.460	15.890	14.110	3.41	-1.15	0.97	122.34	0.64	16.01	100.65	12.57	NA
HBNK	Hampden Bancorp Inc.	MA	NASDAQ	11.770	13.000	11.210	3.70	-5.61	-1.38	94.80	0.00	NM	187.99	5.30	NM
HIFS	Hingham Instit. for Savings	MA	NASDAQ	33.570	39.950	32.250	-1.12	-9.05	1.60	133.16	0.40	12.58	93.07	15.02	NA
LEGC	Legacy Bancorp	MA	NASDAQ	14.860	16.410	14.750	-2.24	-8.27	2.56	308.84	0.54	13.28	124.91	11.01	NA
LSBX	LSB Corp.	MA	NASDAQ	16.400	18.060	16.000	-0.61	-1.97	NA	NA	NA	NA	91.99	18.32	NA
MASB	MASSBANK Corp.	MA	NASDAQ	32.800	33.950	32.200	-0.03	-1.35	0.94	197.33	0.66	18.10	130.90	8.43	18.70
MFLR	Mayflower Bancorp Inc.	MA	NASDAQ	10.500	14.970	10.350	-4.98	-14.50	1.47	203.08	0.50	11.83	135.50	8.32	11.69
WFD	Westfield Financial Inc.	MA	AMEX	10.290	11.130	7.101	-2.92	-5.25	1.31	249.79	0.42	13.92	114.10	7.07	NA
ABKH	American Bank Holdings Inc.	MD	OTCBB	NM	NM	NM	-2.83	9.99	1.09	233.35	0.50	16.68	84.45	7.65	NA
PCGO	Prince George's FSB	MD	Pink	25.250	NA	NA	0.00	0.00	2.03	330.14	1.00	16.62	135.36	10.17	16.62
SVBI	Severn Bancorp Inc.	MD	NASDAQ	18.220	22.550	16.373	-3.90	-16.49	2.37	259.35	0.99	15.37	156.43	13.28	15.42
WSB	Washington Savings Bank FSB	MD	AMEX	8.550	9.800	7.950	1.18	-4.14	0.68	174.43	0.45	23.46	94.88	9.15	23.46
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	21.460	31.640	20.610	-3.33	-24.14	0.12	54.92	0.12	40.00	87.27	8.75	NA
FFNM	First Fed of N Michigan Bncp	MI	NASDAQ	9.125	10.080	9.000	-0.27	0.16	0.68	108.42	0.80	22.73	120.29	13.84	22.73
FBC	Flagstar Bancorp Inc.	MI	NYSE	12.700	16.610	11.220	12.39	-12.77	NA	NA	0.24	NA	NA	NA	NA
STBI	Sturgis Bancorp	MI	Pink	13.150	13.450	11.550	1.15	0.15	1.02	212.95	0.48	15.56	108.03	7.45	14.85

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HMNF	HMN Financial Inc.	MN	NASDAQ	34.430	36.100	32.750	3.21	3.36	-0.52	169.40	0.28	NM	73.92	6.14	NM
REDW	Redwood Financial Inc.	MN	Pink	18.000	23.100	14.500	0.00	-10.00	0.54	68.50	0.31	25.63	140.76	18.15	25.63
WEFP	Wells Financial Corp.	MN	OTCBB	29.500	37.000	28.100	-1.67	4.42	-1.83	103.60	0.00	NM	129.87	10.13	NM
CCFC	CCSB Financial Corp.	MO	OTCBB	14.100	15.500	13.500	0.93	0.36	-0.52	237.55	0.08	NM	96.25	7.60	NA
FBSI	First Bancshares Inc.	MO	NASDAQ	15.750	18.000	15.100	-5.80	-8.43	4.56	403.57	1.94	7.49	116.65	8.07	7.36
LXMO	Lexington B&L Financial Corp.	MO	Pink	26.000	26.250	24.000	0.00	2.97	0.24	NA	0.27	50.62	NA	NA	46.47
LBCP	Liberty Bancorp Inc.	MO	NASDAQ	10.850	11.520	8.713	-0.46	-1.09	0.89	NA	0.32	17.43	111.48	13.87	21.67
NASB	NASB Financial Inc.	MO	NASDAQ	35.430	44.062	31.770	4.85	-5.82	1.65	231.52	0.52	18.18	223.26	12.96	18.05
PULB	Pulaski Financial Corp.	MO	NASDAQ	15.420	17.750	14.240	0.46	-7.33	0.24	80.31	0.13	61.92	105.39	18.50	47.79
CSBC	Citizens South Banking Corp.	NC	NASDAQ	12.750	13.860	11.940	-0.16	-3.41	NA	NA	0.50	NA	NA	NA	NA
CDLX	Coddle Creek Financial Corp.	NC	Pink	28.500	35.000	26.250	-1.04	3.45	0.38	NA	0.13	28.55	NA	NA	28.55
KSBI	KS Bancorp Inc.	NC	OTCBB	30.000	31.000	23.000	6.19	14.29	0.94	184.50	0.60	17.82	82.57	9.08	NA
MTUC	Mutual Community Savings Bank	NC	OTCBB	9.500	12.000	8.200	0.00	-4.52	0.14	121.63	0.56	NM	127.43	13.49	NA
SSFC	South Street Financial Corp.	NC	OTCBB	8.250	9.710	7.000	10.00	-9.44	NA	226.58	0.69	13.03	116.29	11.33	13.03
TONE	TierOne Corp.	NE	NASDAQ	24.960	34.970	24.060	-2.58	-17.21	2.44	317.24	1.02	22.62	163.59	17.04	20.77
GUAA	Guaranty Bancorp Inc.	NH	Pink	34.000	34.000	34.000	0.00	0.00	0.90	116.53	0.31	12.39	139.38	9.57	12.39
MNKB	Monadnock Bancorp, Inc.	NH	OTCBB	6.750	12.000	6.000	-1.46	0.75	1.89	190.91	1.10	19.52	130.99	17.18	20.59
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	15.210	16.990	14.500	-1.87	-5.23	0.54	114.12	0.40	19.81	113.39	9.20	19.81
ABNJ	American Bancorp of New Jersey	NJ	NASDAQ	11.260	12.390	10.600	-2.68	-3.84	0.21	284.95	0.52	NM	218.66	13.41	NM
FMCO	FMS Financial Corp.	NJ	NASDAQ	31.160	36.500	15.500	-1.88	-2.90	2.77	380.19	0.60	12.73	109.78	8.94	13.68
HCBK	Hudson City Bancorp Inc.	NJ	NASDAQ	13.330	14.250	12.640	-1.41	-2.84	2.19	335.68	0.94	19.13	114.17	12.48	19.42
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	17.170	24.000	16.950	-0.69	-23.76	0.08	74.22	0.00	NM	89.05	9.09	94.19
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	21.600	26.500	18.780	-2.26	-7.30	-2.33	244.64	0.00	NM	55.17	3.88	NM
PFS	Provident Financial Services	NJ	NYSE	16.770	18.940	16.260	-0.77	-8.06	1.01	216.97	0.59	19.40	96.45	8.94	19.40
RBLG	Roebling Financial Corp.	NJ	OTCBB	11.890	14.000	10.600	-6.75	-3.33	2.30	192.37	0.90	15.47	188.66	18.42	NA
SYNF	Synergy Finl Group Inc.	NJ	NASDAQ	14.120	16.690	13.880	-8.55	-13.11	-2.82	69.60	0.04	NM	45.60	2.83	NM
AF	Astoria Financial Corp.	NY	NYSE	26.990	31.750	25.750	3.65	-8.66	0.20	53.15	0.12	67.68	120.07	24.20	NA
CNY	Carver Bancorp Inc.	NY	AMEX	16.900	18.120	15.250	1.75	2.49	1.13	161.19	0.52	13.95	131.23	9.44	14.09
CMSB	CMS Bancorp Inc.	NY	NASDAQ	10.320	12.000	10.000	-1.43	NA	0.79	94.40	1.00	22.44	140.94	18.70	20.46
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	13.450	15.360	12.210	5.82	2.28	0.47	70.32	0.24	32.79	122.11	21.91	31.56
ESBK	Elmira Savings Bank	NY	NASDAQ	26.000	31.810	23.770	0.00	-11.50	NA	62.24	0.00	NA	108.98	21.66	NA
FNFG	First Niagara Finl Group	NY	NASDAQ	13.740	15.430	13.370	2.31	-6.15	3.28	374.31	1.34	12.54	132.78	10.89	12.54
FFIC	Flushing Financial Corp.	NY	NASDAQ	16.780	18.790	15.300	5.53	-1.70	0.87	168.38	0.64	18.16	88.07	9.38	19.44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
GLK	Great Lakes Bancorp, Inc.	NY	NYSE	14.450	19.870	11.680	20.02	4.18	2.25	218.69	1.41	13.54	166.76	13.81	13.55
NYB	New York Community Bancorp	NY	NYSE	17.730	18.150	15.690	1.60	5.79	-1.42	114.62	0.00	NM	91.01	9.43	NM
PRTR	Partners Trust Financial	NY	NASDAQ	11.030	12.070	10.080	-2.30	-7.39	0.25	166.28	0.80	NM	168.83	10.33	NA
PBNY	Provident New York Bancorp	NY	NASDAQ	13.850	16.000	12.440	0.14	-1.35	NA	NA	NA	NA	NA	NA	NA
ROME	Rome Bancorp Inc.	NY	NASDAQ	12.430	13.000	11.950	1.06	-2.13	0.24	NA	0.35	40.78	NA	NA	40.78
TRST	TrustCo Bank Corp NY	NY	NASDAQ	9.420	11.480	9.150	0.64	-10.20	1.20	128.61	0.92	18.00	183.21	16.80	NA
ASBN	ASB Financial Corp.	OH	OTCBB	20.000	22.000	19.550	0.00	-4.76	0.00	203.80	0.72	NM	134.00	17.18	NA
CFBK	Central Federal Corp.	OH	NASDAQ	6.950	8.500	6.620	3.73	-6.71	2.34	322.01	0.80	12.90	131.06	9.25	13.15
CIBN	Community Investors Bancorp	OH	Pink	14.500	15.500	13.000	0.00	-6.45	0.51	85.51	0.28	22.06	97.70	12.90	21.26
FFDF	FFD Financial Corp.	OH	NASDAQ	16.250	20.650	15.000	2.52	-10.07	0.88	156.60	0.76	21.44	95.79	12.05	NA
FDEF	First Defiance Financial	OH	NASDAQ	28.750	30.700	25.180	4.05	-1.13	-1.11	209.43	0.60	NM	82.87	7.15	NA
FFHS	First Franklin Corp.	OH	NASDAQ	16.300	18.900	14.350	-2.92	-6.86	0.41	38.83	0.48	49.68	447.69	52.43	43.77
FNFI	First Niles Financial Inc.	OH	OTCBB	11.850	15.588	11.420	0.00	-4.51	0.81	NA	0.74	16.05	NA	NA	16.05
FPFC	First Place Financial Corp.	OH	NASDAQ	20.170	25.490	19.540	-2.56	-12.30	1.40	144.79	1.00	17.93	111.11	17.34	18.05
HCFL	Home City Financial Corp.	OH	OTCBB	15.950	16.600	14.450	0.89	4.59	2.28	188.87	0.70	12.58	171.83	14.99	12.68
HLFN	Home Loan Financial Corp.	OH	Pink	15.000	16.250	14.750	1.01	-3.54	1.11	108.46	0.75	22.75	193.63	23.64	24.62
IDVB	Indian Village Bancorp Inc.	OH	OTCBB	19.000	21.250	17.600	-2.56	4.68	1.99	270.48	0.66	12.68	122.28	9.09	NA
OCFL	OC Financial Inc	OH	OTCBB	10.810	11.800	10.400	-1.28	-1.28	0.85	90.96	0.40	19.96	103.39	18.43	20.28
OHSF	Ohio Savings Financial Corp.	OH	Pink	NM	NM	NM	0.00	0.00	0.48	68.11	0.20	29.47	142.20	20.95	30.03
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	14.970	20.000	14.230	-0.53	-15.18	1.00	106.64	0.34	16.23	193.96	14.46	16.46
PSFC	Peoples-Sidney Financial Corp.	OH	Pink	13.000	15.000	12.250	-3.70	-4.90	0.66	NA	0.30	18.23	NA	NA	18.23
PFOH	Perpetual Federal Savings Bank	OH	OTCBB	25.100	28.000	23.100	-1.38	-6.17	0.55	137.99	0.25	38.07	144.51	14.15	38.17
PVFC	PVF Capital Corp.	OH	NASDAQ	12.030	12.840	9.700	1.88	10.27	0.70	302.94	0.00	26.47	60.30	5.94	26.47
UCFC	United Community Finl Corp.	OH	NASDAQ	10.340	13.300	10.250	-3.63	-11.85	1.28	209.68	0.79	13.81	115.54	8.30	NA
WAYN	Wayne Savings Bancshares	OH	NASDAQ	13.600	15.480	13.500	-3.89	-2.86	1.03	70.07	0.40	14.11	166.47	20.34	14.21
OSBK	Osage Bancshares Inc.	OK	NASDAQ	9.380	13.819	8.900	NA	-3.89	1.45	NA	0.08	16.55	NA	NA	NA
ESBF	ESB Financial Corp.	PA	NASDAQ	11.200	12.490	10.300	3.99	3.61	0.22	77.30	0.10	54.05	123.98	15.38	54.05
ESSA	ESSA Bancorp Inc.	PA	NASDAQ	11.650	12.210	11.400	-3.40	NA	0.32	35.74	0.31	41.43	138.42	34.78	41.43
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	18.280	20.020	17.130	-1.72	-3.79	0.08	50.40	0.00	NM	127.91	32.04	NM
FKFS	First Keystone Financial	PA	NASDAQ	19.890	21.080	16.470	0.71	-1.53	0.97	59.82	0.23	11.08	169.03	17.97	11.08
FSSB	First Star Bancorp Inc.	PA	Pink	35.000	35.500	29.300	-1.41	0.00	-0.18	78.79	0.12	NM	97.86	13.08	NM
HARL	Harleysville Savings Financial	PA	NASDAQ	16.650	19.930	14.810	-1.42	-2.06	3.79	NA	0.75	9.96	NA	NA	NA
KNBT	KNBT Bancorp Inc.	PA	NASDAQ	15.340	17.520	14.180	7.27	-4.01	0.77	100.46	0.60	21.69	100.77	16.62	22.19

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PVSA	Parkvale Financial Corp.	PA	NASDAQ	29.790	34.600	27.520	4.27	-0.70	1.59	282.91	0.24	15.19	146.70	8.48	15.19
SEFL	SE Financial Corp.	PA	OTCBB	12.350	13.450	12.200	0.24	-3.67	1.52	89.41	0.22	11.99	NA	NA	11.99
SOV	Sovereign Bancorp Inc.	PA	NYSE	24.130	26.700	19.900	0.88	-5.04	1.39	130.03	0.20	16.91	85.31	17.69	16.91
THRD	TF Financial Corp.	PA	NASDAQ	30.000	33.490	26.540	-0.79	1.69	NA	NA	0.54	NA	NA	NA	NA
WFBC	Willow Financial Bncp Inc.	PA	NASDAQ	11.850	17.038	11.070	-1.90	-10.63	0.44	93.74	0.40	18.75	96.04	8.80	18.75
WVFC	WVS Financial Corp.	PA	NASDAQ	16.400	17.950	16.190	-0.18	-2.96	0.02	125.09	0.35	NM	74.16	11.31	NM
NFSB	Newport Bancorp Inc.	RI	NASDAQ	13.480	14.480	12.250	-2.67	-2.88	NA	91.49	0.85	NA	78.00	10.38	NA
FCPB	First Capital Bancshares Inc.	SC	Pink	10.100	11.000	8.350	0.00	9.66	0.74	198.42	0.40	16.44	69.98	6.05	20.63
FFCH	First Financial Holdings Inc.	SC	NASDAQ	34.240	41.500	30.290	2.21	-5.52	0.05	171.80	0.24	NM	135.03	14.00	37.44
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	15.370	16.940	14.380	1.72	0.46	NA	NA	0.00	NA	NA	NA	NA
SFDL	Security Federal Corp.	SC	OTCBB	24.000	25.500	22.100	-3.03	-2.04	1.38	139.92	0.47	9.53	112.68	9.40	NA
HFFC	HF Financial Corp.	SD	NASDAQ	17.674	18.950	15.450	-2.84	-2.84	0.24	70.74	0.00	44.04	126.00	14.31	39.35
JFBI	Jefferson Bancshares Inc.	TN	NASDAQ	12.150	13.570	12.000	-0.65	-5.30	0.37	84.92	0.24	39.22	161.35	16.63	39.22
SCYT	Security Bancorp Inc.	TN	OTCBB	37.750	37.750	30.800	0.00	2.72	3.23	325.99	1.18	13.22	141.01	12.81	13.32
SFBK	SFB Bancorp Inc.	TN	Pink	23.000	30.000	11.050	0.00	-3.16	2.09	225.95	0.77	14.49	122.70	12.51	15.81
SFKT	State of Franklin Bcshs Inc.	TN	Pink	24.600	NA	NA	0.00	0.00	0.31	80.76	2.16	37.10	97.87	14.24	37.10
UNTN	United Tennessee Bankshares	TN	OTCBB	23.000	23.600	21.000	9.52	9.26	2.51	190.57	0.28	10.31	123.68	13.10	10.34
BAFI	BancAffiliated Inc.	TX	Pink	26.500	NA	NA	0.00	0.00	2.31	169.30	0.70	15.91	166.46	20.97	15.91
ETFS	East Texas Financial Services	TX	OTCBB	16.260	18.000	14.500	0.06	-3.50	0.61	43.32	0.64	15.44	294.00	21.74	15.37
FBTX	Franklin Bank Corp.	TX	NASDAQ	16.100	21.880	14.990	-3.01	-17.56	0.78	88.53	0.37	13.43	112.88	11.68	13.43
CFFC	Community Financial Corp.	VA	NASDAQ	11.350	12.970	10.585	-6.97	-10.42	0.93	146.07	0.44	24.73	143.48	15.75	25.45
GAFC	Greater Atlantic Financial	VA	Pink	5.020	5.970	2.250	97.64	61.41	1.12	289.90	0.06	22.77	168.54	8.80	NA
VSBR	Virginia SB FSB	VA	Pink	16.250	16.250	16.250	0.00	0.00	NA	NA	0.28	NA	NA	NA	NA
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	22.120	24.910	20.200	0.05	-0.81	NA	NA	0.00	NA	NA	NA	NA
RPFG	Rainier Pacific Finl Group Inc	WA	NASDAQ	20.940	23.500	17.270	2.80	-5.25	1.57	113.11	0.82	15.80	166.22	21.79	15.80
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	14.250	17.750	12.005	-8.06	-16.18	3.15	360.30	2.10	12.21	157.47	11.87	13.46
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	35.490	39.060	29.010	4.08	-3.40	0.48	57.97	0.04	19.43	103.89	14.76	19.33
WFSL	Washington Federal Inc.	WA	NASDAQ	24.650	24.790	21.550	8.59	5.39	0.68	127.07	0.48	20.00	125.64	10.70	20.00
WM	Washington Mutual Inc.	WA	NYSE	42.990	47.010	38.730	10.23	-0.83	2.18	292.10	1.04	13.79	113.33	10.10	13.79
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	28.740	31.030	26.620	4.51	-0.90	NA	256.73	0.00	NA	94.38	5.84	NA
BKMU	Bank Mutual Corp.	WI	NASDAQ	12.030	12.760	10.930	9.76	1.43	0.18	31.77	0.31	57.17	111.97	32.39	54.61
CZWI	Citizens Community Bncp	WI	NASDAQ	9.180	11.122	9.110	-2.34	-3.77	0.67	NA	0.46	18.52	NA	NA	NA
SVBC	Sistersville Bancorp Inc.	WV	Pink	15.500	18.500	15.250	-3.12	-13.89	4.67	469.13	0.32	14.52	206.09	13.92	NA

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Earnings ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CRZY	Crazy Woman Creek Bancorp	WY	Pink	19.000	20.750	15.750	-3.46	-2.06	1.52	168.05	0.64	10.79	123.77	9.76	10.79
ALL THRIFTS															
	AVERAGE			19.537	23.015	17.243	1.02	-2.79	1.03	181.40	0.44	22.01	125.82	12.86	26.84
	MEDIAN			16.380	18.445	15.025	0.00	-2.91	0.85	168.05	0.40	18.00	116.13	11.61	18.94
	HIGH			70.280	202.120	59.080	97.64	61.41	7.88	970.89	2.16	67.68	447.69	52.43	167.83
	LOW			0.940	1.500	0.750	-11.85	-46.47	-2.82	31.77	0.00	7.49	45.60	2.09	7.36
AVERAGE FOR STATE															
	IN			18.450	20.268	16.124	-0.88	0.62	1.03	169.56	0.43	21.38	123.35	11.98	31.10
AVERAGE BY REGION															
	MIDWEST			18.721	23.626	16.422	0.96	-3.51	0.86	188.90	0.49	21.38	114.76	11.57	25.43
	NEW ENGLAND			17.171	20.057	15.405	0.43	-5.21	0.80	135.49	0.42	33.55	132.81	18.92	37.62
	MID ATLANTIC			18.148	20.341	16.064	-0.92	-2.65	0.97	173.15	0.41	21.63	141.97	14.05	29.39
	SOUTHEAST			20.289	23.035	17.771	1.35	-2.68	0.64	150.99	0.34	22.69	118.51	10.41	32.08
	SOUTHWEST			24.972	28.850	22.658	9.92	2.18	1.44	246.06	0.35	23.64	115.05	11.01	27.96
	WEST			23.799	25.731	21.044	0.24	-0.86	2.22	223.61	0.56	14.94	140.28	12.74	15.23
AVERAGE BY EXCHANGE															
	NYSE			27.217	32.337	23.434	6.00	-7.35	0.84	171.50	0.36	26.15	110.93	13.25	21.97
	AMEX			17.226	21.092	15.532	-3.23	-6.10	1.63	259.45	0.47	16.18	115.50	8.89	18.63
	NASDAQ			18.984	23.444	17.000	0.66	-4.90	0.90	173.63	0.43	22.68	126.40	13.46	30.01
	OTC			17.950	19.793	16.129	-0.45	0.57	1.01	181.76	0.50	20.15	122.84	11.89	25.80
	Pink Sheets			20.569	21.760	17.029	2.78	2.45	1.44	197.04	0.43	21.84	137.33	12.73	22.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF MAY 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	178,923	17,705	17,693	0.60	0.64	6.23	6.66	07/01/99	OTCBB	639,809	16.03
SIYF	Security Federal Bancorp Inc.	AL	69,920	11,534	11,534	0.78	0.76	4.73	4.62	04/03/95	Pink	695,981	11.83
SRNN	Southern Banc Co.	AL	100,971	15,402	15,402	0.01	0.01	0.08	0.08	10/05/95	OTCBB	807,186	11.38
SCBS	Southern Community Bancshares	AL	58,726	7,818	7,818	0.56	0.56	4.75	4.75	12/23/96	Pink	641,870	6.10
SZBI	SouthFirst Bancshares Inc.	AL	143,384	10,443	9,899	0.37	0.35	4.89	4.68	02/14/95	OTCBB	718,073	8.86
SUPR	Superior Bancorp	AL	2,451,810	278,531	149,788	0.33	0.37	3.51	3.91	12/10/98	NASDAQ	34,658,368	373.70
FFBH	First Federal Bancshares of AR	AR	852,475	75,573	75,573	0.85	0.81	9.40	8.96	05/03/96	NASDAQ	4,838,962	115.67
BOFI	B of I Holding, Inc.	CA	803,368	71,428	71,428	0.44	0.40	4.56	4.19	03/14/05	NASDAQ	8,268,825	58.04
BYFC	Broadway Financial Corp.	CA	300,995	20,025	20,025	0.58	0.58	8.96	8.91	01/09/96	NASDAQ	1,637,415	18.09
DSL	Downey Financial Corp.	CA	15,237,869	1,439,463	1,436,313	1.21	1.20	15.10	14.99	01/01/71	NYSE	27,853,783	1869.55
FPTB	First PacTrust Bancorp Inc.	CA	808,343	81,741	81,741	0.59	0.59	5.91	5.91	08/23/02	NASDAQ	4,405,754	120.85
FED	FirstFed Financial Corp.	CA	8,533,396	730,876	730,032	1.33	1.33	19.66	19.66	12/16/83	NYSE	16,593,000	1014.66
HWFG	Harrington West Finl Grp Inc	CA	1,126,400	69,202	62,833	0.70	0.71	12.09	12.23	11/05/02	NASDAQ	5,546,653	92.63
NDE	IndyMac Bancorp, Inc.	CA	29,694,339	2,054,788	1,942,610	1.00	1.02	16.57	16.87	11/10/86	NYSE	73,578,966	2278.74
MLGF	Malaga Financial Corporation	CA	672,976	46,222	46,222	0.82	0.82	11.67	11.67	NA	OTCBB	5,775,176	64.97
PFB	PFF Bancorp Inc.	CA	4,553,527	397,113	395,846	1.23	1.22	14.41	14.29	03/29/96	NYSE	24,108,834	683.49
PROV	Provident Financial Holdings	CA	1,770,034	131,588	131,588	0.78	NA	9.66	NA	06/28/96	NASDAQ	6,543,993	162.36
RMGC	RMG Capital Corporation	CA	671,616	42,140	41,902	0.74	0.47	9.22	5.88	NA	OTCBB	2,693,174	64.50
SNLS	San Luis Trust Bank FSB	CA	260,731	27,726	27,726	1.59	1.59	15.85	15.85	NA	OTCBB	4,358,427	43.37
HCBC	High Country Bancorp Inc.	CO	201,429	18,246	18,246	0.47	NA	5.20	NA	12/10/97	Pink	863,205	16.40
UWBK	United Western Bancorp, Inc.	CO	2,156,548	107,753	107,753	0.54	0.28	10.49	5.46	10/18/96	NASDAQ	7,256,573	170.96
NEBS	New England Bancshares	CT	276,511	56,951	55,241	0.41	0.40	1.91	1.86	12/29/05	NASDAQ	5,346,583	69.83
NAL	NewAlliance Bancshares Inc.	CT	7,978,159	1,431,489	839,505	0.65	NA	3.50	NA	04/02/04	NYSE	113,452,440	1809.57
PBCTD	People's United Financial Inc.	CT	11,602,400	1,358,800	1,254,000	1.15	1.29	9.21	10.39	04/16/07	NASDAQ	298,830,000	5976.60
IFSB	Independence Federal Svgs Bank	DC	160,838	12,552	12,552	-1.74	-1.74	-21.28	-21.28	06/06/85	NASDAQ	1,552,448	16.30
WSFS	WSFS Financial Corp.	DE	2,947,538	199,142	197,702	1.04	NA	15.18	NA	11/26/86	NASDAQ	6,283,000	427.75
BBX	BankAtlantic Bancorp Inc.	FL	6,380,176	514,977	438,040	0.23	0.06	2.74	0.67	11/29/83	NYSE	59,832,492	541.32
BKUNA	BankUnited Financial Corp.	FL	13,943,375	804,924	776,571	0.74	0.75	13.24	13.29	12/11/85	NASDAQ	36,502,199	790.86
BFF	BFC Financial Corp.	FL	7,605,766	177,585	100,261	-0.03	-0.10	-1.24	-4.13	NA	NYSE	35,846,534	143.39
FDT	Federal Trust Corp.	FL	722,964	54,620	54,620	0.46	0.46	6.70	6.65	12/12/97	AMEX	9,351,542	90.13
FCFL	First Community Bank Corp.	FL	401,000	NA	NA	0.96	0.92	NA	NA	05/16/03	NASDAQ	NA	76.47
EBDC	ebank Financial Services Inc.	GA	138,655	10,519	10,519	0.10	0.10	1.21	1.21	07/06/98	OTCBB	7,202,427	6.49
NTBK	NetBank Inc.	GA	3,687,453	229,007	185,283	-4.66	-2.62	-59.48	-33.41	07/29/97	NASDAQ	52,982,000	105.80

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFSX	First Federal Bankshares Inc.	IA	647,706	70,092	51,584	0.52	0.44	4.51	3.77	04/14/99	NASDAQ	3,395,371	66.04
HZFS	Horizon Financial Svcs Corp.	IA	132,034	10,966	10,966	-0.34	-0.31	-3.79	-3.47	06/30/94	OTCBB	779,431	8.73
CASH	Meta Financial Group Inc.	IA	729,426	44,722	41,319	0.07	-0.10	1.11	-1.63	09/20/93	NASDAQ	2,559,830	95.61
FFFD	North Central Bancshares Inc.	IA	515,515	42,192	37,245	0.96	0.96	11.24	11.24	03/21/96	NASDAQ	1,380,653	55.47
AFBA	Allied First Bancorp Inc.	IL	160,224	10,741	NA	0.28	0.28	4.31	4.31	12/31/01	OTCBB	511,318	8.38
BFIN	BankFinancial Corp	IL	1,613,122	326,015	293,788	0.61	0.58	3.02	2.87	06/24/05	NASDAQ	24,304,950	376.25
BPLS	BankPlus FSB	IL	288,747	24,296	24,296	0.50	0.50	6.36	6.36	07/10/91	Pink	1,562,352	32.26
ESDF	East Side Financial Inc.	IL	135,877	12,958	12,958	0.32	0.34	3.54	3.72	11/01/91	Pink	284,516	11.10
FBTC	First BancTrust Corp.	IL	311,058	26,656	25,351	0.40	0.41	4.26	4.46	04/19/01	NASDAQ	2,318,700	27.06
FCLF	First Clover Leaf Fin Corp.	IL	410,292	93,329	81,852	0.77	0.86	3.32	3.74	07/11/06	NASDAQ	9,074,031	99.91
GTPS	Great American Bancorp	IL	142,085	17,493	17,008	1.06	1.06	8.79	8.79	06/30/95	OTCBB	672,983	22.55
MAFB	MAF Bancorp Inc.	IL	11,120,499	1,072,145	664,832	0.75	0.82	8.04	8.84	01/12/90	NASDAQ	32,895,846	1355.27
MCPH	Midland Capital Holdings Corp.	IL	125,075	13,673	13,673	0.64	0.63	6.08	5.99	06/30/93	OTCBB	372,600	15.41
PFED	Park Bancorp Inc.	IL	227,189	29,120	29,120	0.00	0.00	0.00	0.00	08/12/96	NASDAQ	1,114,759	41.73
RYFL	Royal Financial Inc.	IL	129,797	32,514	32,514	0.16	-0.13	0.57	-0.47	01/21/05	OTCBB	2,575,100	41.33
WFBS	Washington Fed Bank for Svgs	IL	73,430	6,685	6,685	1.06	1.06	11.72	11.72	03/01/95	Pink	NA	2.61
WTWN	West Town Bancorp Inc.	IL	53,829	3,394	3,394	0.18	0.18	3.01	3.01	03/01/95	Pink	215,107	3.23
AMFC	AMB Financial Corp.	IN	180,208	14,516	14,516	0.23	0.22	2.85	2.67	04/01/96	OTCBB	1,040,654	15.87
ASBI	Ameriana Bancorp	IN	437,246	33,124	32,281	-0.22	-0.02	-2.85	-0.30	03/02/87	NASDAQ	3,051,948	30.94
BRBI	Blue River Bancshares Inc.	IN	231,104	18,013	14,630	0.25	0.25	3.10	3.10	06/23/98	NASDAQ	3,507,150	17.99
CITZ	CFS Bancorp Inc.	IN	1,237,410	130,413	129,130	0.42	0.37	4.01	3.58	07/24/98	NASDAQ	10,979,948	164.15
CSFC	City Savings Financial Corp.	IN	137,023	12,703	12,703	0.25	NA	2.97	NA	12/28/01	OTCBB	566,000	19.33
DSFN	DSA Financial Corp.	IN	110,785	17,017	17,017	0.61	0.54	3.80	3.34	07/30/04	OTCBB	NA	21.06
FFWC	FFW Corp.	IN	290,827	25,356	NA	1.03	0.95	11.77	10.82	04/05/93	OTCBB	1,216,089	31.01
FDLB	Fidelity Federal Bancorp	IN	218,709	15,406	15,406	0.38	0.38	5.60	5.60	08/31/87	Pink	836,089	16.72
FBEI	First Bancorp of Indiana Inc.	IN	364,042	34,032	NA	0.24	0.24	2.48	2.48	04/07/99	NASDAQ	NA	34.06
FCAP	First Capital Inc.	IN	450,515	44,415	38,657	0.79	0.79	8.12	8.12	01/04/99	NASDAQ	2,841,000	51.14
HWEN	Home Financial Bancorp	IN	75,024	7,483	7,483	0.36	0.31	3.75	3.26	07/02/96	OTCBB	1,352,450	6.49
LOGN	Logansport Financial Corp.	IN	160,648	17,662	17,662	0.51	NA	4.75	NA	06/14/95	Pink	870,701	14.58
LSBI	LSB Financial Corp.	IN	368,400	34,840	34,840	0.91	0.91	9.88	9.88	02/03/95	NASDAQ	1,603,209	41.49
MFBC	MFB Corp.	IN	501,568	40,855	37,380	0.73	0.68	9.36	8.72	03/25/94	NASDAQ	1,319,271	45.58
MFSF	MutualFirst Financial Inc.	IN	945,351	87,638	NA	0.44	0.44	4.83	4.83	12/30/99	NASDAQ	4,357,130	81.70
NIDB	Northeast Indiana Bancorp	IN	226,354	24,120	NA	0.50	0.47	4.89	4.57	06/28/95	OTCBB	1,344,294	21.51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NWIN	NorthWest Indiana Bancorp	IN	613,217	50,775	50,775	1.00	1.00	12.72	12.71	NA	OTCBB	2,804,000	84.68
PFDC	Peoples Bancorp	IN	500,137	62,758	60,267	0.62	0.63	4.81	4.93	07/07/87	NASDAQ	3,185,670	60.22
RIVR	River Valley Bancorp	IN	338,841	24,335	24,304	0.62	NA	8.71	NA	12/20/96	NASDAQ	1,616,000	28.94
TDCB	Third Century Bancorp	IN	133,503	19,426	19,426	0.35	0.35	2.25	2.25	06/30/04	OTCBB	1,653,125	19.59
FFSL	First Independence Corp.	KS	184,302	16,585	16,585	0.68	NA	7.61	NA	10/08/93	OTCBB	881,748	16.05
CKFB	CKF Bancorp Inc.	KY	158,163	16,235	15,135	0.81	0.81	7.94	7.94	01/04/95	OTCBB	NA	20.87
CFBC	Community First Bancorp Inc.	KY	79,075	2,436	2,436	-0.90	-0.90	-24.93	-24.93	06/27/03	OTCBB	328,088	2.34
HFBC	HopFed Bancorp Inc.	KY	770,888	52,270	43,655	0.56	0.58	7.65	7.98	02/09/98	NASDAQ	3,627,906	57.34
FPBF	FPB Financial Corp.	LA	138,644	8,811	8,811	0.78	0.77	12.45	12.29	07/01/99	Pink	281,800	11.84
GLBP	Globe Bancorp Inc.	LA	29,888	5,549	5,549	0.70	0.66	3.91	3.69	07/10/01	OTCBB	253,000	5.33
GSLA	GS Financial Corp.	LA	168,615	27,210	27,210	1.13	NA	7.35	NA	04/01/97	NASDAQ	1,266,268	26.58
HSTD	Homestead Bancorp Inc.	LA	131,886	11,929	11,929	0.33	0.33	3.80	3.80	07/20/98	Pink	697,880	12.00
TSH	Teche Holding Company	LA	720,121	65,401	61,557	1.04	1.03	11.43	11.34	04/19/95	AMEX	2,209,000	89.93
BFBC	Benjamin Franklin Bancorp Inc	MA	891,164	108,981	72,366	0.45	NA	3.72	NA	04/05/05	NASDAQ	8,199,802	121.36
BHLB	Berkshire Hills Bancorp Inc.	MA	2,174,573	263,087	142,022	0.53	NA	4.40	NA	06/28/00	NASDAQ	8,807,000	291.60
BRKL	Brookline Bancorp Inc.	MA	2,351,494	567,594	517,205	0.86	0.86	3.49	3.49	07/09/02	NASDAQ	61,314,104	740.67
CEBK	Central Bancorp Inc.	MA	565,482	40,763	38,531	0.27	0.22	3.78	3.01	10/24/86	NASDAQ	1,639,951	44.69
CBNK	Chicopee Bancorp Inc.	MA	464,292	108,900	108,900	-0.53	-0.57	-2.67	-2.90	07/20/06	NASDAQ	7,439,368	117.17
HBNK	Hampden Bancorp Inc.	MA	550,353	32,976	32,976	NA	NA	NA	NA	01/17/07	NASDAQ	NA	93.56
HIFS	Hingham Instit. for Savings	MA	699,414	52,547	52,547	0.64	0.64	8.36	8.36	12/20/88	NASDAQ	2,118,550	70.97
LEGC	Legacy Bancorp	MA	822,582	144,418	141,333	0.28	0.37	1.52	2.00	10/26/05	NASDAQ	10,242,756	155.28
LSBX	LSB Corp.	MA	559,697	59,239	59,239	0.12	NA	1.11	NA	05/02/86	NASDAQ	4,601,617	75.65
MASB	MASSBANK Corp.	MA	828,181	108,626	107,536	0.86	0.82	6.95	6.59	05/28/86	NASDAQ	4,338,154	142.55
MFLR	Mayflower Bancorp Inc.	MA	238,748	19,368	19,315	0.46	0.46	5.97	5.97	NA	NASDAQ	2,092,039	22.59
WFD	Westfield Financial Inc.	MA	1,014,099	293,310	293,310	0.61	0.64	3.33	3.48	01/04/07	AMEX	31,916,000	326.82
ABKH	American Bank Holdings Inc.	MD	363,980	28,508	28,508	1.04	0.67	12.32	7.96	NA	OTCBB	1,580	39.03
PCGO	Prince George's FSB	MD	97,801	11,941	11,941	0.98	0.91	8.25	7.62	NA	Pink	901,738	22.77
SVBI	Severn Bancorp Inc.	MD	900,000	NA	NA	1.69	1.69	NA	NA	NA	NASDAQ	10,065,935	188.72
WSB	Washington Savings Bank FSB	MD	433,625	61,588	61,588	0.80	0.81	6.05	6.09	08/03/88	AMEX	7,480,169	64.79
CTZN	Citizens First Bancorp Inc.	MI	1,775,142	177,314	164,798	0.53	0.53	5.30	5.30	03/07/01	NASDAQ	8,153,337	181.02
FFNM	First Fed of N Michigan Bncp	MI	280,959	35,453	31,467	0.16	0.17	1.35	1.43	04/01/05	NASDAQ	3,034,999	27.31
FBC	Flagstar Bancorp Inc.	MI	15,432,122	797,658	797,658	0.42	0.47	7.93	8.78	04/30/97	NYSE	62,360,000	747.70
STBI	Sturgis Bancorp	MI	333,836	27,835	22,623	1.06	NA	12.15	NA	11/10/88	Pink	2,385,974	31.26

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HMNF	HMN Financial Inc.	MN	1,117,043	94,813	90,935	0.90	0.89	9.36	9.32	06/30/94	NASDAQ	4,307,169	146.75
REDW	Redwood Financial Inc.	MN	86,178	8,148	8,148	0.41	0.41	3.89	3.89	07/10/95	Pink	446,988	7.72
WEFP	Wells Financial Corp.	MN	271,129	24,162	24,162	0.78	0.78	8.47	8.47	04/11/95	OTCBB	928,218	27.38
CCFC	CCSB Financial Corp.	MO	95,753	13,045	13,045	-0.08	-0.08	-0.56	-0.56	01/09/03	OTCBB	840,822	11.77
FBSI	First Bancshares Inc.	MO	241,589	26,638	26,338	-0.13	NA	-1.14	NA	12/22/93	NASDAQ	1,551,000	24.66
LXMO	Lexington B&L Financial Corp.	MO	133,474	15,048	14,259	0.67	0.67	6.39	6.39	06/06/96	Pink	624,578	16.24
LBCP	Liberty Bancorp Inc.	MO	298,869	49,000	49,000	0.63	0.63	4.62	4.62	07/24/06	NASDAQ	NA	51.89
NASB	NASB Financial Inc.	MO	1,559,654	159,532	156,586	1.31	1.30	13.06	12.96	09/27/85	NASDAQ	8,318,642	281.41
PULB	Pulaski Financial Corp.	MO	1,063,673	79,296	NA	1.02	1.00	12.56	12.38	12/03/98	NASDAQ	9,974,000	148.41
CSBC	Citizens South Banking Corp.	NC	737,639	85,611	54,110	0.78	NA	6.64	NA	10/01/02	NASDAQ	7,996,947	102.52
CDLX	Coddle Creek Financial Corp.	NC	152,729	20,152	20,152	0.27	0.27	2.16	2.16	12/31/97	Pink	NA	18.18
KSBI	KS Bancorp Inc.	NC	303,170	17,596	17,596	0.75	0.75	12.86	12.96	12/30/93	OTCBB	1,309,501	39.29
MTUC	Mutual Community Savings Bank	NC	88,980	6,263	6,263	-0.97	-0.88	-12.66	-11.41	06/29/93	OTCBB	363,719	3.46
SSFC	South Street Financial Corp.	NC	276,986	25,388	25,388	0.49	0.49	4.91	4.91	10/03/96	Pink	2,954,696	23.49
TONE	TierOne Corp.	NE	3,431,169	353,283	302,664	1.25	1.25	12.48	12.45	10/02/02	NASDAQ	18,041,413	453.79
GUAA	Guaranty Bancorp Inc.	NH	NA	NA	NA	0.84	0.72	9.88	8.39	NA	Pink	NA	33.03
MNKB	Monadnock Bancorp, Inc.	NH	96,000	NA	NA	0.10	0.09	NA	NA	06/29/06	OTCBB	1,293,608	8.86
NHTB	New Hampshire Thrift Bncshrs	NH	654,590	47,069	34,929	0.71	0.70	9.83	9.74	05/22/86	NASDAQ	4,060,878	61.77
ABNJ	American Bancorp of New Jersey	NJ	554,303	108,855	108,855	0.24	0.25	1.04	1.05	10/06/05	NASDAQ	NA	147.65
FMCO	FMS Financial Corp.	NJ	1,188,112	78,381	77,201	0.44	0.37	6.94	5.92	12/14/88	NASDAQ	6,529,313	215.86
HCBK	Hudson City Bancorp Inc.	NJ	37,465,150	4,831,052	4,667,125	0.85	0.85	5.70	5.70	06/07/05	NASDAQ	546,976,092	7302.13
OCFC	OceanFirst Financial Corp.	NJ	2,048,285	125,293	125,219	0.14	NA	2.18	NA	07/03/96	NASDAQ	12,318,370	213.48
PBCI	Pamrapo Bancorp Inc.	NJ	639,891	58,684	58,684	0.93	NA	10.02	NA	11/14/89	NASDAQ	4,975,542	107.47
PFS	Provident Financial Services	NJ	5,696,033	1,015,449	NA	0.88	0.86	4.95	4.87	01/15/03	NYSE	62,621,748	1145.22
RBLG	Roebling Financial Corp.	NJ	132,356	16,418	16,418	0.30	0.30	2.27	2.27	10/01/04	OTCBB	1,712,259	23.97
SYNF	Synergy Finl Group Inc.	NJ	966,540	99,609	99,005	0.39	0.39	4.03	4.03	01/21/04	NASDAQ	11,382,143	174.37
AF	Astoria Financial Corp.	NY	21,393,867	1,217,674	1,032,523	0.75	0.75	12.97	12.97	11/18/93	NYSE	97,477,001	2626.03
CNY	Carver Bancorp Inc.	NY	764,897	50,271	44,157	0.35	0.53	4.85	7.39	10/25/94	AMEX	2,514,885	42.34
CMSB	CMS Bancorp Inc.	NY	124,528	8,296	8,296	NA	NA	NA	NA	04/04/07	NASDAQ	NA	20.23
DCOM	Dime Community Bancshares Inc.	NY	3,299,544	285,178	229,540	0.89	0.86	9.59	9.25	06/26/96	NASDAQ	36,062,920	492.62
ESBK	Elmira Savings Bank	NY	376,123	24,791	24,577	0.47	NA	7.06	NA	03/01/85	NASDAQ	1,319,000	35.19
FNFG	First Niagara Finl Group	NY	7,982,589	1,353,792	600,496	1.10	1.06	6.37	6.18	01/21/03	NASDAQ	108,120,000	1494.22
FFIC	Flushing Financial Corp.	NY	2,836,521	218,415	200,318	0.84	0.84	11.14	11.11	11/21/95	NASDAQ	21,131,274	336.13

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
GLK	Great Lakes Bancorp, Inc.	NY	884,412	135,510	122,678	-0.10	-0.10	-0.85	-0.85	NA	NYSE	10,921,796	146.46
NYB	New York Community Bancorp	NY	27,977,914	3,711,606	1,465,305	0.81	0.89	6.39	6.99	11/23/93	NYSE	296,385,458	5498.30
PRTR	Partners Trust Financial	NY	3,726,794	492,004	240,606	0.57	0.60	4.36	4.54	07/15/04	NASDAQ	43,582,198	487.25
PBNY	Provident New York Bancorp	NY	2,801,365	412,638	241,090	0.71	0.69	4.91	4.82	01/15/04	NASDAQ	42,376,905	597.51
ROME	Rome Bancorp Inc.	NY	302,945	76,126	76,126	0.84	0.84	3.09	3.09	03/30/05	NASDAQ	8,477,000	103.84
TRST	TrustCo Bank Corp NY	NY	3,244,865	239,980	239,427	1.48	1.49	19.82	19.91	NA	NASDAQ	74,899,000	704.80
ASBN	ASB Financial Corp.	OH	205,960	17,277	17,277	0.77	0.77	9.02	8.95	05/11/95	OTCBB	1,592,000	31.84
CFBK	Central Federal Corp.	OH	240,732	28,863	28,863	0.12	0.12	0.93	0.94	12/30/98	NASDAQ	4,559,787	30.88
CIBN	Community Investors Bancorp	OH	129,950	10,875	10,875	0.59	0.57	6.34	6.12	02/07/95	Pink	878,911	12.79
FFDF	FFD Financial Corp.	OH	169,529	17,706	17,706	1.02	1.01	9.15	9.08	04/03/96	NASDAQ	NA	17.49
FDEF	First Defiance Financial	OH	1,518,414	164,540	124,002	1.02	1.00	9.74	9.53	10/02/95	NASDAQ	7,227,000	202.65
FFHS	First Franklin Corp.	OH	NA	NA	NA	NA	NA	NA	NA	01/26/88	NASDAQ	NA	28.95
FNFI	First Niles Financial Inc.	OH	96,033	15,993	15,993	0.59	0.27	3.62	1.65	10/27/98	OTCBB	1,385,000	16.41
FPFC	First Place Financial Corp.	OH	3,095,397	330,147	227,422	0.82	0.87	8.02	8.46	01/04/99	NASDAQ	17,486,000	371.58
HCFL	Home City Financial Corp.	OH	140,240	13,522	13,315	0.38	0.38	4.16	4.16	12/30/96	OTCBB	804,000	12.76
HLFN	Home Loan Financial Corp.	OH	158,240	18,502	18,502	0.25	0.25	2.11	2.11	03/26/98	Pink	1,503,303	22.55
IDVB	Indian Village Bancorp Inc.	OH	108,262	8,147	8,147	-0.14	NA	-1.89	NA	07/02/99	OTCBB	437,432	9.01
OCFL	OC Financial Inc	OH	64,209	6,654	6,654	-1.12	-1.12	-10.38	-10.36	04/01/05	OTCBB	560,198	6.11
OHSF	Ohio Savings Financial Corp.	OH	17,243,102	1,270,991	1,269,887	1.09	1.03	14.46	13.75	NA	Pink	NA	1974.06
PCBI	Peoples Community Bancorp Inc.	OH	1,028,079	87,616	57,802	-0.38	-0.39	-4.48	-4.56	03/30/00	NASDAQ	4,829,699	72.45
PSFC	Peoples-Sidney Financial Corp.	OH	138,700	15,500	15,500	0.79	0.79	6.99	6.99	04/28/97	Pink	NA	17.49
PFOH	Perpetual Federal Savings Bank	OH	363,135	55,697	55,697	1.04	1.04	7.00	6.96	04/19/91	OTCBB	2,469,822	62.98
PVFC	PVF Capital Corp.	OH	907,553	71,323	71,323	0.56	0.56	7.26	7.26	12/30/92	NASDAQ	NA	92.74
UCFC	United Community Finl Corp.	OH	2,713,012	280,795	245,768	0.85	0.85	8.07	8.07	07/09/98	NASDAQ	30,645,604	330.67
WAYN	Wayne Savings Bancshares	OH	405,900	34,600	32,199	0.54	0.54	6.09	6.09	01/09/03	NASDAQ	NA	43.38
OSBK	Osage Bancshares Inc.	OK	126,000	35,200	35,200	0.71	0.71	5.00	5.00	01/18/07	NASDAQ	NA	33.69
ESBF	ESB Financial Corp.	PA	1,905,083	131,112	NA	0.51	NA	7.84	NA	06/13/90	NASDAQ	12,816,000	141.36
ESSA	ESSA Bancorp Inc.	PA	771,247	59,212	59,212	NA	NA	NA	NA	04/04/07	NASDAQ	NA	195.79
FSBI	Fidelity Bancorp Inc.	PA	728,184	46,184	43,431	0.56	0.47	9.41	7.83	06/24/88	NASDAQ	2,990,376	56.07
FKFS	First Keystone Financial	PA	520,290	34,324	34,324	0.13	0.06	2.42	1.10	01/26/95	NASDAQ	2,427,928	47.37
FSSB	First Star Bancorp Inc.	PA	571,614	36,694	36,694	0.56	0.46	9.77	8.07	05/15/87	Pink	588,754	20.16
HARL	Harleysville Savings Financial	PA	763,635	49,208	49,208	0.47	0.46	7.49	7.25	08/04/87	NASDAQ	3,869,812	65.79
KNBT	KNBT Bancorp Inc.	PA	2,906,829	361,603	228,608	0.80	0.65	6.68	5.38	11/03/03	NASDAQ	NA	416.94

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MAY 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PVSA	Parkvale Financial Corp.	PA	1,825,311	128,848	97,383	0.71	0.70	10.58	10.37	07/16/87	NASDAQ	5,668,436	166.05
SEFL	SE Financial Corp.	PA	179,972	24,057	24,057	-0.20	-0.20	-1.41	-1.42	05/06/04	OTCBB	2,284,095	27.98
SOV	Sovereign Bancorp Inc.	PA	82,193,565	8,694,886	3,223,175	0.05	0.36	0.53	3.70	08/12/86	NYSE	478,500,000	11670.62
THRD	TF Financial Corp.	PA	661,598	67,468	62,926	0.86	0.79	8.78	8.05	07/13/94	NASDAQ	2,928,000	88.19
WFBC	Willow Financial Bncp Inc.	PA	1,539,531	208,927	102,997	0.76	NA	5.82	NA	04/04/02	NASDAQ	15,627,379	191.53
WVFC	WVS Financial Corp.	PA	389,742	30,739	30,739	0.84	0.84	11.90	11.90	11/29/93	NASDAQ	2,320,000	38.05
NFSB	Newport Bancorp Inc.	RI	290,444	59,980	59,980	-0.59	-0.59	-4.32	-4.32	07/07/06	NASDAQ	4,878,349	67.57
CFCP	Coastal Financial Corp.	SC	1,677,734	129,318	129,318	1.16	1.20	17.23	17.76	09/26/90	NASDAQ	22,687,000	366.85
FCPB	First Capital Bancshares Inc.	SC	51,961	5,102	5,102	1.12	1.12	11.93	11.93	10/29/99	Pink	563,378	5.69
FFCH	First Financial Holdings Inc.	SC	2,691,354	189,348	166,523	1.04	1.03	15.05	14.96	11/10/83	NASDAQ	11,950,000	410.84
PEDE	Great Pee Dee Bancorp Inc.	SC	218,994	27,340	26,800	0.77	NA	6.21	NA	12/31/97	NASDAQ	1,790,000	27.57
SFDL	Security Federal Corp.	SC	738,100	42,683	40,953	0.60	0.60	10.32	10.32	10/30/87	OTCBB	2,609,000	62.62
HFFC	HF Financial Corp.	SD	1,012,018	60,599	55,648	0.56	0.38	9.49	6.32	04/08/92	NASDAQ	3,977,334	69.94
JFBI	Jefferson Bancshares Inc.	TN	329,786	73,657	73,657	0.44	0.48	1.94	2.11	07/02/03	NASDAQ	NA	80.17
SCYT	Security Bancorp Inc.	TN	151,536	13,898	13,898	1.16	1.16	12.44	12.44	06/30/97	OTCBB	NA	15.57
SFBK	SFB Bancorp Inc.	TN	59,589	12,536	12,536	1.08	1.08	5.26	5.26	05/30/97	Pink	458,270	10.54
SFKT	State of Franklin Bcshs Inc.	TN	343,172	27,495	27,495	0.79	0.75	10.50	9.97	NA	Pink	NA	25.22
UNTN	United Tennessee Bankshares	TN	125,844	13,813	13,260	0.70	0.68	6.59	6.40	01/05/98	OTCBB	861,542	19.82
BAFI	BancAffiliated Inc.	TX	111,513	9,531	9,510	0.75	0.36	8.85	4.31	06/01/01	Pink	277,000	7.34
ETFS	East Texas Financial Services	TX	229,666	22,173	20,003	0.20	0.20	2.11	2.11	01/10/95	OTCBB	1,307,826	23.54
FBTX	Franklin Bank Corp.	TX	4,852,841	440,352	279,865	0.40	0.57	4.26	6.15	12/17/03	NASDAQ	23,614,229	364.37
CFFC	Community Financial Corp.	VA	450,121	38,238	38,238	0.96	0.96	11.62	11.62	03/30/88	NASDAQ	4,286,732	51.22
GAFC	Greater Atlantic Financial	VA	286,614	8,074	7,118	-1.36	-1.36	-37.18	-37.11	06/28/99	Pink	3,023,506	15.24
VSBR	Virginia SB FSB	VA	NA	NA	NA	NA	NA	NA	NA	NA	Pink	1,899,984	30.87
FMSB	First Mutual Bancshares Inc.	WA	1,056,847	72,365	72,365	1.01	0.98	16.36	15.93	12/17/85	NASDAQ	6,687,975	148.07
RPFG	Rainier Pacific Finl Group Inc	WA	906,560	88,793	NA	0.36	0.36	3.70	3.70	10/21/03	NASDAQ	6,569,670	140.72
RVSB	Riverview Bancorp Inc.	WA	835,640	97,993	71,666	1.45	1.44	11.98	11.89	10/01/97	NASDAQ	11,612,219	167.22
TSBK	Timberland Bancorp Inc.	WA	617,801	77,813	70,800	1.41	1.41	10.33	10.33	01/13/98	NASDAQ	3,649,190	129.07
WFSL	Washington Federal Inc.	WA	9,877,795	1,294,830	1,186,438	1.52	1.52	10.96	10.96	11/17/82	NASDAQ	87,326,643	2080.99
WM	Washington Mutual Inc.	WA	319,985,000	24,578,000	NA	0.97	0.88	13.01	11.80	03/11/83	NYSE	888,111,000	37629.26
ABCW	Anchor BanCorp Wisconsin	WI	4,505,896	336,522	316,566	0.98	0.98	12.94	13.02	07/16/92	NASDAQ	21,782,729	606.16
BKMU	Bank Mutual Corp.	WI	3,643,621	504,698	449,204	0.57	0.57	3.82	3.82	10/30/03	NASDAQ	57,234,980	674.23
CZWI	Citizens Community Bncp	WI	289,863	77,593	70,373	0.06	0.06	0.45	0.45	10/31/06	NASDAQ	7,116,380	66.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF MAY 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SVBC	Sistersville Bancorp Inc.	WV	52,654	8,124	8,124	0.65	0.65	4.08	4.08	06/26/97	Pink	NA	6.20
CRZY	Crazy Woman Creek Bancorp	WY	124,570	10,563	10,382	0.71	0.67	8.02	7.63	03/29/96	Pink	638,014	12.63
ALL THRIFTS													
	AVERAGE		4,052,441	373,546	185,424	0.77	0.76	8.79	8.64			25,378,263	536.40
	MEDIAN		500,137	46,646	42,667	0.61	0.60	6.09	5.95			3,567,528.00	59.13
	HIGH		319,985,000	24,578,000	4,667,125	1.69	1.69	19.82	19.91			888,111,000	37,629.26
	LOW		29,888	2,436	2,436	-4.66	-2.62	-59.48	-37.11			1,580	2.34
AVERAGE FOR STATE													
	IN		376,046	35,744	32,905	0.53	5.10	5.61	5.10			2,452,485	40.35
AVERAGE BY REGION													
	MIDWEST		1,166,593	102,971	95,511	0.73	0.72	8.30	8.23			6,245,632	129.46
	NEW ENGLAND		1,781,010	279,653	225,231	0.78	0.62	5.21	4.14			33,563,012	538.43
	MID ATLANTIC		5,606,685	634,538	377,911	0.52	0.61	4.75	5.61			54,058,015	894.96
	SOUTHEAST		1,461,085	97,852	84,061	0.00	0.15	0.05	2.35			11,801,227	112.42
	SOUTHWEST		806,105	68,378	53,239	0.50	0.50	5.96	5.97			3,802,678	69.27
	WEST		19,900,837	1,567,519	356,534	1.00	0.93	13.29	12.29			59,329,926	2,339.76
AVERAGE BY EXCHANGE													
	NYSE		39,539,010	3,349,791	1,043,662	0.80	0.78	9.90	9.73			160,545,932	4,843.17
	AMEX		731,141	105,038	103,046	0.64	0.68	5.73	6.10			10,694,319	122.80
	NASDAQ		1,966,498	214,827	186,654	0.70	0.70	6.30	6.30			22,149,567	327.70
	OTC		210,218	19,699	19,484	0.61	0.55	6.52	5.85			1,520,661	24.25
	Pink Sheets		754,639	57,974	57,689	0.95	0.88	12.23	11.30			1,003,941	79.10

EXHIBIT 34

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 11, 2007

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
KFED	K-Fed Bancorp (MHC)	CA	NASDAQ	18.486	20.080	12.660	-4.88	-3.97	6.57	55.25	0.37	49.96	281.57	33.46	49.96
NVSL	Naugatuck Valley Finl (MHC)	CT	NASDAQ	12.000	12.950	10.050	-5.88	-6.98	NA	NA	0.20	66.67	NA	NA	66.86
PSBH	PSB Holdings Inc. (MHC)	CT	NASDAQ	10.700	11.480	10.290	0.19	-2.73	7.60	71.05	0.24	44.58	140.79	15.06	43.39
RCKB	Rockville Financial Inc. (MHC)	CT	NASDAQ	14.940	18.199	13.550	-0.20	-1.13	7.92	62.98	0.16	41.50	188.60	23.72	43.03
SIFI	SI Financial Group Inc. (MHC)	CT	NASDAQ	12.150	13.940	10.760	-3.19	-4.33	6.70	61.18	0.16	57.86	181.38	19.86	58.63
ACFC	Atlantic Coast Fed Corp (MHC)	GA	NASDAQ	19.190	20.060	14.780	-2.24	7.12	6.58	64.80	0.46	53.31	291.70	29.62	NA
CHFN	Charter Financial Corp. (MHC)	GA	OTCBB	50.800	53.490	34.790	5.83	1.91	12.15	55.55	3.60	18.75	418.11	91.44	122.94
HBOS	Heritage Financial Group (MHC)	GA	NASDAQ	16.780	17.000	12.360	1.94	2.73	NA	NA	0.22	67.12	NA	NA	NA
WCFB	Webster City Fed Bncp (MHC)	IA	Pink	9.400	12.250	8.300	1.62	-5.53	5.77	26.16	0.64	52.22	162.84	35.93	52.22
HOME	Home Federal Bancorp (MHC)	ID	NASDAQ	17.800	17.990	13.500	20.68	6.84	7.31	49.11	0.22	45.64	243.50	36.24	45.64
AJSB	AJS Bancorp Inc. (MHC)	IL	OTCBB	24.950	27.950	23.450	-0.20	-8.44	13.79	126.66	0.43	58.02	180.93	19.70	58.02
BFFI	Ben Franklin Finl Inc. (MHC)	IL	OTCBB	10.400	11.050	10.000	-0.95	-5.45	7.91	59.94	0.00	NA	131.46	17.35	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	12.980	13.800	12.000	3.84	-3.85	10.80	138.63	0.30	38.18	120.19	9.36	37.42
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	OTCBB	13.300	14.500	10.050	3.50	-7.70	7.76	20.64	0.00	NA	171.33	64.44	NA
OTTW	Ottawa Savings Bancorp (MHC)	IL	OTCBB	12.500	13.750	11.450	-0.79	-6.72	8.73	92.08	0.25	29.07	143.18	13.57	29.13
SUGR	Sugar Creek Financial (MHC)	IL	OTCBB	10.500	10.750	10.250	0.00	NA	NA	NA	0.00	NA	NA	NA	NA
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTCBB	19.510	21.000	19.380	-7.05	-3.65	11.59	110.73	0.53	31.47	168.28	17.62	31.47
UCBA	United Community Bancorp (MHC)	IN	NASDAQ	12.500	13.700	10.300	6.38	-1.88	NA	NA	0.29	37.88	NA	NA	54.28
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	39.050	40.420	31.760	3.72	-1.36	11.94	109.02	2.09	NM	327.05	35.16	70.39
KFFB	Kentucky First Federal (MHC)	KY	NASDAQ	10.100	10.950	9.600	2.64	-1.85	7.85	32.01	0.40	NM	128.66	30.01	84.87
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	OTCBB	10.300	10.500	10.000	0.49	-0.39	NA	NA	0.24	54.21	NA	NA	64.75
MDNB	Minden Bancorp Inc (MHC)	LA	OTCBB	25.000	25.500	21.000	7.53	13.64	14.79	87.54	0.37	28.09	169.03	28.56	28.09
GTWN	Georgetown Bancorp Inc. (MHC)	MA	OTCBB	7.800	9.950	7.500	-4.29	-12.36	6.63	61.07	0.00	NM	117.73	12.77	NM
SERC	Service Bancorp Inc. (MHC)	MA	OTCBB	33.500	33.500	28.250	8.06	8.06	17.92	249.51	0.00	38.95	186.94	13.43	46.01
UBNK	United Financial Bancorp (MHC)	MA	NASDAQ	14.710	14.970	11.530	-0.88	0.00	8.10	60.46	0.22	56.58	181.60	24.33	54.87
WFSM	Westborough Finl Services(MHC)	MA	OTCBB	34.990	38.000	25.500	-0.31	-0.03	17.23	184.15	0.24	NM	203.04	19.00	NM
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	14.350	17.300	10.550	-4.78	-3.24	5.82	122.84	0.25	NM	246.44	11.68	NA
BVFL	BV Financial Inc. (MHC)	MD	OTCBB	8.500	9.470	8.410	-2.86	-6.59	7.05	50.85	0.10	NM	120.57	16.72	212.50
SFBI	SFSB Inc. (MHC)	MD	OTCBB	9.500	10.050	9.000	1.06	-0.11	7.69	59.92	0.00	NM	123.51	15.86	203.57
MSFN	MainStreet Financial Corp(MHC)	MI	OTCBB	9.600	11.000	9.300	-0.52	-4.10	11.37	151.50	0.00	NA	84.41	6.34	NA
EBMT	Eagle Bancorp (MHC)	MT	OTCBB	32.700	34.500	30.800	-3.82	-1.51	22.46	222.64	0.88	22.40	145.58	14.69	22.45
ASFE	AF Financial Group (MHC)	NC	OTCBB	17.550	23.000	17.050	2.93	-4.10	13.56	236.02	0.20	18.28	129.38	7.44	18.23
WAKE	Wake Forest Bancshares (MHC)	NC	OTCBB	22.000	27.000	21.000	-2.44	-5.58	NA	NA	0.72	14.77	NA	NA	14.77
EQFC	Equitable Financial Corp (MHC)	NE	OTCBB	10.750	11.950	9.150	4.88	-0.46	7.42	56.39	0.00	NM	144.89	19.06	NM

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 11, 2007

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	NASDAQ	12.020	12.350	10.160	0.17	-2.12	NA	NA	0.20	NM	NA	NA	133.56
COBK	Colonial Bkshrs Inc. (MHC)	NJ	NASDAQ	14.210	14.900	11.810	1.50	2.45	8.23	NA	0.00	37.39	172.66	15.59	NA
DLNO	Delanco Bancorp Inc. (MHC)	NJ	OTCBB	8.750	10.250	8.500	-10.26	NA	NA	NA	0.00	NA	NA	NA	NA
ISBC	Investors Bancorp Inc. (MHC)	NJ	NASDAQ	14.140	16.000	12.970	1.07	-9.42	7.92	48.50	0.00	58.92	178.54	28.13	54.01
KRNY	Kearny Financial Corp. (MHC)	NJ	NASDAQ	13.380	17.070	13.100	-3.95	-12.03	6.61	28.04	0.20	NM	202.42	47.75	NM
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTCBB	8.750	10.050	8.500	-2.78	-9.79	7.15	50.75	0.00	51.47	122.32	17.24	52.47
MGYR	Magyar Bancorp Inc. (MHC)	NJ	NASDAQ	14.800	15.200	10.750	3.86	2.21	8.26	79.03	0.00	NM	179.18	18.72	NA
MSBF	MSB Financial Corp. (MHC)	NJ	NASDAQ	11.520	12.500	11.010	0.96	-3.19	NA	NA	0.00	NA	NA	NA	NA
OSHC	Ocean Shore Holding Co. (MHC)	NJ	NASDAQ	13.420	13.830	12.050	5.50	0.07	NA	NA	0.00	38.34	NA	NA	38.34
ORIT	Oritani Financial Corp. (MHC)	NJ	NASDAQ	15.260	16.000	14.880	0.20	-1.17	6.55	30.01	0.00	NA	233.02	50.85	NA
ROMA	Roma Financial Corp. (MHC)	NJ	NASDAQ	16.270	16.870	12.920	2.33	3.43	7.25	27.13	0.06	NA	224.56	59.98	NA
WAWL	Wawel Savings Bank (MHC)	NJ	OTCBB	11.900	15.000	10.400	-0.83	-4.42	7.22	44.31	0.35	24.29	164.76	26.86	24.29
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTCBB	34.300	34.300	27.000	3.94	13.39	NA	NA	0.76	NA	NA	NA	NA
BFSB	Brooklyn Federal Bancorp (MHC)	NY	NASDAQ	15.000	15.090	11.800	5.19	6.08	NA	NA	0.06	50.00	NA	NA	50.00
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	OTCBB	7.000	8.500	6.500	-4.11	-10.26	5.69	56.93	0.00	35.00	123.04	12.30	35.00
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	11.000	14.350	10.820	-7.41	-8.33	8.78	57.60	0.31	25.00	125.28	19.10	NA
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	14.250	17.000	13.300	2.37	-3.06	8.57	77.45	0.48	25.00	166.28	18.30	26.87
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	NASDAQ	12.400	14.500	9.920	3.09	-0.80	8.19	53.23	0.09	42.76	151.46	23.30	42.76
NECB	Northeast Community Bncp (MHC)	NY	NASDAQ	12.020	12.470	10.750	4.07	1.86	7.32	21.81	0.00	NA	164.30	55.12	NA
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	12.000	12.860	9.750	-0.99	0.42	7.60	59.19	0.47	23.08	157.89	20.27	26.27
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	12.030	16.000	11.700	-9.21	-14.07	8.43	127.76	0.41	30.85	142.70	9.42	NA
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	OTCBB	9.600	10.000	8.770	4.92	3.78	7.87	64.17	0.00	NA	122.05	14.96	NA
CHEV	Cheviot Financial (MHC)	OH	NASDAQ	13.630	13.680	11.510	2.10	4.05	NA	NA	0.29	NM	NA	NA	92.92
GVFF	Greenville Federal Finl (MHC)	OH	OTCBB	10.000	10.650	9.250	2.04	-4.31	9.89	56.13	0.35	NA	101.07	17.82	NA
TFSL	TFS Financial Corp (MHC)	OH	NASDAQ	12.330	12.600	11.570	NA	NA	NA	NA	0.00	NA	NA	NA	NA
ABBC	Abington Community Bncp (MHC)	PA	NASDAQ	18.624	20.390	13.630	-6.46	-3.70	7.56	62.22	0.24	41.39	246.30	29.93	41.39
ALLB	Alliance Bancorp Inc of Penn	PA	NASDAQ	9.510	13.789	9.150	3.93	0.21	6.86	58.02	0.18	52.83	138.57	16.39	NA
EKFC	Eureka Financial Corp (MHC)	PA	OTCBB	27.000	33.000	25.750	0.56	1.89	16.70	77.48	1.40	36.49	161.68	34.84	36.49
FFCO	FedFirst Financial Corp. (MHC)	PA	NASDAQ	8.950	10.850	8.640	-3.14	-4.28	6.90	42.51	0.00	NM	129.75	21.05	NM
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	NASDAQ	13.890	14.319	12.250	3.58	0.80	8.62	50.56	0.00	NA	161.14	27.48	NA
NPEN	North Penn Bancorp Inc. (MHC)	PA	OTCBB	14.750	15.500	10.900	5.38	26.07	9.42	84.83	0.15	64.13	156.58	16.78	65.59
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	28.060	29.730	23.250	3.77	7.22	12.22	135.14	0.78	29.54	229.62	20.75	29.69
PBCP	Polonia Bancorp (MHC)	PA	OTCBB	9.900	10.250	9.750	-0.50	-1.98	7.42	59.16	0.00	NA	133.44	16.74	NA
PBIP	Prudential Bncp Inc. PA (MHC)	PA	NASDAQ	13.750	13.890	12.850	0.73	1.85	7.08	38.92	0.17	44.35	194.24	35.33	44.75

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 11, 2007

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FSGB	First Federal of SC FSB (MHC)	SC	Pink	35.000	NA	NA	0.00	0.00	10.07	115.00	0.00	NM	347.72	30.43	94.57
VPFG	ViewPoint Financial Grp (MHC)	TX	NASDAQ	18.200	19.000	14.250	3.00	4.60	8.33	61.14	0.10	NA	218.53	29.77	NA
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink	NM	NM	NM	0.00	0.36	104.47	1,031.88	2.00	NM	132.10	13.37	NM
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	NASDAQ	17.440	19.000	14.000	-0.17	-2.30	6.94	49.70	0.00	NM	251.18	35.09	70.44
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			16.117	17.339	13.606	0.63	-1.13	10.78	95.22	0.32	40.91	178.71	25.28	58.88
	MEDIAN			13.420	14.500	11.520	0.49	-1.51	7.92	60.46	0.20	40.17	164.53	19.78	47.99
	HIGH			50.800	53.490	34.790	20.68	26.07	104.47	1,031.88	3.60	67.12	418.11	91.44	212.50
	LOW			7.000	8.500	6.500	-10.28	-14.07	5.69	20.64	0.00	14.77	84.41	6.34	14.77

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 35

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KFED	K-Fed Bancorp (MHC)	CA	776,684	92,297	87,969	0.67	0.67	5.39	5.39	03/31/04	NASDAQ	14,058,201	269.34
NVSL	Naugatuck Valley Finl (MHC)	CT	424,105	50,499	50,319	0.32	0.32	2.42	2.41	10/01/04	NASDAQ	NA	88.75
PSBH	PSB Holdings Inc. (MHC)	CT	483,014	51,667	43,599	0.36	0.37	3.36	3.45	10/05/04	NASDAQ	6,798,000	72.06
RCKB	Rockville Financial Inc. (MHC)	CT	1,232,836	155,064	153,994	0.59	0.57	4.42	4.26	05/23/05	NASDAQ	19,574,640	287.94
SIFI	SI Financial Group Inc. (MHC)	CT	759,934	83,208	82,491	0.33	0.32	2.99	2.96	10/01/04	NASDAQ	12,421,920	151.55
ACFC	Atlantic Coast Fed Corp (MHC)	GA	842,825	91,087	88,199	0.66	0.68	5.50	5.64	10/05/04	NASDAQ	13,784,330	271.81
CHFN	Charter Financial Corp. (MHC)	GA	1,064,835	232,887	227,366	4.83	0.73	20.45	3.11	10/17/01	OTCBB	19,167,765	987.14
HBOS	Heritage Financial Group (MHC)	GA	441,289	63,718	NA	0.66	NA	3.85	NA	06/30/05	NASDAQ	NA	176.40
WCFB	Webster City Fed Bncp (MHC)	IA	96,768	21,350	21,262	0.66	0.66	3.00	3.00	08/15/94	Pink	3,698,572	34.29
HOME	Home Federal Bancorp (MHC)	ID	745,954	111,023	111,023	0.76	0.76	5.29	5.29	12/07/04	NASDAQ	15,189,019	227.99
AJSB	AJS Bancorp Inc. (MHC)	IL	268,473	29,232	29,232	0.35	0.35	3.19	3.19	12/27/01	OTCBB	NA	53.29
BFFI	Ben Franklin Finl Inc. (MHC)	IL	118,901	15,694	15,694	0.12	0.12	1.32	1.32	10/19/06	OTCBB	1,983,750	20.83
JXSB	Jacksonville Bancorp (MHC)	IL	275,400	21,500	18,674	0.26	0.27	3.31	3.37	04/21/95	NASDAQ	NA	26.01
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	75,063	28,233	28,233	0.73	0.71	2.10	2.04	04/06/06	OTCBB	3,636,875	49.10
OTTW	Ottawa Savings Bancorp (MHC)	IL	204,865	19,421	19,421	0.50	0.50	4.72	4.71	07/15/05	OTCBB	2,224,911	27.48
SUGR	Sugar Creek Financial (MHC)	IL	83,055	6,050	6,050	NA	NA	NA	NA	04/04/07	OTCBB	NA	9.61
MSVB	Mid-Southern Savings Bank(MHC)	IN	162,637	17,029	17,029	0.57	0.57	5.53	5.53	04/09/98	OTCBB	1,468,815	28.66
UCBA	United Community Bancorp (MHC)	IN	386,240	62,169	62,169	0.73	0.51	4.17	2.92	03/31/06	NASDAQ	NA	101.57
CFFN	Capitol Federal Finl (MHC)	KS	8,205,833	867,139	867,139	0.55	0.55	5.22	5.26	04/01/99	NASDAQ	74,115,555	2,875.25
KFFB	Kentucky First Federal (MHC)	KY	267,193	62,329	47,178	0.37	0.36	1.57	1.56	03/03/05	NASDAQ	8,347,000	84.39
HFBL	Home Fedl Bncp Inc., LA (MHC)	LA	124,187	30,933	30,933	0.52	0.47	2.05	1.83	01/21/05	OTCBB	3,532,902	36.35
MDNB	Minden Bancorp Inc (MHC)	LA	115,966	20,160	20,160	1.16	1.16	6.98	6.98	07/02/02	OTCBB	1,376,666	33.93
GTWN	Georgetown Bancorp Inc. (MHC)	MA	184,394	17,960	17,960	-0.33	-0.30	-2.90	-2.70	01/06/05	OTCBB	2,699,250	20.92
SERC	Service Bancorp Inc. (MHC)	MA	409,691	29,431	29,431	0.36	0.30	5.03	4.25	10/08/98	OTCBB	1,642,000	50.90
UBNK	United Financial Bancorp (MHC)	MA	1,033,698	138,485	138,213	0.45	0.46	3.21	3.30	07/13/05	NASDAQ	17,096,134	252.00
WFSM	Westborough Finl Services(MHC)	MA	300,525	28,167	28,167	-0.20	-0.20	-2.09	-2.10	02/16/00	OTCBB	1,608,774	56.31
BCSB	BCSB Bankcorp Inc. (MHC)	MD	767,851	33,651	31,130	-0.94	-0.94	-21.22	-21.23	07/08/98	NASDAQ	5,913,743	89.00
BVFL	BV Financial Inc. (MHC)	MD	133,491	18,508	18,449	0.09	0.09	0.63	0.63	01/13/05	OTCBB	2,625,387	22.71
SFBI	SFSB Inc. (MHC)	MD	174,225	22,365	22,365	0.01	0.05	0.08	0.37	12/31/04	OTCBB	2,907,759	26.61
MSFN	MainStreet Financial Corp(MHC)	MI	114,543	8,599	7,580	-0.38	-0.36	-6.14	-6.14	12/27/06	OTCBB	756,068	7.37
EBMT	Eagle Bancorp (MHC)	MT	241,646	24,379	24,379	0.77	0.76	7.57	7.55	04/05/00	OTCBB	1,085,357	35.49
ASFE	AF Financial Group (MHC)	NC	248,008	14,254	12,642	0.43	0.43	7.24	7.27	10/07/96	OTCBB	1,050,804	17.92
WAKE	Wake Forest Bancshares (MHC)	NC	107,900	NA	NA	1.65	1.65	NA	NA	04/03/96	OTCBB	NA	26.71

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 11, 2007

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
EQFC	Equitable Financial Corp (MHC)	NE	185,958	24,465	24,465	-0.54	-0.67	-4.13	-5.11	11/08/05	OTCBB	3,297,509	35.45
CSBK	Clifton Svngs Bncp Inc. (MHC)	NJ	816,940	190,261	190,261	0.35	0.35	1.49	1.49	03/04/04	NASDAQ	29,329,200	348.98
COBK	Colonial Bkshrs Inc. (MHC)	NJ	383,597	36,663	36,663	0.45	0.45	4.49	4.48	06/30/05	NASDAQ	4,433,071	60.95
DLNO	Delanco Bancorp Inc. (MHC)	NJ	97,604	8,052	NA	NA	NA	NA	NA	04/02/07	OTCBB	NA	15.53
ISBC	Investors Bancorp Inc. (MHC)	NJ	5,484,316	864,234	864,234	0.47	0.51	2.87	3.13	10/12/05	NASDAQ	113,086,352	1,630.71
KRNY	Kearny Financial Corp. (MHC)	NJ	2,018,030	471,281	388,408	0.29	0.25	1.17	1.03	02/24/05	NASDAQ	71,648,937	1,019.65
LPBC	Lincoln Park Bancorp (MHC)	NJ	93,970	13,244	13,244	0.33	0.32	2.37	2.33	12/20/04	OTCBB	1,851,500	15.84
MGYR	Magyar Bancorp Inc. (MHC)	NJ	468,139	48,902	48,902	0.22	NA	1.96	NA	01/24/06	NASDAQ	5,923,742	87.67
MSBF	MSB Financial Corp. (MHC)	NJ	320,602	19,806	19,806	NA	NA	NA	NA	01/05/07	NASDAQ	NA	65.14
OSHC	Ocean Shore Holding Co. (MHC)	NJ	574,481	62,735	62,735	0.52	0.52	4.74	4.74	12/22/04	NASDAQ	NA	116.02
ORIT	Oritani Financial Corp. (MHC)	NJ	1,545,480	154,669	154,669	NA	NA	NA	NA	01/24/07	NASDAQ	NA	615.18
ROMA	Roma Financial Corp. (MHC)	NJ	876,081	234,654	234,082	0.62	0.62	2.89	2.89	07/12/06	NASDAQ	32,731,875	529.60
WAWL	Wawel Savings Bank (MHC)	NJ	98,238	15,298	15,298	1.28	1.28	7.34	7.34	04/01/04	OTCBB	2,144,701	25.52
ALMG	Alamogordo Finl Corp. (MHC)	NM	147,787	27,943	27,943	0.44	0.58	2.43	3.24	05/16/00	OTCBB	1,309,924	43.23
BFSB	Brooklyn Federal Bancorp (MHC)	NY	405,104	81,698	81,698	1.35	1.35	6.51	6.51	04/06/05	NASDAQ	13,225,000	196.13
FLTB	Flatbush Fed Bncp Inc. (MHC)	NY	157,197	15,708	15,708	0.34	0.34	3.39	3.39	10/21/03	OTCBB	2,761,067	20.02
GOV	Gouverneur Bancorp (MHC)	NY	132,213	20,152	20,152	0.96	0.77	6.24	5.01	03/23/99	AMEX	2,297,759	25.04
GCBC	Greene County Bncp Inc. (MHC)	NY	312,318	35,299	35,299	0.84	0.80	7.56	7.19	12/30/98	NASDAQ	4,146,826	57.40
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	354,237	53,747	53,747	0.52	0.52	4.05	4.05	04/04/06	NASDAQ	6,612,500	82.66
NECB	Northeast Community Bncp (MHC)	NY	288,417	96,751	96,751	0.57	0.58	2.24	2.28	07/06/06	NASDAQ	13,225,000	160.02
ONFC	Oneida Financial Corp. (MHC)	NY	455,024	58,422	38,508	0.91	0.79	7.18	6.24	12/30/98	NASDAQ	7,687,000	89.94
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	301,382	20,850	16,829	0.34	0.28	4.86	3.94	11/16/95	NASDAQ	2,466,332	31.91
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	152,766	18,724	18,314	0.05	-0.04	0.56	-0.46	07/11/06	OTCBB	2,380,500	21.90
CHEV	Cheviot Financial (MHC)	OH	314,594	71,629	71,629	0.47	0.46	1.98	1.94	01/06/04	NASDAQ	NA	125.57
GVFF	Greenville Federal Finl (MHC)	OH	129,011	22,741	22,741	0.43	NA	2.48	NA	01/05/06	OTCBB	2,298,411	22.41
TFSL	TFS Financial Corp (MHC)	OH	8,733,145	1,028,648	1,018,916	NA	NA	NA	NA	04/23/07	NASDAQ	NA	NA
ABBC	Abington Community Bncp (MHC)	PA	925,186	114,102	114,102	0.77	0.77	5.94	5.94	12/17/04	NASDAQ	15,288,454	291.24
ALLB	Alliance Bancorp Inc of Penn	PA	410,350	33,500	33,500	0.35	0.35	4.05	4.04	03/03/95	NASDAQ	7,225,184	66.33
EKFC	Eureka Financial Corp (MHC)	PA	95,681	20,620	20,620	0.98	0.98	4.65	4.65	01/07/99	OTCBB	1,234,843	33.34
FFCO	FedFirst Financial Corp. (MHC)	PA	283,517	48,346	45,266	0.13	0.13	0.75	0.75	04/07/05	NASDAQ	6,707,500	63.92
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	756,985	125,645	125,645	0.49	0.49	4.59	4.61	10/02/06	NASDAQ	14,679,750	199.35
NPEN	North Penn Bancorp Inc. (MHC)	PA	122,456	13,126	13,126	0.28	0.27	2.88	2.81	06/02/05	OTCBB	1,443,555	21.65
NWSB	Northwest Bancorp Inc. (MHC)	PA	6,732,139	608,479	444,031	0.72	NA	7.79	NA	11/07/94	NASDAQ	49,815,041	1374.40
PBCP	Polonia Bancorp (MHC)	PA	203,374	11,777	11,777	-0.13	-0.06	-1.87	-0.94	01/11/07	OTCBB	NA	32.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MAY 11, 2007

		State	ASSETS AND EQUITY Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	PROFITABILITY ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	CAPITAL ISSUES IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PBIP	Prudential Bncp Inc. PA (MHC)	PA	466,954	87,482	87,482	0.79	0.78	4.18	4.15	03/30/05	NASDAQ	12,017,750	165.84
FSGB	First Federal of SC FSB (MHC)	SC	116,469	10,194	NA	0.36	0.33	4.13	3.82	11/14/94	Pink	1,012,755	35.45
VPFG	ViewPoint Financial Grp (MHC)	TX	1,576,692	214,778	214,778	0.65	0.65	6.76	6.80	10/03/06	NASDAQ	25,788,750	471.68
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,770,966	200,004	197,959	0.01	-0.02	0.10	-0.20	06/21/93	Pink	1,855,431	256.05
WAUW	Wauwatosa Holdings Inc. (MHC)	WI	1,648,470	241,272	241,272	0.50	0.54	3.41	3.64	10/05/05	NASDAQ	33,114,539	581.86
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		844,554	111,160	109,985	0.59	0.39	4.47	2.98			12,617,327	219.10
	MEDIAN		313,456	35,299	35,981	0.47	0.47	3.38	3.34			4,289,948.50	63.92
	HIGH		8,733,145	1,028,648	1,018,916	4.83	1.65	20.45	7.55			113,086,352	2,875.25
	LOW		75,063	6,050	6,050	-0.94	-0.94	-21.22	-21.23			756,068	7.37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 36

RECENT FULLY CONVERTED THRIFT INSTITUTIONS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 05/11/07 ($)	% Change From IPO Price
MNKB	Monadnock Bancorp, Inc.	NH	06/29/06	8.00	8.00	0.00	8.00	0.00	6.90	(13.75)	6.75	(15.63)
NFSB	Newport Bancorp Inc.	RI	07/07/06	10.00	12.80	28.00	12.86	28.60	13.17	31.70	13.48	34.80
FCLF	First Clover Leaf Fin Corp.	IL	07/11/06	10.00	10.39	3.90	10.70	7.00	11.02	10.20	10.81	8.10
CBNK	Chicopee Bancorp Inc.	MA	07/20/06	10.00	14.46	44.60	14.47	44.70	14.52	45.20	15.46	54.60
LBCP	Liberty Bancorp Inc.	MO	07/24/06	10.00	10.25	2.50	10.07	0.70	10.09	0.90	10.85	8.50
CZWI	Citizens Community Bncp	WI	10/31/06	10.00	10.47	4.67	9.90	(1.00)	9.75	(2.50)	9.18	(8.20)
WFD	Westfield Financial Inc.	MA	01/04/07	10.00	10.70	7.00	10.72	7.20	10.90	9.00	10.29	2.90
HBNK	Hampden Bancorp Inc.	MA	01/17/07	10.00	12.82	28.20	12.45	24.50	12.34	23.40	11.77	17.70
OSBK	Osage Bancshares Inc.	OK	01/18/07	10.00	9.95	(0.50)	10.00	0.00	9.32	(6.80)	9.38	(6.20)
CMSB	CMS Bancorp Inc.	NY	04/04/07	10.00	10.57	5.70	10.52	5.20	10.32	3.20	10.32	3.20
ESSA	ESSA Bancorp Inc.	PA	04/04/07	10.00	11.78	17.80	12.15	21.50	11.46	14.60	11.65	16.50
PBCTD	People's United Financial Inc.	CT	04/16/07	20.00	20.75	3.75	20.74	3.70	NA	NA	20.37	1.85
			AVERAGE			**12.14**		**11.84**		**10.47**		**9.84**
			MEDIAN			**5.19**		**6.10**		**9.00**		**5.65**
			HIGH			**44.60**		**44.70**		**45.20**		**54.60**
			LOW			**(0.50)**		**(1.00)**		**(13.75)**		**(15.63)**

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 37

RECENT FIRST STAGE MUTUAL HOLDING COMPANY OFFERINGS

PRICES AND PRICE CHANGES

				PRICES AND CHANGE FROM IPO DATE							CURRENT DATA	
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change	Closing Price on 05/11/07 ($)	% Change From IPO Price
BFFI	Ben Franklin Finl Inc. (MHC)	IL	10/19/06	10.00	10.70	7.00	10.65	6.50	10.65	6.50	10.40	4.00
FXCB	Fox Chase Bancorp Inc. (MHC)	PA	10/02/06	10.00	12.95	29.50	12.79	27.90	13.01	30.10	13.89	38.90
LSBK	Lake Shore Bancorp Inc. (MHC)	NY	04/04/06	10.00	10.70	7.00	10.55	5.50	10.29	2.90	12.40	24.00
MSFN	MainStreet Financial Corp(MHC)	MI	12/27/06	10.00	11.00	10.00	11.00	10.00	9.75	(2.50)	9.60	(4.00)
MSBF	MSB Financial Corp. (MHC)	NJ	01/05/07	10.00	12.30	23.00	12.15	21.50	11.93	19.30	11.52	15.20
MFDB	Mutual Federal Bncp Inc. (MHC)	IL	04/06/06	10.00	11.13	11.30	11.00	10.00	11.40	14.00	13.30	33.00
NECB	Northeast Community Bncp (MHC)	NY	07/06/06	10.00	11.00	10.00	11.20	12.00	11.20	12.00	12.02	20.20
ORIT	Oritani Financial Corp. (MHC)	NJ	01/24/07	10.00	15.97	59.70	15.43	54.30	15.50	55.00	15.26	52.60
PBCP	Polonia Bancorp (MHC)	PA	01/11/07	10.00	10.05	0.05	10.15	1.50	10.10	1.00	9.90	(1.00)
ROMA	Roma Financial Corp. (MHC)	NJ	07/12/06	10.00	14.10	41.00	14.50	45.00	14.66	46.60	16.27	62.70
SCAY	Seneca-Cayuga Bncp Inc. (MHC)	NY	07/11/06	10.00	10.00	0.00	9.85	(1.50)	9.30	(7.00)	9.60	(4.00)
SUGR	Sugar Creek Financial (MHC)	IL	04/04/07	10.00	10.00	0.00	10.00	0.00	10.60	6.00	10.50	5.00
UCBA	United Community Bancorp (MHC)	IN	03/31/06	10.00	10.80	8.00	10.84	8.40	10.55	5.50	12.50	25.00
VPFG	ViewPoint Financial Grp (MHC)	TX	10/03/06	10.00	14.99	49.90	15.25	52.50	15.39	53.90	18.20	82.00
DLNO	Delanco Bancorp Inc. (MHC)	NJ	04/02/07	10.00	10.00	0.00	10.00	0.00	9.50	(5.00)	8.75	(12.50)
TFSL	TFS Financial Corp (MHC)	OH	04/23/07	10.00	11.79	17.90	11.80	18.00	NA	NA	12.33	23.30
			AVERAGE			**17.15**		**16.98**		**15.89**		**22.78**
			MEDIAN			**10.00**		**10.00**		**6.50**		**21.75**
			HIGH			**59.70**		**54.30**		**55.00**		**82.00**
			LOW			**0.00**		**(1.50)**		**(7.00)**		**(12.50)**

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF THE LAPORTE SAVINGS BANK

NONE

(Excludes the merger of The LaPorte Savings Bank and City Savings Financial Corporation)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP SELECTION - MUTUAL HOLDING COMPANIES

				Number of Offices	Exchange	IPO Date	Total Assets ($000)	Equity/ Assets ($000)	Net Interest Margin (%)	Core ROAA (%)
GOV	Gouverneur Bancorp (MHC)	Gouverneur	NY	2	AMEX	03/23/99	132,500	15.25	3.66	0.85
KFFB	Kentucky First Federal (MHC)	Hazard	KY	1	NASDAQ	03/03/05	267,193	23.33	2.63	0.59
JXSB	Jacksonville Bancorp (MHC)	Jacksonville	IL	8	NASDAQ	04/21/95	275,439	7.79	2.85	0.35
FFCO	FedFirst Financial Corp. (MHC)	Monessen	PA	8	NASDAQ	04/07/05	285,141	16.23	2.38	(0.03)
NECB	Northeast Community Bncp (MHC)	White Plains	NY	6	NASDAQ	07/06/06	288,417	33.55	4.24	0.58
CHEV	Cheviot Financial (MHC)	Cincinnati	OH	7	NASDAQ	01/06/04	314,594	22.77	3.03	0.55
PBHC	Pathfinder Bancorp Inc. (MHC)	Oswego	NY	8	NASDAQ	11/16/95	317,219	6.60	3.10	0.28
MSBF	MSB Financial Corp. (MHC)	Millington	NJ	4	NASDAQ	01/05/07	320,602	6.18	3.12	0.55
GCBC	Greene County Bncp Inc. (MHC)	Catskill	NY	10	NASDAQ	12/30/98	321,405	11.01	3.84	0.77
LSBK	Lake Shore Bancorp Inc. (MHC)	Dunkirk	NY	8	NASDAQ	04/04/06	351,959	15.38	3.00	0.52
UCBA	United Community Bancorp (MHC)	Lawrenceburg	IN	5	NASDAQ	03/31/06	386,240	16.10	3.15	0.36
BFSB	Brooklyn Federal Bancorp (MHC)	Brooklyn	NY	4	NASDAQ	04/06/05	398,816	21.11	4.21	1.25
COBK	Colonial Bkshrs Inc. (MHC)	Bridgeton	NJ	6	NASDAQ	06/30/05	412,364	9.03	2.47	0.45
ALLB	Alliance Bancorp Inc of Penn	Broomall	PA	9	NASDAQ	03/03/95	419,159	11.83	2.82	0.35
NVSL	Naugatuck Valley Finl (MHC)	Naugatuck	CT	9	NASDAQ	10/01/04	424,105	11.91	3.26	0.38
HBOS	Heritage Financial Group (MHC)	Albany	GA	7	NASDAQ	06/30/05	441,289	14.44	4.19	0.64
ONFC	Oneida Financial Corp. (MHC)	Oneida	NY	13	NASDAQ	12/30/98	455,024	12.84	3.45	0.84
PBIP	Prudential Bncp Inc. PA (MHC)	Philadelphia	PA	6	NASDAQ	03/30/05	467,706	18.19	2.87	0.84
MGYR	Magyar Bancorp Inc. (MHC)	New Brunswick	NJ	5	NASDAQ	01/24/06	468,139	10.45	3.63	0.02
PSBH	PSB Holdings Inc. (MHC)	Putnam	CT	7	NASDAQ	10/05/04	483,014	10.70	2.84	0.50
OSHC	Ocean Shore Holding Co. (MHC)	Ocean City	NJ	8	NASDAQ	12/22/04	574,481	10.92	2.94	0.56
BCSB	BCSB Bankcorp Inc. (MHC)	Baltimore	MD	18	NASDAQ	07/08/98	726,426	4.74	1.89	(0.92)
FXCB	Fox Chase Bancorp Inc. (MHC)	Hatboro	PA	10	NASDAQ	10/02/06	742,265	17.05	2.33	0.49
HOME	Home Federal Bancorp (MHC)	Nampa	ID	15	NASDAQ	12/07/04	745,954	14.88	3.33	0.85
SIFI	SI Financial Group Inc. (MHC)	Willimantic	CT	19	NASDAQ	10/01/04	759,934	10.95	3.26	0.41
KFED	K-Fed Bancorp (MHC)	Covina	CA	7	NASDAQ	03/31/04	776,684	11.88	2.65	0.68
CSBK	Clifton Svngs Bncp Inc. (MHC)	Clifton	NJ	10	NASDAQ	03/04/04	805,042	22.93	2.01	0.30
ACFC	Atlantic Coast Fed Corp (MHC)	Waycross	GA	13	NASDAQ	10/05/04	885,956	10.15	3.00	0.68
ROMA	Roma Financial Corp. (MHC)	Robbinsville	NJ	9	NASDAQ	07/12/06	887,906	26.71	3.28	0.62
ABBC	Abington Community Bncp (MHC)	Jenkintown	PA	17	NASDAQ	12/17/04	951,160	12.15	2.68	0.77
UBNK	United Financial Bancorp (MHC)	West Springfield	MA	13	NASDAQ	07/13/05	1,033,698	13.40	2.97	0.53
ORIT	Oritani Financial Corp. (MHC)	Washington Twp	NJ	20	NASDAQ	01/24/07	1,217,043	21.82	2.75	0.79
RCKB	Rockville Financial Inc. (MHC)	Vernon Rockville	CT	19	NASDAQ	05/23/05	1,232,836	12.58	3.28	0.57
VPFG	ViewPoint Financial Grp (MHC)	Plano	TX	36	NASDAQ	10/03/06	1,576,692	13.62	2.99	0.65
WAUW	Wauwatosa Holdings Inc. (MHC)	Wauwatosa	WI	9	NASDAQ	10/05/05	1,647,537	13.97	2.52	0.54
KRNY	Kearny Financial Corp. (MHC)	Fairfield	NJ	26	NASDAQ	02/24/05	2,007,739	23.59	2.67	NA
ISBC	Investors Bancorp Inc. (MHC)	Short Hills	NJ	47	NASDAQ	10/12/05	5,484,316	15.76	2.03	0.29
NWSB	Northwest Bancorp Inc. (MHC)	Warren	PA	163	NASDAQ	11/07/94	6,732,139	9.04	3.06	0.79
CFFN	Capitol Federal Finl (MHC)	Topeka	KS	37	NASDAQ	04/01/99	8,097,293	10.75	1.57	0.59
TFSL	TFS Financial Corp (MHC)	Cleveland	OH	40	NASDAQ	04/23/07	8,733,145	11.78	2.37	0.50

EXHIBIT 40

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	THE LAPORTE SAVINGS BANK	**LaPorte**	**IN**	**6**	-	-	**251,722**	**228,345**	**137,814**	**419**	**184,215**	**26,878**
COMPARABLE GROUP												
CHEV	Cheviot Financial Corp. (MHC)	Cincinnati	OH	7	NASDAQ	01/06/04	314,594	294,116	243,550	0	212,503	71,629
COBK	Colonial Bankshares, Inc. (MHC)	Bridgeton	NJ	6	NASDAQ	06/30/05	412,364	359,738	209,747	0	366,445	37,233
GOV	Gouverneur Bancorp, Inc. (MHC)	Gouverneur	NY	2	AMEX	03/23/99	132,500	121,716	107,000	0	74,400	20,200
GCBC	Greene County Bancorp, Inc. (MHC)	Catskill	NY	10	NASDAQ	12/30/98	321,405	278,593	204,865	0	280,213	35,372
HBOS	Heritage Financial Group (MHC)	Albany	GA	7	NASDAQ	06/30/05	441,289	362,774	282,438	0	320,659	63,718
JXSB	Jacksonville Bancorp, Inc. (MHC)	Jacksonville	IL	8	NASDAQ	04/21/95	275,439	247,287	156,003	2,826	240,620	21,457
KFFB	Kentucky First Federal Bancorp (MHC)	Hazard	KY	1	NASDAQ	03/03/05	267,193	117,160	164,388	15,151	139,099	62,329
MGYR	Magyar Bancorp, Inc. (MHC)	New Brunswick	NJ	5	NASDAQ	01/24/06	468,139	412,880	378,414	0	348,593	48,902
NVSL	Naugatuck Valley Financial Corp. (MHC)	Naugatuck	CT	9	NASDAQ	10/01/04	424,105	375,859	315,115	180	305,037	50,499
ONFC	Oneida Financial Corp. (MHC)	Oneida	NY	13	NASDAQ	12/30/98	455,024	370,093	244,101	19,914	319,794	58,422
PBHC	Pathfinder Bancorp, Inc. (MHC)	Oswego	NY	8	NASDAQ	11/16/95	317,219	271,687	203,200	3,964	260,461	20,932
PSBH	PSB Holdings, Inc. (MHC)	Putnam	CT	7	NASDAQ	10/05/04	483,014	440,830	223,399	8,068	288,948	51,667
UCBA	United Community Bancorp (MHC)	Lawrenceburg	IN	5	NASDAQ	03/31/06	386,240	342,417	268,602	0	321,179	62,169
	Average			6.77			361,425	307,319	230,832	3,854	267,535	46,502
	Median			7.00			386,240	342,417	223,399	0	288,948	50,499
	High			13.00			483,014	440,830	378,414	19,914	366,445	71,629
	Low			1.00			132,500	117,160	107,000	0	74,400	20,200

KELLER & COMPANY
Columbus, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

	Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
		As a Percent of Total Assets											
SUBJECT													
THE LAPORTE SAVINGS BANK	**251,722**	**23.84**	**13.22**	**54.75**	**0.41**	**0.18**	**0.17**	**7.85**	**15.33**	**0.61**	**90.71**	**78.90**	**0.17**
COMPARABLE GROUP													
CHEV Cheviot Financial (MHC)	314,594	13.64	4.86	76.66	0.26	0.00	0.00	3.29	10.20	0.09	91.43	71.20	0.02
COBK Colonial Bkshrs Inc. (MHC)	412,364	27.45	13.87	48.14	0.33	0.00	0.00	3.56	12.18	0.06	81.50	74.10	0.00
GOV Gouverneur Bancorp (MHC)	132,500	6.07	4.63	81.36	0.72	0.00	0.00	6.11	10.10	0.53	88.09	76.26	0.00
GCBC Greene County Bncp Inc. (MHC)	321,405	20.87	11.41	59.14	0.41	0.00	0.00	4.27	10.41	0.00	86.68	81.22	0.00
HBOS Heritage Financial Group (MHC)	441,289	19.87	5.44	61.80	0.92	0.08	0.23	6.26	21.95	0.14	76.99	64.79	0.00
JXSB Jacksonville Bancorp (MHC)	275,439	32.42	2.98	56.37	0.68	0.06	1.03	3.83	16.38	0.56	88.59	78.53	0.38
KFFB Kentucky First Federal (MHC)	267,193	25.49	6.31	58.15	0.27	0.01	5.71	2.33	0.35	0.56	92.37	77.50	0.02
MGYR Magyar Bancorp Inc. (MHC)	468,139	3.24	7.65	74.33	0.83	0.00	0.00	7.54	35.02	1.70	77.93	70.96	0.00
NVSL Naugatuck Valley Finl (MHC)	424,105	13.23	6.13	72.71	0.49	0.00	0.04	5.47	17.43	0.49	82.49	76.97	0.00
ONFC Oneida Financial Corp. (MHC)	455,024	23.66	6.39	54.38	0.46	0.00	4.37	8.48	13.03	0.01	81.72	70.61	0.07
PBHC Pathfinder Bancorp Inc. (MHC)	317,219	16.72	7.85	63.59	0.47	0.16	1.27	5.41	13.48	0.55	86.19	80.81	0.02
PSBH PSB Holdings Inc. (MHC)	483,014	31.41	21.03	41.50	0.33	0.00	1.71	2.56	10.13	0.31	77.41	63.59	0.00
UCBA United Community Bancorp (MHC)	386,240	16.21	7.95	63.31	0.54	0.06	0.00	4.27	25.39	0.27	83.23	76.77	0.06
Average	361,425	19.25	8.19	62.42	0.52	0.03	1.10	4.87	15.08	0.41	84.20	74.10	0.04
Median	386,240	19.87	6.39	61.80	0.47	0.00	0.04	4.27	13.03	0.31	83.23	76.26	0.00
High	483,014	32.42	21.03	81.36	0.92	0.16	5.71	8.48	35.02	1.70	92.37	81.22	0.38
Low	132,500	3.24	2.98	41.50	0.26	0.00	0.00	2.33	0.35	0.00	76.99	63.59	0.00
ALL THRIFTS													
Average	4,052,441	13.94	9.00	71.72	0.63	0.12	0.80	4.17	26.09	0.73	91.59	81.36	0.16
MIDWEST THRIFTS													
Average	1,166,593	13.04	6.15	74.99	0.67	0.16	0.59	4.45	24.84	1.11	90.53	81.43	0.14
INDIANA THRIFTS													
Average	376,046	15.22	4.79	74.50	0.76	0.28	0.26	4.90	22.69	1.66	93.77	84.76	0.11

EXHIBIT 42

BALANCE SHEET COMPARISON
LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT														
	THE LAPORTE SAVINGS BANK	**224,844**	**26,878**	**73.18**	**15.29**	**0.85**	**0.00**	**10.68**	**(0.19)**	**10.56**	**10.68**	**10.86**	**10.86**	**18.53**
COMPARABLE GROUP														
CHEV	Cheviot Financial (MHC)	242,965	71,629	67.55	8.92	0.77	0.00	22.77	(0.00)	9.95	22.77	22.77	16.36	33.29
COBK	Colonial Bkshrs Inc. (MHC)	375,131	37,233	88.86	1.65	0.46	0.00	9.03	(0.13)	4.81	9.03	9.03	8.46	18.26
GOV	Gouverneur Bancorp (MHC)	112,300	20,200	56.15	26.94	1.66	0.00	15.25	0.18	12.75	15.25	15.25	14.60	26.66
GCBC	Greene County Bncp Inc. (MHC)	286,033	35,372	87.18	1.56	0.26	0.00	11.01	(0.23)	8.79	11.01	11.01	9.40	19.65
HBOS	Heritage Financial Group (MHC)	377,571	63,718	72.66	10.32	1.31	0.00	14.44	(0.44)	2.17	14.44	14.67	12.07	18.53
JXSB	Jacksonville Bancorp (MHC)	253,982	21,457	87.36	3.13	1.72	0.00	7.79	(0.43)	5.71	7.79	6.83	6.96	12.34
KFFB	Kentucky First Federal (MHC)	204,864	62,329	52.06	23.81	0.81	0.00	23.33	(0.20)	11.07	23.33	18.72	10.04	73.77
MGYR	Magyar Bancorp Inc. (MHC)	419,237	48,902	74.46	13.90	1.19	0.00	10.45	0.00	5.38	10.45	10.45	10.31	11.04
NVSL	Naugatuck Valley Finl (MHC)	373,606	50,499	71.92	15.36	0.81	0.00	11.91	(0.08)	5.43	11.91	11.87	9.17	14.29
ONFC	Oneida Financial Corp. (MHC)	396,542	58,422	70.28	15.79	1.08	0.00	12.84	(0.17)	9.52	12.84	8.85	8.14	13.36
PBHC	Pathfinder Bancorp Inc. (MHC)	296,287	20,932	82.11	10.19	1.11	0.00	6.60	(0.27)	6.18	6.60	5.42	7.49	12.91
PSBH	PSB Holdings Inc. (MHC)	431,347	51,667	59.82	28.74	0.75	0.00	10.70	(0.51)	5.77	10.70	9.18	6.94	15.02
UCBA	United Community Bancorp (MHC)	324,071	62,169	83.16	0.00	0.75	0.00	16.10	(0.07)	7.85	16.10	16.10	17.57	28.93
	Average	314,918	46,502	73.35	12.33	0.97	0.00	13.25	(0.18)	7.34	13.25	12.32	10.58	22.93
	Median	324,071	50,499	72.66	10.32	0.81	0.00	11.91	(0.17)	6.18	11.91	11.01	9.40	18.26
	High	431,347	71,629	88.86	28.74	1.72	0.00	23.33	0.18	12.75	23.33	22.77	17.57	73.77
	Low	112,300	20,200	52.06	0.00	0.26	0.00	6.60	(0.51)	2.17	6.60	5.42	6.94	11.04
ALL THRIFTS														
	Average	3,717,237	373,546	62.24	24.94	2.17	0.10	8.98	(0.02)	4.96	10.63	9.95	9.74	14.45
MIDWEST THRIFTS														
	Average	1,063,485	102,971	64.87	17.13	1.05	0.00	8.83	(0.01)	5.00	10.42	10.04	9.66	12.80
INDIANA THRIFTS														
	Average	340,285	35,744	71.80	14.82	0.92	0.00	9.51	0.01	5.51	9.73	9.55	9.63	19.52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 43

INCOME AND EXPENSE COMPARISON AS A PERCENTAGE OF AVERAGE ASSETS

TRAILING FOUR QUARTERS

	Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																
THE LAPORTE SAVINGS BANK	**5.41**	**2.83**	**2.58**	**0.04**	**0.44**	**1.15**	**0.00**	**0.00**	**2.83**	**0.00**	**0.85**	**0.22**	**0.63**	**0.00**	**0.63**	**0.40**
COMPARABLE GROUP																
CHEV Cheviot Financial (MHC)	5.46	2.57	2.88	0.01	0.00	0.16	0.00	0.01	2.24	0.00	0.82	0.26	0.56	0.00	0.56	0.55
COBK Colonial Bkshrs Inc. (MHC)	5.16	2.85	2.31	0.05	0.00	0.25	0.00	0.00	2.07	0.00	0.48	0.03	0.45	0.00	0.45	0.45
GOV Gouverneur Bancorp (MHC)	5.98	2.56	3.41	0.08	0.08	0.42	0.00	(0.04)	2.55	0.00	1.52	0.48	1.04	0.00	1.04	0.85
GCBC Greene County Bncp Inc. (MHC)	5.00	1.40	3.60	0.07	0.00	0.97	0.00	0.00	3.53	0.02	1.04	0.28	0.76	0.00	0.76	0.77
HBOS Heritage Financial Group (MHC)	6.04	2.24	3.80	0.19	(0.02)	1.28	0.00	0.00	4.29	0.00	0.82	0.20	0.63	0.00	0.63	0.64
JXSB Jacksonville Bancorp (MHC)	5.40	2.72	2.68	0.02	(0.01)	0.82	0.03	0.03	3.05	0.00	0.47	0.13	0.35	0.00	0.35	0.35
KFFB Kentucky First Federal (MHC)	4.71	2.31	2.40	0.01	0.00	0.07	0.05	(0.00)	1.61	0.00	0.86	0.27	0.59	0.00	0.59	0.59
MGYR Magyar Bancorp Inc. (MHC)	5.97	2.63	3.34	0.24	(0.03)	0.23	0.00	0.00	3.37	0.00	(0.03)	(0.03)	0.00	0.00	0.00	0.02
NVSL Naugatuck Valley Finl (MHC)	5.46	2.46	3.00	0.05	0.00	0.46	0.01	0.00	3.03	0.00	0.43	0.05	0.38	0.00	0.38	0.38
ONFC Oneida Financial Corp. (MHC)	5.11	2.17	2.94	0.06	0.07	3.55	0.09	0.00	5.46	0.00	1.31	0.35	0.96	0.00	0.96	0.84
PBHC Pathfinder Bancorp Inc. (MHC)	5.27	2.50	2.76	0.01	0.10	0.77	0.07	0.07	3.24	0.00	0.42	0.08	0.34	0.00	0.34	0.28
PSBH PSB Holdings Inc. (MHC)	4.92	2.23	2.69	0.05	0.06	0.46	0.05	0.00	2.57	0.00	0.69	0.16	0.54	0.00	0.54	0.50
UCBA United Community Bancorp (MHC)	5.26	2.29	2.98	0.04	(0.08)	0.38	0.00	0.00	2.82	0.00	0.47	0.17	0.31	0.00	0.31	0.36
Average	5.36	2.38	2.99	0.07	0.01	0.76	0.02	0.01	3.07	0.00	0.72	0.19	0.53	0.00	0.53	0.51
Median	5.27	2.46	2.94	0.05	0.00	0.46	0.00	0.00	3.03	0.00	0.69	0.17	0.54	0.00	0.54	0.50
High	6.04	2.85	3.80	0.24	0.10	3.55	0.09	0.07	5.46	0.02	1.52	0.48	1.04	0.00	1.04	0.85
Low	4.71	1.40	2.31	0.01	(0.08)	0.07	0.00	(0.04)	1.61	0.00	(0.03)	(0.03)	0.00	0.00	0.00	0.02
ALL THRIFTS																
Average	5.63	3.31	2.38	0.22	0.33	1.31	0.03	0.00	2.27	0.03	1.12	0.37	0.73	0.05	0.77	0.76
MIDWEST THRIFTS																
Average	4.70	2.69	2.62	0.17	1.11	0.84	0.02	0.00	2.16	0.02	1.13	0.40	0.73	0.00	0.73	0.72
INDIANA THRIFTS																
Average	5.66	3.09	2.68	0.10	0.49	0.74	0.01	0.00	2.65	0.00	0.68	0.16	0.53	0.00	0.53	0.48

EXHIBIT 44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

	Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT								
THE LAPORTE SAVINGS BANK	**5.97**	**3.58**	**2.39**	**2.84**	**0.63**	**0.40**	**6.22**	**3.92**
COMPARABLE GROUP								
CHEV Cheviot Financial (MHC)	5.74	3.47	2.27	3.03	0.56	0.55	2.32	2.28
COBK Colonial Bkshrs Inc. (MHC)	5.51	3.34	2.17	2.37	0.45	0.45	4.49	4.48
GOV Gouverneur Bancorp (MHC)	6.40	3.17	3.23	3.49	1.04	0.85	6.76	5.50
GCBC Greene County Bncp Inc. (MHC)	5.32	1.58	3.74	3.66	0.76	0.77	6.75	6.88
HBOS Heritage Financial Group (MHC)	6.65	2.93	3.72	3.95	0.63	0.64	3.44	3.49
JXSB Jacksonville Bancorp (MHC)	5.73	3.25	2.48	2.71	0.35	0.35	4.37	4.44
KFFB Kentucky First Federal (MHC)	5.15	3.00	2.15	2.32	0.59	0.59	2.68	2.67
MGYR Magyar Bancorp Inc. (MHC)	6.47	3.13	3.34	3.53	0.00	0.02	0.01	0.19
NVSL Naugatuck Valley Finl (MHC)	5.93	2.86	3.07	3.14	0.38	0.38	2.79	2.78
ONFC Oneida Financial Corp. (MHC)	5.99	2.94	3.05	3.43	0.96	0.84	7.67	6.67
PBHC Pathfinder Bancorp Inc. (MHC)	5.86	2.94	2.92	3.07	0.34	0.28	4.86	3.94
PSBH PSB Holdings Inc. (MHC)	5.20	2.87	2.33	2.40	0.54	0.50	4.09	3.79
UCBA United Community Bancorp (MHC)	5.56	2.62	2.94	3.21	0.31	0.36	2.53	2.99
Average	5.81	2.93	2.88	3.10	0.53	0.51	4.06	3.85
Median	5.74	2.94	2.94	3.14	0.54	0.50	4.09	3.79
High	6.65	3.47	3.74	3.95	1.04	0.85	7.67	6.88
Low	5.15	1.58	2.15	2.32	0.00	0.02	0.01	0.19
ALL THRIFTS								
Average	6.35	3.55	2.80	3.10	0.77	0.76	8.79	8.64
MIDWEST THRIFTS								
Average	6.38	3.58	2.80	3.12	0.73	0.72	8.30	8.23
INDIANA THRIFTS								
Average	6.36	3.65	2.72	2.96	0.50	0.50	5.39	5.33

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD				
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT										
	THE LAPORTE SAVINGS BANK	**0.00**	**0.00**	**0.00**	**0.00**	**0.74**	**99.03**	**0.05**	**120.00**	**25.60**
COMPARABLE GROUP										
CHEV	Cheviot Financial (MHC)	0	0.29	2.35	193.33	0.34	296.44	0.00	NM	31.34
COBK	Colonial Bkshrs Inc. (MHC)	0	0.00	0.00	0.00	0.69	589.27	-0.01	NM	7.15
GOV	Gouverneur Bancorp (MHC)	0	0.31	2.91	70.45	0.87	137.19	0.02	476.19	31.58
GCBC	Greene County Bncp Inc. (MHC)	0	0.48	3.51	84.21	0.69	NM	0.07	163.93	26.99
HBOS	Heritage Financial Group (MHC)	0	0.22	1.43	88.00	1.47	702.76	0.09	293.25	23.72
JXSB	Jacksonville Bancorp (MHC)	0	0.30	2.31	88.24	1.19	123.94	0.03	142.86	27.12
KFFB	Kentucky First Federal (MHC)	0	0.40	3.96	333.33	0.46	48.99	0.01	200.60	31.29
MGYR	Magyar Bancorp Inc. (MHC)	0	0.00	0.00	0.00	1.11	52.59	0.06	485.35	NM
NVSL	Naugatuck Valley Finl (MHC)	0	0.20	1.67	111.11	0.67	103.03	0.00	NM	12.35
ONFC	Oneida Financial Corp. (MHC)	0	0.47	4.00	90.38	0.83	NM	0.06	177.22	26.66
PBHC	Pathfinder Bancorp Inc. (MHC)	0	0.41	3.41	105.13	0.74	91.05	0.11	11.17	19.06
PSBH	PSB Holdings Inc. (MHC)	0	0.24	2.24	100.00	0.78	109.03	0.04	266.67	22.58
UCBA	United Community Bancorp (MHC)	0	0.29	2.56	87.88	0.85	216.56	0.13	42.70	35.65
	Average	0	0.28	2.33	104.00	0.82	224.62	0.05	225.93	24.62
	Median	0	0.29	2.35	88.24	0.78	123.94	0.04	188.61	26.83
	High	0	0.48	4.00	333.33	1.47	702.76	0.13	485.35	35.65
	Low	0	0.00	0.00	0.00	0.34	48.99	-0.01	11.17	7.15
ALL THRIFTS										
	Average	11.54	0.42	2.19	57.06	0.88	177.24	0.12	165.20	31.13
MIDWEST THRIFTS										
	Average	1.04	0.47	2.47	67.71	0.88	108.12	0.19	160.27	29.52
INDIANA THRIFTS										
	Average	0.00	0.56	3.05	66.68	1.01	127.35	0.27	108.50	21.90

EXHIBIT 46

COMPARABLE GROUP FINANCIAL AND PER SHARE DATA
Current Mutual Holding Company Structure

		Total Assets ($000)	Total Equity ($000)	Tangible Equity ($000)	Net Earnings ($000)	Core Earnings ($000)	Per Share: Assets ($)	Per Share: Book Value ($)	Per Share: Tangible Book Value ($)	Per Share: Net Earnings ($)	Per Share: Core Earnings ($)
COMPARABLE GROUP											
CHEV	Cheviot Financial (MHC)	314,594	71,629	71,629	1,696	1,667	33.65	7.66	7.66	0.18	0.18
COBK	Colonial Bkshrs Inc. (MHC)	412,364	37,233	37,233	1,611	1,608	93.02	8.40	8.40	0.36	0.36
GOV	Gouverneur Bancorp (MHC)	132,500	20,200	20,200	1,300	1,058	57.81	8.81	8.81	0.57	0.46
GCBC	Greene County Bncp Inc. (MHC)	321,405	35,372	35,372	2,243	2,286	77.54	8.53	8.53	0.54	0.55
HBOS	Heritage Financial Group (MHC)	441,289	63,718	64,743	2,354	2,392	40.51	5.85	5.94	0.22	0.22
JXSB	Jacksonville Bancorp (MHC)	275,439	21,457	18,631	895	909	138.73	10.81	9.38	0.45	0.46
KFFB	Kentucky First Federal (MHC)	267,193	62,329	47,178	1,588	1,580	31.20	7.28	5.51	0.19	0.18
MGYR	Magyar Bancorp Inc. (MHC)	468,139	48,902	48,902	5	73	79.03	8.26	8.26	0.00	0.01
NVSL	Naugatuck Valley Finl (MHC)	424,105	50,499	50,319	1,448	1,444	56.75	6.76	6.73	0.19	0.19
ONFC	Oneida Financial Corp. (MHC)	455,024	58,422	38,508	4,198	3,653	58.48	7.51	4.95	0.54	0.47
PBHC	Pathfinder Bancorp Inc. (MHC)	317,219	20,932	16,968	1,028	834	128.62	8.49	6.88	0.42	0.34
PSBH	PSB Holdings Inc. (MHC)	483,014	51,667	43,599	2,116	1,962	70.94	7.59	6.40	0.31	0.29
UCBA	United Community Bancorp (MHC)	386,240	62,169	62,169	1,038	1,224	45.63	7.35	7.35	0.12	0.14
	Average	361,425	46,502	42,727	1,655	1,592	70.15	7.94	7.29	0.31	0.30
	Median	386,240	50,499	43,599	1,588	1,580	58.48	7.66	7.35	0.31	0.29
	High	483,014	71,629	71,629	4,198	3,653	138.73	10.81	9.38	0.57	0.55
	Low	132,500	20,200	16,968	5	73	31.20	5.85	4.95	0.00	0.01

EXHIBIT 47

COMPARABLE GROUP SHARE AND MARKET DATA
Current Mutual Holding Company Structure

		Total Shares (000)	MHC Shares (000)	Minority Shares (000)	Minority Ownership (%)	Share Price ($)	Price/ Earnings (X)	Price/ Core Earnings (X)	Price/ Book (%)	Price/ Tang. Book (%)	Price/ Assets (%)
COMPARABLE GROUP											
CHEV	Cheviot Financial (MHC)	9,349,783	5,455,313	3,894,470	41.65%	13.63	NM	74.72	171.20	171.20	39.90
COBK	Colonial Bkshrs Inc. (MHC)	4,433,071	2,441,716	1,991,355	44.92%	14.21	38.00	38.07	173.37	173.37	16.57
GOV	Gouverneur Bancorp (MHC)	2,292,084	1,311,222	980,862	42.79%	11.00	24.65	30.29	162.24	162.24	24.76
GCBC	Greene County Bncp Inc. (MHC)	4,145,246	2,304,632	1,840,614	44.40%	14.25	27.41	26.89	181.15	181.15	19.78
HBOS	Heritage Financial Group (MHC)	10,894,017	7,868,875	3,025,142	27.77%	16.78	NM	74.48	278.89	283.41	42.38
JXSB	Jacksonville Bancorp (MHC)	1,985,417	1,038,738	946,679	47.68%	12.98	28.76	28.31	121.50	140.40	9.61
KFFB	Kentucky First Federal (MHC)	8,563,475	4,727,938	3,835,537	44.79%	10.10	55.32	55.60	132.87	174.54	32.40
MGYR	Magyar Bancorp Inc. (MHC)	5,923,742	3,200,450	2,723,292	45.97%	14.80	NM	NM	161.79	161.79	17.96
NVSL	Naugatuck Valley Finl (MHC)	7,473,225	4,182,407	3,290,818	44.03%	12.00	61.50	61.67	179.94	180.60	22.21
ONFC	Oneida Financial Corp. (MHC)	7,780,831	4,309,750	3,471,081	44.61%	12.00	21.87	25.13	154.99	234.79	20.43
PBHC	Pathfinder Bancorp Inc. (MHC)	2,466,332	1,583,239	883,093	35.81%	12.03	31.80	39.19	154.28	191.15	10.67
PSBH	PSB Holdings Inc. (MHC)	6,808,764	3,729,846	3,078,918	45.22%	10.70	35.43	38.21	145.42	174.99	14.99
UCBA	United Community Bancorp (MHC)	8,464,000	4,655,200	3,808,800	45.00%	12.50	34.72	54.33	140.87	140.87	24.82
	Average						35.95	45.57	166.04	182.35	22.81
	Median						33.26	38.70	161.79	174.54	20.43
	High						61.50	74.72	278.89	283.41	42.38
	Low						21.87	25.13	121.50	140.40	9.61

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 48

COMPARABLE GROUP SHARE AND MARKET DATA

Pro Forma Second Stage Conversion

		Share Price ($)	Per Share Assets ($)	Book Value ($)	Tangible Book Value ($)	Net Earnings ($)	Core Earnings ($)	Price/ Assets (%)	Price/ Book (%)	Price/ Tang. Book (%)	Price/ Earnings (X)	Price/ Core Earnings (X)
COMPARABLE GROUP												
CHEV	Cheviot Financial (MHC)	13.63	40.45	14.46	14.46	0.40	0.40	33.70	94.3	94.26	33.99	34.25
COBK	Colonial Bkshrs Inc. (MHC)	14.21	99.71	15.09	15.09	0.58	0.58	14.25	94.2	94.16	24.52	24.55
GOV	Gouverneur Bancorp (MHC)	11.00	63.19	14.19	14.19	0.74	0.64	17.41	77.5	77.50	14.85	17.31
GCBC	Greene County Bncp Inc. (MHC)	14.25	84.31	15.31	15.31	0.76	0.77	16.90	93.1	93.09	18.75	18.50
HBOS	Heritage Financial Group (MHC)	16.78	50.87	16.21	16.31	0.55	0.55	32.99	103.5	102.91	30.46	30.27
JXSB	Jacksonville Bancorp (MHC)	12.98	144.54	16.61	15.19	0.64	0.65	8.98	78.1	85.45	20.33	20.11
KFFB	Kentucky First Federal (MHC)	10.10	35.97	12.05	10.28	0.34	0.34	28.08	83.8	98.28	29.76	29.84
MGYR	Magyar Bancorp Inc. (MHC)	14.80	85.86	15.09	15.09	0.22	0.23	17.24	98.1	98.07	66.77	63.48
NVSL	Naugatuck Valley Finl (MHC)	12.00	62.49	12.50	12.48	0.38	0.38	19.20	96.0	96.19	31.64	31.69
ONFC	Oneida Financial Corp. (MHC)	12.00	64.16	13.19	10.63	0.72	0.65	18.70	91.0	112.87	16.60	18.38
PBHC	Pathfinder Bancorp Inc. (MHC)	12.03	135.22	15.09	13.48	0.63	0.55	8.90	79.7	89.23	19.09	21.82
PSBH	PSB Holdings Inc. (MHC)	10.70	75.95	12.60	11.41	0.47	0.45	14.09	84.9	93.74	22.64	23.78
UCBA	United Community Bancorp (MHC)	12.50	51.51	13.22	13.22	0.31	0.33	24.27	94.5	94.53	40.00	37.37
	Average							19.59	89.90	94.64	28.42	28.56
	Median							17.41	93.09	94.26	24.52	24.55
	High							33.70	103.50	112.87	66.77	63.48
	Low							8.90	77.50	77.50	14.85	17.31

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS - FULL CONVERSION

Stock Prices as of May 11, 2007

	Market Data				Pricing Ratios				
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)
THE LAPORTE SAVINGS BANK									
Appraised value - midpoint	**54.62**	**10.00**	**0.46**	**14.93**	**29.50**	**74.30**	**13.12**	**86.70**	**43.47**
Minimum	46.43	10.00	0.51	16.04	27.00	70.72	11.62	83.73	40.63
Maximum	62.81	10.00	0.43	14.11	31.76	77.28	14.49	89.07	45.89
Maximum, as adjusted	72.23	10.00	0.40	13.39	34.16	80.24	16.06	91.40	48.39
ALL THRIFTS									
Average	553.28	78.39	1.04	15.63	20.54	135.75	13.45	153.04	25.14
Median	58.61	16.86	0.87	14.02	16.73	125.08	12.59	135.27	17.37
INDIANA THRIFTS									
Average	41.63	18.40	0.95	16.40	20.10	112.69	10.84	117.21	28.22
Median	30.12	18.28	0.82	17.66	19.69	114.28	9.61	118.19	21.30
COMPARABLE GROUP - FULLY CONVERTED									
Average	80.38	12.84	0.52	14.28	28.42	89.90	19.59	94.64	28.56
Median	84.30	12.50	0.55	14.46	24.52	93.09	17.41	94.26	24.55
COMPARABLE GROUP - FULLY CONVERTED									
CHEV Cheviot Financial (MHC)	127.44	13.63	0.40	14.46	33.99	94.26	33.70	94.26	34.25
COBK Colonial Bkshrs Inc. (MHC)	62.99	14.21	0.58	15.09	24.52	94.16	14.25	94.16	24.55
GOV Gouverneur Bancorp (MHC)	25.30	11.00	0.74	14.19	14.85	77.50	17.41	77.50	17.31
GCBC Greene County Bncp Inc. (MHC)	59.14	14.25	0.76	15.31	18.75	93.09	16.90	93.09	18.50
HBOS Heritage Financial Group (MHC)	182.72	16.78	0.55	16.21	30.46	103.50	32.99	102.91	30.27
JXSB Jacksonville Bancorp (MHC)	25.79	12.98	0.64	16.61	20.33	78.13	8.98	85.45	20.11
KFFB Kentucky First Federal (MHC)	84.30	10.10	0.34	12.05	29.76	83.84	28.08	98.28	29.84
MGYR Magyar Bancorp Inc. (MHC)	87.67	14.80	0.22	15.09	66.77	98.07	17.24	98.07	63.48
NVSL Naugatuck Valley Finl (MHC)	88.90	12.00	0.38	12.50	31.64	96.00	19.20	96.19	31.69
ONFC Oneida Financial Corp. (MHC)	92.24	12.00	0.72	13.19	16.60	90.97	18.70	112.87	18.38
PBHC Pathfinder Bancorp Inc. (MHC)	29.87	12.03	0.63	15.09	19.09	79.72	8.90	89.23	21.82
PSBH PSB Holdings Inc. (MHC)	72.74	10.70	0.47	12.60	22.64	84.92	14.09	93.74	23.78
UCBA United Community Bancorp (MHC)	105.80	12.50	0.31	13.22	40.00	94.53	24.27	94.53	37.37

EXHIBIT 50

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

The LaPorte Savings Bank
Stock Prices as of May 11, 2007

Pricing ratios:

	Symbol	Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	29.50	28.42	24.52	20.54	16.73
price to core earnings	P/CE	43.47	28.56	24.55	25.14	17.37
Price to book value	P/B	74.30%	89.90%	93.09%	135.75%	125.08%
Price to tangible book value	P/TB	86.70%	94.64%	94.26%	153.04%	135.27%
Price to assets	P/A	13.12%	19.59%	17.41%	13.45%	12.59%

Pre conversion earnings	(Y)	$ 1,517,000	For the twelve months ended March 31, 2007
Pre conversion core earnings	(CY)	$ 922,000	For the twelve months ended March 31, 2007
Pre conversion book value	(B)	$ 36,410,000	At March 31, 2007
Pre conversion tang. book value	(TB)	$ 25,892,000	At March 31, 2007
Pre conversion assets	(A)	$ 379,298,000	At March 31, 2007

Conversion expense	(X)	2.46%	Option % granted	(OP)	10.00%
ESOP stock purchase	(E)	8.00%	Est. option value	(OV)	38.00%
ESOP cost of borrowings, net	(S)	0.00%	Option maturity	(OM)	5
ESOP term (yrs.)	(T)	20	Option % taxable	(OT)	25.00%
RRP amount	(M)	4.00%	Price per share	(P)	$ 10.00
RRP term (yrs.)	(N)	5			
Tax rate	(TAX)	39.00%			
Investment rate of return, net	(RR)	2.99%			
Investment rate of return, pretax		4.90%			
Percent sold	(PCT)	82.39%			

Formulae to indicate value after conversion:

1. P/CE method: Value = $\frac{P/CE*CY}{1-P/CE*((PCT-X-E-M)*RR-(1-TAX)*E/T-(1-TAX)*M/N-(1-(TAX*OT))*(OP*OV/OM))}$ = $ 54,619,670

2. P/TB method: Value = $\frac{P/TB*TB}{1-P/TB*(PCT-X-E-M)}$ = $ 54,619,670

3. P/A method: Value = $\frac{P/A*A}{1-PA*(PCT-X-E-M)}$ = $ 54,619,670

VALUATION CORRELATION AND CONCLUSIONS:

	Acquisition Shares Issued	Shares Issued to Public	Gross Proceeds of Public Offering	Shares Issued to MHC	Total Number of Shares Issued	TOTAL VALUE
Midpoint @ $10 per share	**961,967**	**4,500,000**	**$53,000,000**	**0**	**5,461,967**	**$54,619,670**
Minimum @ $10 per share	961,967	3,825,000	$45,050,000	0	4,786,967	$47,869,670
Maximum @ $10 per share	961,967	5,175,000	$60,950,000	0	6,136,967	$61,369,670
Maximum, as adjusted, @ $10 per share	961,967	5,951,250	$70,092,500	0	6,913,217	$69,132,170

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
The LaPorte Savings Bank
At the MINIMUM of the Range

1. Gross Offering Proceeds

Minimum offering proceeds [1]	$	45,050,000
Less: Estimated conversion expenses		1,224,000
Net conversion proceeds	$	43,826,000

2. Generation of Additional Income

Net conversion proceeds	$	43,826,000
Less: Proceeds not invested [2]		3,829,574
Total conversion proceeds invested	$	39,996,426
Investment rate		2.99%
Earnings increase - return on proceeds invested	$	1,195,493
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		116,802
Less: RRP expense, net of taxes		233,604
Net earnings increase	$	845,087

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	1,517,000	922,000
Net earnings increase		845,087	845,087
After conversion	$	2,362,087	1,767,087

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/07	$	36,410,000	25,892,000
Net cash conversion proceeds		38,081,640	38,081,640
After conversion	$	74,491,640	63,973,640

5. Comparative Net Assets

Before conversion - 03/31/07	$	379,298,000
Conversion proceeds		38,081,640
After conversion	$	417,379,640

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
The LaPorte Savings Bank
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint offering proceeds [1]	$	53,000,000
Less: Estimated conversion expenses		1,302,000
Net conversion proceeds	$	51,698,000

2. Generation of Additional Income

Net conversion proceeds	$	51,698,000
Less: Proceeds not invested [2]		4,369,574
Total conversion proceeds invested	$	47,328,426
Investment rate		2.99%
Earnings increase - return on proceeds invested	$	1,414,647
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		133,272
Less: RRP expense, net of taxes		266,544
Net earnings increase	$	1,014,831

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	1,517,000	922,000
Net earnings increase		1,014,831	1,014,831
After conversion	$	2,531,831	1,936,831

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/07	$	36,410,000	25,892,000
Conversion proceeds		45,143,640	45,143,640
After conversion	$	81,553,640	71,035,640

5. Comparative Net Assets

Before conversion - 03/31/07	$	379,298,000
Conversion proceeds		45,143,640
After conversion	$	424,441,640

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
The LaPorte Savings Bank
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum offering proceeds (1)	$	60,950,000
Less: Estimated conversion expenses		1,379,000
Net conversion proceeds	$	59,571,000

2. Generation of Additional Income

Net conversion proceeds	$	59,571,000
Less: Proceeds not invested (2)		4,909,574
Total conversion proceeds invested	$	54,661,426
Investment rate		2.99%
Earnings increase - return on proceeds invested	$	1,633,830
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		149,742
Less: RRP expense, net of taxes		299,484
Net earnings increase	$	1,184,604

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	1,517,000	922,000
Net earnings increase		1,184,604	1,184,604
After conversion	$	2,701,604	2,106,604

4. Comparative Net Worth (3)

		Total	Tangible
Before conversion - 03/31/07	$	36,410,000	25,892,000
Conversion proceeds		52,206,640	52,206,640
After conversion	$	88,616,640	78,098,640

5. Comparative Net Assets

Before conversion - 03/31/07	$	379,298,000
Conversion proceeds		52,206,640
After conversion	$	431,504,640

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
The LaPorte Savings Bank
At the Maximum, as adjusted, of the Range

1. Gross Conversion Proceeds

Super-maximum offering proceeds [1]	$	70,092,500
Less: Estimated conversion expenses		1,469,000
Net conversion proceeds	$	68,623,500

2. Generation of Additional Income

Net conversion proceeds	$	68,623,500
Less: Proceeds not invested [2]		5,530,574
Total conversion proceeds invested	$	63,092,926
Investment rate		2.99%
Earnings increase - return on proceeds invested	$	1,885,848
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		168,682
Less: RRP expense, net of taxes		337,365
Net earnings increase	$	1,379,800

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	1,517,000	922,000
Net earnings increase		1,379,800	1,379,800
After conversion	$	2,896,800	2,301,800

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/07	$	36,410,000	25,892,000
Conversion proceeds		60,327,640	60,327,640
After conversion	$	96,737,640	86,219,640

5. Comparative Net Assets

Before conversion - 03/31/07	$	379,298,000
Conversion proceeds		60,327,640
After conversion	$	439,625,640

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	La Porte		Premium or (discount) from comparable group.	
			Average	Median
Midpoint:				
Price/earnings	29.50 x		3.81%	20.31%
Price/book value	74.30 %		(17.35)%	(20.19)%
Price/assets	13.12 %		(33.05)%	(24.65)%
Price/tangible book value	86.70 %	*	(8.38)%	(8.01)%
Price/core earnings	43.47 x		52.97%	77.28%
Minimum of range:				
Price/earnings	27.00 x		(5.00)%	10.10%
Price/book value	70.72 %		(21.34)%	(24.04)%
Price/assets	11.62 %		(40.69)%	(33.25)%
Price/tangible book value	83.73 %	*	(11.53)%	(11.17)%
Price/core earnings	40.63 x		42.98%	65.70%
Maximum of range:				
Price/earnings	31.76 x		11.77%	29.53%
Price/book value	77.28 %		(14.04)%	(16.99)%
Price/assets	14.49 %		(26.07)%	(16.79)%
Price/tangible book value	89.07 %	*	(5.88)%	(5.50)%
Price/core earnings	45.89 x		61.50%	87.16%
Super maximum of range:				
Price/earnings	34.16 x		20.22%	39.32%
Price/book value	80.24 %		(10.75)%	(13.81)%
Price/assets	16.06 %		(18.02)%	(7.73)%
Price/tangible book value	91.40 %	*	(3.42)%	(3.03)%
Price/core earnings	48.39 x		70.29%	97.35%

* Represents pricing ratio associated with primary valuation method.

EXHIBIT 56

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - MINORITY OFFERING

The LaPorte Savings Bank
Stock Prices as of May 11, 2007

Pricing ratios:	Symbol	Value	Comparable Group Average	Comparable Group Median	All MHCs Average	All MHCs Median
Price to earnings	P/E	36.93	42.62	35.08	40.91	40.17
price to core earnings	P/E	61.78	45.57	38.70	58.88	47.99
Price to book value	P/B	114.54%	166.04%	161.79%	178.71%	164.53%
Price to tangible book value	P/TB	146.95%	182.35%	174.54%	181.02%	167.56%
Price to assets	P/A	13.98%	22.81%	20.43%	25.28%	19.78%

Pre conversion earnings	(Y)	$ 1,517,000	For the twelve months ended March 31, 2007
Pre conversion core earnings	(CY)	$ 922,000	For the twelve months ended March 31, 2007
Pre conversion book value	(B)	$ 36,410,000	At March 31, 2007
Pre conversion tang. book value	(TB)	$ 25,892,000	At March 31, 2007
Pre conversion assets	(A)	$ 379,298,000	At March 31, 2007

Conversion expense	(X)	1.76%	Option % granted	(OP)	4.90%
ESOP stock purchase	(E)	3.65%	Est. option value	(OV)	38.00%
ESOP cost of borrowings, net	(S)	0.00%	Option maturity	(OM)	5
ESOP term (yrs.)	(T)	20	Option % taxable	(OT)	25.00%
RRP amount	(M)	1.96%			
RRP term (yrs.)	(N)	5			
Tax rate	(TAX)	39.00%			
Investment rate of return, net	(RR)	2.99%			
Investment rate of return, pretax		4.90%			
Percent sold	(PCT)	28.01%			
Price per share	(P)	$ 10.00			

Formulae to indicate value after conversion:

1. P/CE method: Value = $\frac{P/CE*CY}{1-P/CE*((PCT-X-E-M)*RR-(1-TAX)*E/T-(1-TAX)*M/N-(1-(TAX*OT))*(OP*OV/OM))}$ = $ 54,619,670

2. P/TB method: Value = $\frac{P/TB*TB}{1-P/TB*(PCT-X-E-M)}$ = $ 54,619,670

3. P/A method: Value = $\frac{P/A*A}{1-PA*(PCT-X-E-M)}$ = $ 54,619,670

VALUATION CORRELATION AND CONCLUSIONS:

	Merger Shares Issued	Public Shares Issued	Gross Proceeds of Public Offering	MHC Shares Issued	Total Shares Issued	TOTAL VALUE
Midpoint @ $10 per share	**961,967**	**1,530,000**	**$15,300,000**	**2,970,000**	**5,461,967**	**$54,619,670**
Minimum @ $10 per share	961,967	1,300,500	**$13,005,000**	2,524,500	4,786,967	$47,869,670
Maximum @ $10 per share	961,967	1,759,500	**$17,595,000**	3,415,500	6,136,967	$61,369,670
Maximum, as adjusted, @ $10 per share	961,967	2,023,425	**$20,234,250**	3,927,825	6,913,217	$69,132,170

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS - MINORITY OFFERING

Stock Prices as of May 11, 2007

	Market Data				Pricing Ratios				
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)
THE LAPORTE SAVINGS BANK									
Appraised value - midpoint	**54.62**	**10.00**	**0.31**	**8.73**	**36.93**	**114.54**	**13.98**	**146.95**	**61.78**
Minimum	46.43	10.00	0.36	9.85	32.59	104.53	12.23	135.69	54.78
Maximum	62.81	10.00	0.28	7.90	41.21	123.79	15.51	157.13	68.63
Maximum, as adjusted	72.23	10.00	0.25	7.18	46.06	133.59	17.37	167.67	76.32
ALL MHCs (72)									
Average	218.72	17.81	0.28	10.78	40.91	178.71	25.28	181.02	58.88
Median	62.99	13.53	0.31	7.92	40.17	164.53	19.78	167.56	47.99
INDIANA MHCs (2)									
Average	67.23	16.01	0.48	11.59	34.68	168.28	17.62	168.28	42.88
Median	67.23	16.01	0.48	11.59	34.68	168.28	17.62	168.28	42.88
COMPARABLE GROUP (13)									
Average	80.38	12.84	0.31	7.94	42.62	166.04	22.81	182.35	45.57
Median	84.30	12.50	0.31	7.66	35.08	161.79	20.43	174.54	38.70
COMPARABLE GROUP									
CHEV Cheviot Financial (MHC)	127.44	13.63	0.18	7.66	75.72	171.20	39.90	171.20	74.72
COBK Colonial Bkshrs Inc. (MHC)	62.99	14.21	0.36	8.40	38.00	173.37	16.57	173.37	38.07
GOV Gouverneur Bancorp (MHC)	25.30	11.00	0.57	8.81	24.65	162.24	24.76	162.24	30.29
GCBC Greene County Bncp Inc. (MHC)	59.14	14.25	0.54	8.53	27.41	181.15	19.78	181.15	26.89
HBOS Heritage Financial Group (MHC)	182.72	16.78	0.22	5.85	76.27	278.89	42.38	283.41	74.48
JXSB Jacksonville Bancorp (MHC)	25.79	12.98	0.45	10.81	28.76	121.50	9.61	140.40	28.31
KFFB Kentucky First Federal (MHC)	84.30	10.10	0.19	7.28	55.32	132.87	32.40	174.54	55.60
MGYR Magyar Bancorp Inc. (MHC)	87.67	14.80	0.00	8.26	NM	161.79	17.96	161.79	NM
NVSL Naugatuck Valley Finl (MHC)	88.90	12.00	0.19	6.76	61.50	179.94	22.21	180.60	61.67
ONFC Oneida Financial Corp. (MHC)	92.24	12.00	0.54	7.51	21.87	154.99	20.43	234.79	25.13
PBHC Pathfinder Bancorp Inc. (MHC)	29.87	12.03	0.42	8.49	31.80	154.28	10.67	191.15	39.19
PSBH PSB Holdings Inc. (MHC)	72.74	10.70	0.31	7.59	35.43	145.42	14.99	174.99	38.21
UCBA United Community Bancorp (MHC)	105.80	12.50	0.12	7.35	34.72	140.87	24.82	140.87	54.33

EXHIBIT 58

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
The LaPorte Savings Bank
At the MINIMUM of the Range

1. Gross Offering Proceeds

Minimum offering proceeds [(1)]	$	13,005,000
Less: Estimated conversion expenses		934,000
Net conversion proceeds	$	12,071,000

2. Generation of Additional Income

Net conversion proceeds	$	12,071,000
Less: Proceeds not invested [(2)]		1,809,974
Total conversion proceeds invested	$	10,261,026
Investment rate		2.99%
Earnings increase - return on proceeds invested	$	306,702
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		55,204
Less: RRP expense, net of taxes		114,466
Net earnings increase	$	137,032

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	1,517,000	922,000
Net earnings increase		137,032	137,032
After conversion	$	1,654,032	1,059,032

4. Comparative Net Worth [(3)]

		Total	Tangible
Before conversion - 03/31/07	$	36,410,000	25,892,000
Net cash conversion proceeds		9,322,781	9,322,781
After conversion	$	45,732,781	35,214,781

5. Comparative Net Assets

Before conversion - 03/31/07	$	379,298,000
Conversion proceeds		9,322,781
After conversion	$	388,620,781

(1) Represents gross proceeds of public offering.

(2) Represents ESOP.

(3) ESOP and RRP are omitted from net worth.

EXHIBIT 59

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
The LaPorte Savings Bank
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint offering proceeds [1]	$	15,300,000
Less: Estimated conversion expenses		960,000
Net conversion proceeds	$	14,340,000

2. Generation of Additional Income

Net conversion proceeds	$	14,340,000
Less: Proceeds not invested [2]		1,993,574
Total conversion proceeds invested	$	12,346,426
Investment rate		2.99%
Earnings increase - return on proceeds invested	$	369,035
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		60,804
Less: RRP expense, net of taxes		130,607
Net earnings increase	$	177,624

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	1,517,000	922,000
Net earnings increase		177,624	177,624
After conversion	$	1,694,624	1,099,624

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/07	$	36,410,000	25,892,000
Conversion proceeds		11,275,881	11,275,881
After conversion	$	47,685,881	37,167,881

5. Comparative Net Assets

Before conversion - 03/31/07	$	379,298,000
Conversion proceeds		11,275,881
After conversion	$	390,573,881

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 60

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
The LaPorte Savings Bank
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum offering proceeds [1]	$	17,595,000
Less: Estimated conversion expenses		987,000
Net conversion proceeds	$	16,608,000

2. Generation of Additional Income

Net conversion proceeds	$	16,608,000
Less: Proceeds not invested [2]		2,177,174
Total conversion proceeds invested	$	14,430,826
Investment rate		2.99%
Earnings increase - return on proceeds invested	$	431,337
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		66,404
Less: RRP expense, net of taxes		146,747
Net earnings increase	$	218,186

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	1,517,000	922,000
Net earnings increase		218,186	218,186
After conversion	$	1,735,186	1,140,186

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/07	$	36,410,000	25,892,000
Conversion proceeds		13,227,981	13,227,981
After conversion	$	49,637,981	39,119,981

5. Comparative Net Assets

Before conversion - 03/31/07	$	379,298,000
Conversion proceeds		13,227,981
After conversion	$	392,525,981

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 61

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
The LaPorte Savings Bank
At the Maximum, as adjusted, of the Range

1. Gross Conversion Proceeds

Super-maximum offering proceeds [1]	$	20,234,250
Less: Estimated conversion expenses		1,017,000
Net conversion proceeds	$	19,217,250

2. Generation of Additional Income

Net conversion proceeds	$	19,217,250
Less: Proceeds not invested [2]		2,388,314
Total conversion proceeds invested	$	16,828,936
Investment rate		2.99%
Earnings increase - return on proceeds invested	$	503,017
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		72,844
Less: RRP expense, net of taxes		165,309
Net earnings increase	$	264,864

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 03/31/07	$	1,517,000	922,000
Net earnings increase		264,864	264,864
After conversion	$	1,781,864	1,186,864

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 03/31/07	$	36,410,000	25,892,000
Conversion proceeds		15,473,946	15,473,946
After conversion	$	51,883,946	41,365,946

5. Comparative Net Assets

Before conversion - 03/31/07	$	379,298,000
Conversion proceeds		15,473,946
After conversion	$	394,771,946

(1) Represents gross proceeds of public offering.
(2) Represents ESOP.
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 62

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	La Porte		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	36.93 x		(13.36)%	5.29%
Price/book value	114.54 %		(31.02)%	(29.20)%
Price/assets	13.98 %		(38.68)%	(31.55)%
Price/tangible book value	146.95 %	*	(19.41)%	(15.81)%
Price/core earnings	61.78 x		44.96%	76.15%
Minimum of range:				
Price/earnings	32.59 x		(23.54)%	(7.09)%
Price/book value	104.53 %		(37.05)%	(35.39)%
Price/assets	12.23 %		(46.36)%	(40.12)%
Price/tangible book value	135.69 %	*	(25.58)%	(22.26)%
Price/core earnings	54.78 x		28.52%	56.17%
Maximum of range:				
Price/earnings	41.21 x		(3.31)%	17.49%
Price/book value	123.79 %		(25.44)%	(23.49)%
Price/assets	15.51 %		(31.98)%	(24.07)%
Price/tangible book value	157.13 %	*	(13.83)%	(9.98)%
Price/core earnings	68.63 x		61.03%	95.67%
Super maximum of range:				
Price/earnings	46.06 x		8.07%	31.32%
Price/book value	133.59 %		(19.54)%	(17.43)%
Price/assets	17.37 %		(23.86)%	(15.00)%
Price/tangible book value	167.67 %	*	(8.05)%	(3.94)%
Price/core earnings	76.32 x		79.06%	117.58%

* Represents pricing ratio associated with primary valuation method.

EXHIBIT 63

KELLER & COMPANY
Dublin, Ohio
614-766-1426

LAPORTE BANCORP, INC.
CONVERSION/MERGER OFFERING DATA

STOCK OFFERING AND RATIOS

	Share Price ($)	Public Offering Shares	MHC Shares	CSFC Merger Shares	Total Shares Issued	CSFC Exchange Ratio (1)	CSFC % Ownership
Minimum	10.00	1,300,500	2,524,500	961,967	4,786,967	1.7000	20.10%
Midpoint	10.00	1,530,000	2,970,000	961,967	5,461,967	1.7000	17.61%
Maximum	10.00	1,759,500	3,415,500	961,967	6,136,967	1.7000	15.67%
Maximum, as adjusted	10.00	2,023,425	3,927,825	961,967	6,913,217	1.7000	13.91%

SHARE ALLOCATION

	Public Offering Shares	MHC Shares	CSFC Merger Shares	Total Shares Issued
Minimum	27.17%	52.74%	20.10%	100.00%
Midpoint	28.01%	54.38%	17.61%	100.00%
Maximum	28.67%	55.65%	15.67%	100.00%
Maximum, as adjusted	29.27%	56.82%	13.91%	100.00%

SHARE VALUE

	Share Price ($)	Public Offering Shares ($)	MHC Shares ($)	CSFC Merger Shares ($)	Total Shares Issued ($)
Minimum	10.00	13,005,000	25,245,000	9,619,670	47,869,670
Midpoint	10.00	15,300,000	29,700,000	9,619,670	54,619,670
Maximum	10.00	17,595,000	34,155,000	9,619,670	61,369,670
Maximum, as adjusted	10.00	20,234,250	39,278,250	9,619,670	69,132,170

(1) CSFC exchange ratio is based on merger shares equal to 50% of the total acquisition price.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

Consultants in the Firm (cont.)

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

May 29, 2007
Date



Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, LaPorte Bancorp, Inc., in the amount of $35,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 29th day of May 2007.



NOTARY PUBLIC


NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/2007

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Porte, State of Indiana on 6/5, 2007.

LAPORTE BANCORP, INC.

By: 

Lee A. Brady
President and Chief Executive Officer

END